UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05069910


SEC MAIL
RECEIVED
PROCESSING
OCT 25 2005
WASH, D.C.
213
SECTION

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

***For the month of* October 2005 (October 5, 2005)**

Commission File Number: 1-13488

P.G.I
10/5/05

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

PROCESSED
OCT 31 2005
THOMSON
FINANCIAL

Grant Way, Isleworth, Middlesex, TW7 5QD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __X__ No _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC

Date: October 24, 2005

By: */s/Dave Gormley*

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit

A. British Sky Broadcasting Group plc Annual Report and Accounts 2005




sky

what do you want to watch?

CONTENTS

HIGHLIGHTS

>> 7.8 MILLION DTH SUBSCRIBERS AT 30 JUNE 2005

>> MORE THAN 120% GROWTH IN SKY+ AND MULTIROOM HOUSEHOLDS

>> TURNOVER INCREASED BY 11% TO OVER £4 BILLION

>> OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS INCREASED BY 34% TO £805 MILLION

>> PROFIT AFTER TAX INCREASED BY 32% TO £425 MILLION

>> EARNINGS PER SHARE BEFORE GOODWILL AND EXCEPTIONAL ITEMS INCREASED BY 58% TO 29 PENCE

>> PROPOSED FINAL DIVIDEND OF 5 PENCE PER SHARE, GENERATING A FULL-YEAR TOTAL DIVIDEND OF 9 PENCE PER SHARE



CHAIRMAN'S STATEMENT

SKY CONTINUED TO DELIVER ON ITS TARGETS, BOTH FINANCIALLY AND OPERATIONALLY, IN THE 2005 FINANCIAL YEAR. AS A RESULT, THE GROUP IS IN A STRONG POSITION – IN A MARKETPLACE THAT IS SURE TO PROVIDE CONTINUED AND AMPLE OPPORTUNITY FOR GROWTH

Sky's direct to home ("DTH") subscriber base grew to 7.8 million during the year, with continued strong demand for the Company's industry-leading entertainment service. In the Group's short history, questions have at times been asked about the potential maturity of the business. In the last year, we heard those questions asked again. However, in a dynamic and competitive marketplace, it is the work of the business to continue to adapt and refresh itself for our current customers, while opening new horizons for future customers and their desires.

Over the years Sky has reintroduced itself, reinvented itself and revitalised its appeal. This past year of continued renewal was no different – and in the last 12 months we accelerated the number of new subscribers joining the service year-on-year for the first time since 2001.

During the year, Sky has continued to invest in quality programming, ensuring that the very best content is available to our subscribers. Unrivalled choice – new entertainment, popular movies, leading sports coverage and the finest 24-hour news service in Europe will continue to drive this business forward.

Sky+ is transforming the way in which our customers consume television. At the end of June 2005, almost 900,000 households had access to the enhanced control and flexibility that Sky+ provides to the television viewing experience. By increasing customer satisfaction and providing a platform for new businesses, our new products strategy is delivering incremental profitability and new opportunities for growth by first and foremost meeting the needs of our customers.

Following on from the success of Sky+, the next development will be the introduction of high definition television ("HDTV"). HDTV will provide an enhanced TV viewing experience for our customers in the UK and Ireland delivering increased choice, flexibility and connectivity for future services.

Financially, Sky is in robust health. During the 2005 financial year, Sky generated on average over £1 billion of revenue each quarter and delivered the highest level of profit in Sky's history.

Combined, these core strategic elements: quality, in service and on screen; flexibility, for our customers and for the business; control, letting the customers structure their family's entertainment; and choice, empowering the customer with an unrivalled breadth of our service, set the pace for our viewers and for the marketplace as a whole.

Finally, I would like to thank all the staff at Sky for their continued contribution. It is through their continued hard work, dedication and enthusiasm that the Group will continue to deliver substantial value to shareholders.

2 August 2005

DTH REVENUE
Since 2002 DTH revenue has grown at an average annual rate of 15%, reflecting strong subscriber growth and increased yield through new products and pricing.


2,000
1,500
1,000
500
05

Operating and Financial Review
James Murdoch
Chief Executive Officer

CHIEF EXECUTIVE'S STATEMENT

CHOICE, FLEXIBILITY, QUALITY, CONTROL – THESE ARE THE KEY ELEMENTS OF THE SKY CUSTOMER EXPERIENCE. THIS YEAR WE'VE BUILT ON THESE STRENGTHS WHILE ALSO INVESTING OUR EFFORTS IN ENSURING THAT THE BUSINESS IS WELL EQUIPPED IN A MARKETPLACE THAT IS EVOLVING RAPIDLY

OPERATING PROFIT[1]
The growth in operating profit demonstrates the success of Sky's business model.


Operating profit[1] (£m)
1,000
800
600
400
200
02
03
04
05
CAGR 61%

[1] Before goodwill and exceptional items

EARNINGS PER SHARE[1]
After completing the transition to digital, the Group is in a new phase of superior financial health, delivering strong growth in profitability.


Earnings per share[1] (pence)
30
25
20
15
10
5
0
-5
02
03
04
05

[1] Before goodwill and exceptional items

In August 2004, British Sky Broadcasting Group plc ("the Company") and its subsidiaries ("the Group", "Sky") outlined a new long-term strategy to drive subscriber growth. During the year, we have focused on progressing a number of key initiatives that will deliver this plan in a highly competitive and dynamic environment.

The early signs are encouraging. During the year, we increased the total number of DTH subscribers in the UK and Ireland by 6% to 7,787,000 and more than doubled the number of subscribers to Sky+ and Multiroom. As at 30 June 2005, 11% of DTH households subscribed to Sky+ and 8% of DTH households took two or more subscriptions.

Significant growth potential
We believe the pay television ("pay-TV") sector in the UK and Ireland has significant growth potential, at only 44% penetration. In the long term, penetration levels can increase to around 80%, consistent with the development of the pay-TV market in the US. That's a further 10 million homes yet to take pay-TV services.

The hard work and commitment of the executive management team and all of Sky's employees over the last twelve months have ensured that we have made a good start towards executing Sky's long-term strategy. Both operationally and financially the Group is in a good position to continue to make progress towards its goals.

Total revenues for the year increased by 11% year-on-year to £4,048 million. Total operating costs before goodwill and exceptional items increased by 6% to £3,243 million, generating operating profit before goodwill and exceptional items of £805 million. The operating profit margin before goodwill and exceptional items increased to 20% from 16% for the comparable period. During the year, we improved our investment grade credit rating and have distributed £551 million to shareholders, through our ordinary dividend and a share buy-back programme. Profit after tax for the period grew to £425 million, generating earnings per share before goodwill and exceptional items of 29.0 pence, an increase of 58% on the comparable period.

These figures highlight the operational gearing of our business and the profitability of adding new subscribers and increasing the yield per existing subscriber. Given the attractiveness of new subscribers and the scale of the potential growth opportunity, we have concentrated on raising the rate of subscriber growth by addressing remaining barriers to consumer adoption through the launch of several initiatives. These have included the re-introduction of the Sky brand, more effective and targeted marketing, greater emphasis on increasing the range of entry points to pay-TV and continued investment in high-quality programming.

Setting the pace
Innovation is at the core of our future success, as demonstrated by new products and services launched last year, and to be launched over the coming year.

A few highlights:
In August 2005 we introduced the 'Sky Gnome', an innovative portable and wireless device that will enable customers to listen to the audio output from their favourite digital TV and radio channels throughout the home.

In September 2005, we will simplify our pricing and packaging structure to offer customers increased choice and flexibility. The current basic entertainment packages proposition will be replaced by offering new and existing customers a choice of six distinct "genre-mixes", from which they may select various combinations of basic-tier channels to create their own package. Customers will still be able to add premium sports and movies to these packages. Whilst increasing the number of available packages fivefold, the number of price points will reduce from 96 to 15.

Before the end of the 2005 calendar year, customers who subscribe to a top-tier package

>>

AFTER 15 YEARS OF PAY-TV, 'CHOICE' IS STILL CITED AS THE NO. 1 REASON WHY NEW SUBSCRIBERS JOIN SKY.

WE ARE CONTINUOUSLY ENHANCING OUR OFFERING THROUGH A BROADER RANGE OF CONTENT, MORE FLEXIBLE PACKAGES TO SUIT DIFFERENT CUSTOMERS AND PRODUCT INNOVATION.

and have a broadband internet connection will be able to download movies 'on-demand' and enjoy Sky Sports programming through their PC free of charge. Initially planned to launch with over 200 movies, which will increase over time, customers will be able to browse movies, trailers, behind the scenes footage and reviews at any time through a readily accessible, easy to use application. From day one, over 5 million Sky Sports subscribers will have access to highlights from all their favourite sports, including Barclays Premier League and UEFA Champions League football, rugby, golf and cricket. As an added benefit, our top tier customers will also be able to receive the latest video updates from Sky News and Sky Sports News via their mobile phones.

Last October, we added Sky+160 to our product portfolio. Sky+ enables customers to pause live TV, programme a series link for their favourite series, and effectively build a personalised TV channel to watch what they want, when they want. The new Sky+160 offers customers around four times as much storage as the standard Sky+ box and has two USB connections.

At the same time, we launched a new freesat service offering consumers around 200 television and radio channels and interactive services for a one-off fee. The service provides an attractively priced option, particularly for approximately 50% of UK households who either cannot receive Freeview or who require an aerial upgrade to do so.

Following on from the success of Sky+, we plan to launch Europe's most comprehensive "HDTV" service in the first half of calendar year 2006. Good progress was made during the year building the required broadcast infrastructure and facilities and developing the HDTV box, which has the connectivity and flexibility to offer advanced services in the future. This service will initially include a number of high definition ("HD") channels, including sports, movies and documentaries and will offer customers an enhanced TV experience.

Must-see programming
According to viewing figures from the Broadcasters Audience Research Board ("BARB"), Sky Sports' share of viewing in UK television homes increased in the last quarter of the year by 12%, with England playing Australia in cricket's NatWest Challenge and the British and Irish Lions tour of New Zealand both achieving record audience figures. During the year, Sky concluded a number of major sports agreements including:

- exclusive live rights from the England Cricket Board to broadcast all international and domestic cricket in England and Wales from 2006 until 2009 inclusive;
- exclusive live rights from the Rugby Football Union to broadcast England's Autumn Internationals and Guinness Premiership matches until 2010;
- exclusive live rights in the UK to the Heineken Cup, European rugby's major club competition, until 2010; and
- exclusive live rights from the Football League to broadcast around 70 matches per season, from the League's competitions until 2009.

In addition to these, Sky Sports added coverage of equestrian events, international netball, badminton and yachting to further increase the range of programming on its dedicated channels, which now includes coverage of over 150 different sporting disciplines.

During the year, Sky made progress in the renegotiation of three major movie studio contracts, focusing on better quality, better rights and improved value. Sky Movies screens over 450 different films every week across its 11 multiplex screens, offering unrivalled choice and convenient viewing.

Named as 'News Channel of the Year' by the Royal Television Society for the fourth year running, Sky News remains the UK's leading news channel both in terms of ratings and critical acclaim. Later this year, Sky News will unveil a new on-air look and schedule when it begins broadcasting from its recently completed state-of-the-art studio complex at Sky's main campus in Osterley.

Sky One relaunched in September 2004 with a new on-air look and strong line-up of acquired and commissioned programming. The channel's commitment to offering modern, quality programming is reflected by a 3.9% increase in the share of viewing by ABC1 adults in network homes in the first half of calendar year 2005. The upcoming Autumn schedule features a strong line-up with 'Nip/Tuck' returning in a two series agreement exclusive in the UK, the second co-produced series of 'The 4400' and new US drama series 'Weeds' and 'Threshold'.

Targets
We are confident that continued execution of our strategy will deliver on our long-term growth plan. In the medium term we have established targets of achieving 10 million subscribers in 2010, with 25% taking Sky+ and 30% taking our Multiroom product, as well as delivering substantial and sustained profit and cash flow. We are confident that, through the initiatives set out above, we will achieve our growth targets whilst delivering substantial and sustained profit and cash flow throughout.

SKY'S AIM IS TO BE THE NO. 1 ENTERTAINMENT CHOICE. THIS AMBITION UNDERPINS OUR COMMITMENT TO IRREPRESSIBLE INNOVATION, QUALITY PROGRAMMING AND LEADING-EDGE CUSTOMER SERVICE FOR MILLIONS OF FAMILIES ACROSS THE UK AND IRELAND.


vol
ch
back up
sky+
message
online
tv guide
remote

>> PRODUCT INNOVATION

Sky is constantly evolving to offer a greater range of products and packages to meet the needs of our subscribers and encourage new consumer take-up. The penetration of Multiroom and our Sky+ box has continued to increase as customers choose to enjoy even more choice and control of their television viewing. In 2005, we unveiled the 'Sky Gnome', a wireless receiver that will allow customers to listen to their favourite television or radio channels in any room of the house or even in the garden (within a typical range of 30 metres from the Sky box). We also introduced our freesat service which offers customers around 200 television and radio channels, and access to interactive services without a monthly subscription. In 2006 Sky plans to launch the most comprehensive HDTV service in Europe.

>> MUST-SEE PROGRAMMING

This year, on Sky One, we demonstrated our commitment to improving customer satisfaction by acquiring upmarket and award-winning productions. In September 2004, Sky One relaunched with a new on-air look and a strong line-up of original UK and 'the best from the US' commissions such as Deadwood, featuring the Golden Globe winner Ian McShane.



© & ™ Pathé Pictures/Magic Rights Limited/M.Danot.
Based on the characters created by Serge Danot.


sky

>> INVESTMENT IN OUR BRAND

Investing in our brand is important in the drive towards 10 million subscribers. The re-introduction of the brand this year and the 'what do you want to watch?' campaign, as well as giving Sky a new and more appealing voice, has already caused significant increases in how positive non-customers feel about our product and, crucially, in their likelihood to subscribe.


LIVE
BREAKING NEWS

>> AWARD WINNING NEWS

Award winning Sky News secured Royal Television Society's News Channel of the Year for the fourth year running, and underlined its position as the first place to turn for breaking news and innovative coverage of events. Now in its sixteenth year, Sky News has set the pace of 24-hour news since it launched as Europe's first rolling news channel in 1989.



Attracting great people to Sky and enabling them to do a great job is our top priority. In 2004, we were voted Best Scottish Call Centre Workplace by Mitial Research International. The judges praised us for encouraging a culture of openness, respect and co-operation. Our customer-facing staff based at our award-winning contact centres in West Lothian and Fife are key to the business. To help them deliver outstanding service, we continue to invest in a great working environment with state-of-the-art technology. We also offer the chance to study for vocational qualifications – over 1,000 Scottish employees have taken up this chance in the last three years.

GROWTH POTENTIAL
At only 44% penetration, we believe the pay television sector in the UK and Ireland is still immature. Our target is to reach 10 million DTH subscribers in 2010.



THE BUSINESS, ITS OBJECTIVES AND ITS STRATEGY

SKY'S PRIMARY OBJECTIVE IS TO MAXIMISE SHAREHOLDER VALUE THROUGH PROFITABLE SUBSCRIBER GROWTH

Sky operates the leading pay television broadcasting service in the United Kingdom ("UK") and Ireland, providing television broadcasting services and additional services, which are provided to both retail and wholesale customers.

Sky is an established and widely recognised brand, with a reputation for quality and innovation. It operates and distributes 28 wholly-owned channels via its digital service and retails a further 109 third party channels to DTH viewers. Sky also operates the Sky Box Office ("SBO") service, which provides pay-per-view films, sporting events and concerts.

Sky's primary objective is to maximise value for shareholders by focusing on profitable growth in the number of subscribers to its digital pay television services in the UK and Ireland. In order to achieve this objective, Sky's focus is on the following priorities:

Continued expansion of the DTH subscriber base
Sky drives expansion of its subscriber base, both through the acquisition of new DTH subscribers, and through the maintenance of a low churn rate. Sky's short-term target is to reach 8 million DTH subscribers by December 2005, and has a longer term target of 10 million DTH subscribers in 2010; the Company is on track to reach both of these target levels.

Maintaining a low churn rate is a significant component of maximising the return Sky makes on its investment in customer acquisition, and Sky's target is to maintain churn at close to 10%. Sky's customer relationship management ("CRM") centres, principally based in Scotland, play a key role in achieving this priority. The CRM centres deal with the handling of orders from subscribers, the establishment and maintenance of subscriber accounts, the invoicing and collection of revenue, telemarketing and customer services. These activities, together with a high level of customer service, allow the centres to play a key role, both in customer acquisition and customer retention.

Maintenance of subscriber quality
Sky continues to develop the programming and other services it offers on the Sky digital platform, resulting in high satisfaction and perception of value for money. The financial return on an incremental subscriber is a function of the revenue, direct costs and expected duration of the subscription. Sky manages its product portfolio and supplier relationships to ensure that it can achieve an attractive return, regardless of the tier of programming chosen. Sky expects to continue to invest in subscriber acquisition, including the cost of subsidising digiboxes, adjusting the level of such acquisition costs according to the profile of new groups of subscribers.

Investment in programming
Investment in attractive programming is a key factor in generating the DTH and cable subscription revenues that make up 79% (2004: 79%) of Sky's total revenue. Sky's strategy is to acquire exclusive, high quality rights for films, live sporting events and for other general entertainment programming.

Growing the popularity of Sky's channels
Sky's channels are key to driving the appeal of the Sky digital platform, and generate significant advertising revenues for the Group. Sky One remains one of the UK's most watched non-terrestrial channels, offering a strong schedule combining top US programming with original commissioned productions. Sky News, voted RTS News Channel of the Year for the fourth year running, has a reputation for impartial, authoritative and up to the minute coverage of breaking news.

As the universe of multichannel homes continues to grow, Sky's channels have been able to increase their share of UK television advertising, and Sky expects this trend to continue.

Innovation in products, packages and services
Sky has a strong track record of innovation and operates in a highly competitive environment, which is reliant on technology that is subject to rapid change

MULTIROOM PENETRATION
Our Multiroom product, which allows customers to watch different Sky channels on different television sets, offers enhanced viewing flexibility in the home. Our target is for 30% of our customers to take two or more subscriptions in 2010.


18
12
6
02
03
10

SKY+ PENETRATION
90% of Sky+ customers rate their satisfaction of the product between 8 and 10 on a 10 point scale. Our target is for 25% of our customers to have Sky+ in 2010.


15
10
5
02
03
10

and development. Sky therefore looks to invest in and adapt its products and packages in order to remain competitive, and keeps under review emerging technologies for the distribution of entertainment content and for the provision of new services to Sky's subscriber base.

Sky has announced a number of changes to the way it packages entertainment channels which will give more choice and flexibility to existing and future customers. These changes are consistent with Sky's long-term growth strategy, further emphasising the range and quality of programming available from pay television and allowing customers to pick a tailored package that best suits their needs.

Sky has continued to promote new products and services such as its personal video recorder ("PVR") product, Sky+, and Multiroom subscriptions, which continue to increase in popularity. In October 2004, Sky introduced an enhanced Sky+ digibox, offering 160GB of storage capacity and extra connectivity through two USB ports. From 2006, Sky also intends to offer subscribers a premium high definition service on the digital satellite platform. Through a new HD box, which will be combined with PVR functionality, consumers will be able to watch a set of dedicated HD channels and access selected events produced in HD. Consistent with Sky's strategy, these products further extend the range of hardware and service options available to subscribers, tailored to different needs. Sky has set targets for Multiroom penetration of 30% of DTH subscribers in 2010 and Sky+ penetration of 25% of DTH subscribers in 2010.

Sky's DTH customers also have access to Sky Active and a range of other digital interactive services. These services include betting, game-playing, shopping, interactive programming, interactive advertising and telephony-based services, such as voting.

Investment in infrastructure to support subscriber growth

On 4 August 2004, the Group announced a four year capital investment programme to support its growth strategy, which would focus capital expenditure on the following:

- CUSTOMER RELATIONSHIP MANAGEMENT ("CRM") The Group continues to upgrade its customer service systems. Key systems, designed to maintain the Group's first class customer service which is fundamental to the future of the business, will go live during this calendar year.
- PROPERTY The Group's property programme will ensure that its main campus is a flexible, efficient and environmentally-friendly place to work, and fully scalable with the long-term growth and expansion of the business.
- ADVANCED TECHNOLOGY CENTRE ("ATC") The Group has completed construction of this facility during the year, updating key elements of our broadcast infrastructure to state-of-the-art technology, and strengthening our business continuity plans.
- NEW CONTACT CENTRE AND TRAINING FACILITY The Group has identified the need to increase capacity at its contact centres to service future subscriber growth. The Group is also planning to develop a new training centre that will help keep customer service standards at the forefront of the industry.

The Group has invested £158 million in these projects during the year and expects the full programme to cost around £450 million, with the remaining investment spread equally over the next three years. In addition to this spend, the Group expects core capital expenditure to remain at around £100 million per year.

>>

98% OF HOUSEHOLDS IN THE UK AND IRELAND FALL WITHIN THE FOOTPRINT OF SKY'S DIGITAL SATELLITE SERVICES, MORE THAN ANY OTHER DIGITAL TELEVISION SERVICE.

SKY SEEKS TO MAXIMISE CUSTOMER LOYALTY AND SATISFACTION BY COMBINING THE HIGHEST QUALITY CONTENT WITH NEW TECHNOLOGIES THAT ENHANCE THE VIEWING EXPERIENCE.

IN 2006 SKY PLANS TO LAUNCH THE MOST COMPREHENSIVE HIGH DEFINITION TV SERVICE IN EUROPE.

DTH SUBSCRIBERS (millions)

Year	Value
03	6.8
04	7.4
05	7.8

SKY+ PENETRATION (%)

Year	Value
03	2
04	5
05	11

MULTIROOM PENETRATION (%)

Year	Value
03	2
04	4
05	8

OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS (£ million)

Year	Value
03	364
04	600
05	805

EARNINGS PER SHARE BEFORE GOODWILL AND EXCEPTIONAL ITEMS (pence)

Year	Value
03	10.2
04	18.3
05	29.0

OPERATING CASH FLOW (£ million)

Year	Value
03	664
04	882
05	978

DTH SUBSCRIBERS*
The Group's targets are to obtain 8 million subscribers in 2005, growing to 10 million subscribers in 2010. Growth in subscriber numbers is one of the drivers of future business growth.

SKY+ PENETRATION*
The number of households at the end of a period who take Sky+, expressed as a percentage of the number of DTH subscribers at the end of a period. The penetration of Sky+ reflects the Group's goal of introducing a wider range of hardware and service options to subscribers to promote revenue and subscriber growth. The Group's target is 25% penetration of DTH subscribers in 2010.

MULTIROOM PENETRATION*
The number of households at the end of a period who take Multiroom, expressed as a percentage of the number of DTH subscribers at the end of a period. The penetration of Multiroom reflects the Group's goal of introducing a wider range of hardware and service options to subscribers to promote revenue and subscriber growth. The Group's target is 30% penetration of DTH subscribers in 2010.

OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS**
Operating margin reflects the Group's operational profitability. The Group expects operating margin before goodwill and exceptional items to grow in the medium term.

EARNINGS PER SHARE BEFORE GOODWILL AND EXCEPTIONAL ITEMS**
Profit on ordinary activities after taxation, before goodwill and exceptional items, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group's ESOP trust during the year. Earnings per share reflects the Group's profitability.

OPERATING CASH FLOW**
Operating cash flow represents the Group's ability to generate cash. The Group expects sustained cash flow generation.

* Reported figures are derived from internal company data.
** Full-year reported figures are derived from externally-audited information.

REVIEW OF RESULTS FOR THE YEAR

SKY HAS DELIVERED AN EXCELLENT SET OF RESULTS GENERATING MORE THAN £4 BILLION IN TOTAL REVENUE, A 34% INCREASE IN OPERATIN PROFIT BEFORE GOODWILL AN EXCEPTIONAL ITEMS TO £805 MILLION, REPRESENTING A MARGIN OF 20% AND EARNINGS PER SHARE OF 29 PENCE, AN INCREASE OF 58% ON THE COMPARABLE PERIOD

DTH SUBSCRIBERS
Sky's DTH subscriber base has grown from 7.4 million to 7.8 million during the year.

7.8m

Financial Review
Jeremy Darroch
Chief Financial Officer



>>

GROSS MARGIN INCREASED FROM 53% FOR THE COMPARABLE PERIOD TO 60%, DEMONSTRATING THE OPERATIONAL GEARING IN SKY'S BUSINESS MODEL.

THE GROUP GENERATED OPERATING CASH INFLOW OF ALMOST £1 BILLION.

OPERATING REVIEW

At 30 June 2005, the total number of DTH subscribers in the UK and Ireland was 7,787,000, representing a net increase of 432,000 subscribers in the financial year. During the year, the number of subscribers to one or more premium channels increased by over 250,000 to 5,619,000. The Group remains on track to achieve its target of eight million DTH subscribers by 31 December 2005.

The Group recorded gross DTH subscriber additions in the last quarter of the year of 303,000, reflecting further progress since the launch of a number of strategic initiatives, including the 'what do you want to watch?' marketing campaign on 1 October 2004, and despite a more challenging consumer environment.

The total number of Sky+ households increased by 491,000 in the year to 888,000, reflecting an 11% penetration of total DTH subscribers. Since relaunching with a revised pricing structure in October 2003, the number of Sky+ subscribers has increased at an average rate of 110,000 every quarter, equal to the growth in total DTH subscribers over the same period. This product continues to receive high satisfaction ratings and attract new customers to Sky, with 14% of new additions in the last quarter of the year taking Sky+.

The total number of Multiroom households has more than doubled year-on-year, increasing by 352,000 in the year to 645,000, 8% penetration of total DTH subscribers.

DTH churn for the year was 10.3%, in line with the Group's stated goal of around 10%. DTH churn for the last quarter of the year (annualised) was in line with the fourth quarter of last year at 10.5%, and down from 11.1% for the previous quarter.

Annualised average revenue per DTH subscriber ("ARPU") in the last quarter of the year was £384, £2 higher than the previous quarter reflecting increased Multiroom subscriptions, a greater number of pay-per-view ("PPV") events and higher net revenue from SkyBet.

TURNOVER
Total revenues increased by 11% on the comparable period to over £4 billion.

£4,048m

GROSS MARGIN
Gross margin for the year increased from 53.2% to 59.6%.

59.6%

Analysis of turnover


4%
2%
7%
8%
6%
73%

- DTH
- Cable
- Advertising
- Sky Bet
- Sky Active
- Other

Analysis of operating expenses, before goodwill and exceptional items, net


7%
9%
12%
51%
16%
5%

- Programming
- Transmission
- Marketing
- Subscriber management
- Administration
- Betting

FINANCIAL REVIEW

Revenue
Total revenue for the year increased by 11% over the year ended 30 June 2004 ("the comparable period") to £4,048 million.

DTH revenues increased by 12% on the comparable period to £2,968 million. This was mainly driven by 6% growth in the average number of DTH subscribers and a 5% increase in the average revenue per DTH subscriber, mainly as a result of the January and September 2004 price rises and increased Multiroom subscription revenues.

Wholesale revenues increased by 2% on the comparable period to £219 million. After adjusting for a one-off receipt of monies from NTL, a cable operator, following an audit of sums due to the Group in the first quarter of the last financial year, this represents a 5% increase on the comparable period. This has primarily been driven by the changes to wholesale prices in January and September 2004 and the carriage of Sky Sports Extra and PREMPLUS.

Advertising revenues increased by 5% on the comparable period to £329 million. This has been driven by 4% growth in the UK television advertising sector and continued growth in the Group's share of this sector.

Total SkyBet revenue for the year was £261 million, a 37% increase on the comparable period. Gross margin increased from 8% to 10% driven by the introduction of fixed odds games during the year, such as roulette and multi-line slot games. On 8 April 2005, the Gambling Act was successfully passed by Parliament. Once implemented, the Act will present an opportunity to offer 'gaming' services combining TV and interactivity. 'Gaming' includes games of chance and skill and therefore the Act will permit the launch of true casino games such as poker, in addition to the fixed odds games already available on SkyBet.

The SkyBuy retail service was wound down and closed during the year. This, together with the expiry of a number of historical interactive contracts and services, led to a reduction in Sky Active revenues of £24 million to £92 million. Underlying revenues (excluding these items) rose by 10% to £87 million, reflecting the growth in areas such as interactive advertising, games and third party betting and gaming.

Programming costs
Total programming costs decreased by £75 million on the comparable period to £1,636 million. This reduction has been primarily driven by contractual savings in the renewal of sports contracts and the benefit of improved rates at which the Group is able to purchase US dollars to satisfy its movie commitments.

Sports costs, which represent 46% of total programming costs, decreased by £56 million on the comparable period to £747 million. The renewal of the FA Premier League and Football Association contracts led to substantially all of this reduction which was partly offset by the Ryder Cup, a bi-annual event, and investment in production costs behind increased coverage in a number of sports, most notably football, with an increase of 32 live Barclays Premiership games and delayed footage or extended highlights of every Barclays Premiership match through the *Football First* service.

Movie costs decreased by £37 million on the comparable period to £356 million primarily due to an improved rate at which the Group's US dollar denominated movies were amortised as a result of the weaker dollar. Savings from the renewal of a non-major studio agreement were offset by the additional costs associated with an increase in the average number of movie subscribers.

News and entertainment costs were £171 million, an increase of £16 million on the comparable period. This increase is primarily due to the higher operating costs of Sky News following the commencement of the contract to supply news to five and the coverage of the Tsunami disaster and the elections at home and abroad. After adjusting for the £17 million accelerated stock amortisation charge in the final quarter of last financial year, entertainment costs increased by 22% on the comparable period. This increase reflects the greater investment in acquired and commissioned programming for Sky One.

Third party channel costs increased by 1% on the comparable period to £362 million, representing a 6% increase in the average number of DTH subscribers offset by a 6% reduction in the cost per subscriber. This saving has been primarily driven by the renewal of our contracts on improved terms and the termination of our contract with Granada Sky Broadcasting ("GSB"), slightly offset by new channels joining the pay-TV line-up including FX, Turner Classic Movies and UK TV Style Gardens.

Gross margin (defined as total revenues less total programming costs, as a percentage of total revenues) for the year was 60%, representing an increase of 7 percentage points on the comparable period.

Other operating costs
Total other operating costs before goodwill and exceptional items increased by £262 million on the comparable period to £1,607 million.

Transmission and related costs for the year were £171 million, an increase of £25 million on the comparable period, reflecting higher engineering, broadcast support and maintenance costs associated with an expanding broadcast infrastructure, resulting from projects including the creation of the new Sky News Centre and the ATC.

Marketing costs increased by £119 million to £515 million, 13% of total revenue, equal to the average rate over the last three years. During the year, the Group launched a number of marketing initiatives to attract new subscribers and drive the penetration of the yield enhancin Sky+ and Multiroom products. This increase reflects the strong growth in the number of gross additions, with three times as many new joiners taking Sky+ from the outset compared to last year. As a consequence of this activity, the blended subscriber acquisition cost ("SAC") for the year was £237. The number of existing customer upgrading to Sky+ increased by over 40% year-on-year and the number upgrading to Multiroom increased by almost 150% over the same period. These products generate high levels of satisfactior and offer an attractive return on investment through lower churn and a higher propensity to take premium packages and multiple subscriptions. Above-the-line marketing costs for the year were £74 million, an increase of 50% on the comparable period as a result of the 'what do you want to watch?' campaign and marketing of the new Sky One schedule.

Subscriber management costs increased by £25 million on the comparable period to £396 million. This reflects the growing subscriber base, increased call volumes due to higher levels of sales activity and a higher level of Sky+ and Multiroom installations.

Administration costs before goodwill and exceptional items increased by £32 million on the comparable period to £289 million, mainly due to increased technology, facility and IS development costs, and a one-time charge of £14 million for restructuring costs following an efficiency and effectiveness review of the business.

Betting costs increased by £61 million to £236 million in line with the strong growth in SkyBet revenues.

Operating profit before goodwill and exceptional items increased

OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS
Operating profit before goodwill and exceptional items increased by 34% to £805 million.

£805m

OPERATING PROFIT MARGIN BEFORE GOODWILL AND EXCEPTIONAL ITEMS
Operating profit margin before goodwill and exceptional items increased by four percentage points to 19.9%.

19.9%

by 34% on the comparable period to £805 million. Operating profit margin before goodwill and exceptional items increased from 16% to 20%, despite the small dilutive effect of the structurally lower margin SkyBet business, which currently generates a margin around 10%.

Goodwill
The goodwill associated with the acquisition of planetfootball.com was fully written off in June 2004 resulting in a £3 million reduction in the goodwill amortisation charge on the comparable period to £116 million.

Exceptional items
During the year, the Group sold its 49.5% investment in GSB to ITV plc for £14 million cash consideration. After deducting the carrying value of the investment in GSB and writing back the original goodwill relating to the increase of the Group's interest in GSB to 49.5% in March 1998, which had previously been eliminated against reserves, the disposal generated an accounting loss under UK Generally Accepted Accounting Principles ("UK GAAP") of £23 million.

In the last quarter of the year, the Group received £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group. These amounts had been fully provided for in the year ended 30 June 2002, therefore generating a non-recurring operating exceptional item in the year.

Joint ventures
The Group's share of net operating profits from its joint ventures was £14 million for the year, compared to a £5 million net operating loss for the comparable period. After adjusting for a one-off £11 million write down in relation to Attheraces ("ATR") in the final quarter of last financial year, this represents an increase in net operating profits of £8 million, generated primarily from ATR.

Interest
Total net interest payable for the year reduced by £19 million to £62 million primarily as a result of an increase in interest receivable due to higher levels of cash on deposit at higher interest rates.

Taxation
The total net tax charge for the period of £206 million includes a current tax charge of £159 million, a deferred tax charge of £68 million and a tax charge in relation to exceptional items of £4 million, partly offset by a £25 million adjustment in respect of prior years. Excluding the effect of goodwill, joint ventures and exceptional items, the Group's underlying effective tax rate on ordinary activities for the year was 30%.

The net £25 million adjustment in respect of prior years comprises a £7 million benefit in respect of consortium relief on losses purchased from ATR, and the favourable settlement of some prior year items.

The mainstream corporation tax liability for the year was £161 million and, in accordance with the quarterly instalment regime, £75 million was paid in the year and £40 million was paid in July 2005. The final payment is due in October 2005.

Earnings
Profit on ordinary activities after taxation for the year was £425 million, generating earnings per share, before goodwill and exceptional items, of 29 pence, an increase of 58% on the comparable period. At 30 June 2005, the total number of shares outstanding was 1,867,523,599.

Cash flow
Earnings before interest, tax, depreciation and amortisation ("EBITDA") before exceptional items increased by 28% on the comparable period to £897 million. After a £55 million positive movement in working capital, a £13 million receipt from the liquidators of ITV Digital and other items, the Group generated an operating cash inflow of £978 million. After taxation of £103 million and net interest paid of £63 million, the Group utilised cash in a number of areas, including the share buy-back programme (£416 million, including £3 million of stamp duty and commissions), capital expenditure (£230 million) and dividend payments (£138 million), resulting in a reduction in net debt during the year from £429 million to £379 million at 30 June 2005.

During the year, the Group progressed a number of capital expenditure and infrastructure projects in line with the plans announced on 4 August 2004. The Group spent £75 million on a combination of infrastructure projects including the acquisition of four freehold properties, previously leased at its Osterley campus, and the construction of the Sky News centre. The Group continued work on the CRM programme to upgrade its customer service systems, investing £59 million during the year, with roll-out scheduled to commence in the second half of this calendar year. As part of the Group's business continuity plan, £24 million was invested to build and fit out the ATC. The remaining £72 million, regarded as 'core' capital expenditure, was spent on IS infrastructure, broadcast equipment and new product development, including HDTV.

Corporate
The Board of Directors are proposing a final dividend of 5 pence per Ordinary Share (2004: 3.25 pence per Ordinary Share), resulting in a total dividend for the year of 9 pence per Ordinary Share (2004: 6 pence per Ordinary Share). The ex-dividend date will be 26 October 2005 and, subject to shareholder approval at the Company's AGM, the dividend will be paid on 18 November 2005 to shareholders of record on 28 October 2005.

During the year, the Company repurchased for cancellation 74 million shares for a total consideration of £416 million, including stamp duty and commissions. The programme is ongoing, and will continue until the authority granted on 12 November 2004 expires at the next AGM on 4 November 2005.

It remains the overall financial policy of the Board to achieve an appropriate balance between distributions arising from strong free cash flow generation to shareholders, and maintaining a prudent degree of strategic and financial flexibility.

The Board considers that an on-market share repurchase programme is a flexible, equitable and tax-efficient means by which to make distributions to shareholders which are incremental to the ordinary dividend. As a result, the Board currently intends to propose resolutions at the AGM in November 2005 to renew the annual authority last granted by shareholders in 2004 to buy back up to a further 5% of its issued share capital.

In pursuing a continued buy-back authority, the Board is sensitive to the concerns expressed by some Independent Shareholders. Accordingly, as part of the buy-back proposals, the Board intends to enter into an agreement with News UK Nominees Limited, which would limit the exercise of its voting rights to the level held at the time of the 2005 AGM (expected to be no more than 37.2%). This voting arrangement will be conditional on the buy-back proposals being approved by shareholders. Further details of the proposals will be sent to shareholders in advance of the AGM.

The Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group as part of the Group's investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

NUMBER OF CHANNELS
Sky digital continues to offer the widest choice in multichannel television in the UK and Ireland.

480+ channels

BALANCE SHEET

Financing

The Group's principal source of liquidity is its operating cash flow. Long-term funding comes primarily from its US dollar and sterling-denominated public bond debt, together with its currently undrawn £1 billion Revolving Credit Facility ("RCF"), each of which are described below.

GUARANTEED NOTES During the current and prior year the Group had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, the Group entered into further swap arrangements relating to £64 million of this debt, which arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £64 million at 5.990% until January 2004, after which time it reverted to floating six months London Inter Bank Offer Rate ("LIBOR") plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin increases from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £64 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.818% on a further £64 million of its swapped debt, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter, the Group shall revert back to 7.653%. At 30 June 2005, none of the floor levels had been breached, therefore the Group continues to pay the relevant floating rates.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.750% was swapped to a floating rate of LIBOR plus a margin of 2.050% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the counterparty had the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.750%. The counterparty cancelled this swap in July 2005.

US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of a further £61 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.950% interest rate on this swap was renegotiated to 8.020%, with all other aspects of the swap remaining unchanged.

US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.

REVOLVING CREDIT FACILITY In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. At 30 June 2005, the £1 billion facility was undrawn. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of net debt to EBITDA (as defined in the loan agreement).

At 30 June 2005, the ratio of net debt to EBITDA (before exceptional items) was 0.5 (2004: 0.6). Interest cover (the ratio of EBITDA before exceptional items to net interest payable) was 14.7 (2004: 8.7). The Group currently expects these ratios to continue to improve.

Both the bank facilities and the publicly-traded guaranteed notes have been entered into by the Company and guaranteed by British Sky Broadcasting Limited, BSkyB Investments Limited and Sky Subscribers Services Limited. In addition, the £1 billion RCF is guaranteed by BSkyB Investments Limited.

Fixed and current assets

Intangible assets decreased by £116 million during the year, from £417 million to £301 million, due to the amortisation of goodwill. Intangible assets comprise the goodwill that arose on the acquisitions of British Interactive Broadcasting Holdings Limited ("BiB"), Sports Internet Group plc ("SIG") and WAPTV Limited ("WAPTV").

Tangible fixed assets increased in the year by £150 million, primarily due to £244 million of additions, including further investment in CRM, property, the ATC and increased customer contact and staff training facilities, partly offset by depreciation of £92 million. Included within tangible fixed assets are assets in the course of construction, which increased by £153 million in the year, mainly due to the investment in CRM and the ATC. Investments in joint ventures decreased by £10 million, mainly due to the sale of the Group's investment in GSB. Net assets decreased by £124 million, principally due to continued amortisation of goodwill and returns to shareholders, in the form of dividends and a share buy-back, partly offset by the Group's strong operating performance.

Reserves

CORPORATE REORGANISATION
On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a wholly-owned subsidiary. The reduction was registered with Companies House on 14 April 2005. This formed part of a corporate reorganisation, allowing the Group access to additional distributable reserves.

DISPOSAL OF GSB In accordance with FRS 10 "Goodwill and Intangible Assets" ("FRS 10"), the Group has included the write back of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the year. The goodwill arose on the increase of the Group's interest in GSB to 49.5% in March 1998, and had previously been written off to the profit and loss reserve as permitted prior to FRS 10.

EPS GROWTH
Earnings per share before goodwill and exceptional items increased by 58% to 29 pence per share.

58%

Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

SHARE BUY-BACK On 12 November 2004, the Company's shareholders approved a resolution at the Annual General Meeting for the Company to purchase up to 97 million Ordinary Shares. During the financial year, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of £5.56 per share, with a nominal value of £37 million, for consideration of £413 million and stamp duty and fees of £3 million. This represents 4% of called-up share capital at the beginning of the financial year.

Treasury policy and risk management
The Group's treasury function is responsible for raising finance for the Group's operations, together with associated liquidity management, and the management of foreign exchange, interest rates and credit risks. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only. It is the Group's policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. Regular and frequent reporting to management is required for all transactions and exposures, and the internal control environment is subject to periodic review, both by the Group's internal audit team and by its Treasury Committee.

The Group's principal market risks are exposures to changes in interest rates and currency exchange rates, which arise both from the Group's sources of finance and from the Group's operations. Following evaluation of those positions, the Group selectively enters into derivative financial instruments to manage these exposures. The principal instruments currently used are interest rate swaps and options on interest rate swaps ("swaptions") to hedge interest rate risks, forward exchange contracts and currency options ("collars") to hedge transactional currency exposures, and cross-currency interest rate swaps to hedge exposures on long-term foreign currency debt.

Interest rate management
The Group has financial exposures to both UK and US interest rates, arising primarily from long-term bonds. The Group manages its exposures by borrowing at fixed rates of interest and by using interest rate swap and swaption agreements to adjust the balance between fixed and floating rate debt. All of the Group's US dollar-denominated debt has been swapped to pounds sterling, using cross-currency swap arrangements, which, in addition to the translation of the principal amount of the debt to pounds sterling, also provide for the exchange, at regular intervals, of fixed-rate amounts of dollars for fixed-rate amounts of pounds sterling. All of the Group's debt exposure is denominated in pounds sterling after cross-currency swaps are taken into account; at 30 June 2005, the split of the Group's aggregate net borrowings into their core currencies was US dollar 91% and pound sterling 9% (30 June 2004: US dollar 90% and pound sterling 10%). The Group also enters into pound sterling interest rate swap and swaption arrangements, which provide for the exchange, at specified intervals, of the difference between fixed rates and variable rates, calculated by reference to an agreed notional pounds sterling amount. Certain of the swaption agreements can be cancelled prior to the maturity of the bonds. The counterparties are all 'A' long-term rating or better.

At 30 June 2005, 72% of the Group's borrowings were at fixed rates after taking account of interest rate swaps and swaption agreements (30 June 2004: 77%). The fair value of both interest rate and cross-currency swaps held, as of 30 June 2005, was approximately £103 million against the Group's favour, compared to £105 million against the Group's favour at 30 June 2004.

At 30 June 2005, the Group had outstanding cross-currency swap, interest rate swap and swaption agreements with net notional principal amounts totalling £1,018 million, compared to £968 million at 30 June 2004. This movement reflects new interest rate swap and swaption agreements designed to achieve a more appropriate balance between fixed and floating rate debt.

Currency exchange rates
The Group's revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the year to 30 June 2005, 13% of operating costs (£409 million) were denominated in US dollars (2004: 14% (£439 million)). These costs relate mainly to the Group's long-term programming contracts with US suppliers.

During the year, the Group managed its US dollar/pound sterling exchange risk exposure on US programming contracts by the purchase of forward exchange contracts and currency options (collars) for up to five years ahead. All US dollar-denominated forward exchange contracts, currency options and similar financial instruments entered into by the Group are in respect of firm commitments only and those instruments maturing over the 12 months following 30 June 2005 represent approximately 80% (30 June 2004: 80%) of US dollar-denominated costs falling due in that period. At 30 June 2005, the Group had outstanding commitments to purchase, in aggregate, US$670 million (30 June 2004: US$705 million) at average rates of US$1.79 to £1.00 (30 June 2004: US$1.62 to £1.00). In addition, at 30 June 2005, currency options (collars) were held relating to the purchase of a total of US$114 million (30 June 2004: nil).

The Group's primary Euro exposure arises as a result of revenues generated from the Group's subscribers in Ireland, being approximately 3% of total revenue in the year (2004: 3%). These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, the net position being a Euro surplus.

The Group has purchased the programming rights to certain UEFA Champions League football matches until the end of the 2005/06 season. Payments in respect of these rights are made pursuant to the contract in Swiss Francs, which means that the Group will be exposed to the Swiss Franc/pound sterling exchange rate. In line with the Group's policy of limiting foreign exchange transactions to fixed price instruments, 76% of this exposure (CHF 76 million) was hedged during the year via the use of forward contracts for the exchange of Euros and pounds sterling for Swiss Francs. Since 30 June 2005, 100% of this exposure has been hedged.

Euro 4 million were exchanged for US dollars on currency spot markets during the current period (2004: nil) and no surplus Euros were exchanged for pounds sterling during the period (2004: Euro 15 million). At 30 June 2005, Euro 82 million (£56 million) has been retained to meet obligations under forward exchange contracts for the purchase of Swiss Francs.

OPERATING CASH FLOW
Operating cash flow increased by 11% during the year to £978 million.

£978m

RISK IDENTIFICATION AND MANAGEMENT

Management continues to develop and review its processes for the identification, evaluation and management of business risks. Examples of the risks facing the business include: the highly competitive environment in which the Group operates, which is subject to rapid change; reliance on technology which is subject to failure, change and development; capital expenditure projects, including significant investment in customer relationship management systems; failing to meet expectations in terms of timescale, budget or anticipated benefits; changes in the broadcasting, telecommunications and competition regulatory environment, primarily in the UK and the European Community; reliance on a limited number of customers to generate wholesale revenues; reliance on intellectual property and proprietary rights which may not be adequately protected; reliance on encryption technologies to protect against unauthorised access to the Group's services and the financial and other obligations imposed upon the Group by a number of long-term agreements and/or other arrangements.

The Group's risk management processes include a Risk Management Committee, chaired by the Chief Financial Officer and comprising Senior Executives. The Committee meets at least four times a year to review the adequacy of systems and procedures controlling risks throughout the business. In addition, the Audit Committee monitors and reviews the effectiveness of the internal audit and risk management function.

CRITICAL ACCOUNTING POLICIES

The application of UK GAAP often requires management's judgement when the Group formulates its accounting policies and when presenting a true and fair view of the Group's financial position and results in the Consolidated Financial Statements. Judgement is sometimes required in respect of items where the choice of specific policy to be followed can materially affect the Group's reported results or net asset position, in particular when estimating the life and recoverability of particular assets, or in the timing of recognition of a transaction. A description of the Group's significant accounting policies is provided in Note 1 to the Consolidated Financial Statements on pages 44 to 45.

The Group's accounting policies in respect of the following are considered to be critical:

Goodwill

Where the cost of acquisition exceeds the fair value attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on the Group's balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires management's judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves.

Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortised on a straight-line basis over that life, of up to 20 years. All goodwill currently held on the Group's balance sheet is being amortised over periods of up to seven years on a straight-line basis. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Any amortisation or impairment write-down is charged to the profit and loss account.

At 30 June 2005, the carrying value of goodwill amounted to £301 million (2004: £417 million) and represented 13% (2004: 18%) of the Group's total assets. Applying the lives referred to in the previous paragraph has resulted in this year's charge for amortisation amounting to £116 million (2004: £119 million).

Goodwill impairment reviews are also an area requiring management's judgement, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. The Group completed two significant acquisitions in the year ended 30 June 2001. These were the acquisitions of the 67.5% of British Interactive Broadcasting Holdings Limited ("BiB"), not previously owned by the Group and 100% of Sports Internet Group ("SIG") (a company that the Group acquired in July 2000, which owns a bookmaker which operates telephone and interactive betting services under the brand name "SkyBet"). In accordance with FRS 11, "Impairment of Fixed Assets and Goodwill", impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with the Group's strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years and the carrying value of the goodwill is therefore heavily dependent on the forecast performance of, and projections for, these businesses. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

Revenue recognition and bad debt provision

The main source of the Group's revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognised as the services are provided. Pay-per-view revenue is recognised when the event, movie or football match is viewed. Cable revenue is recognised as the services are provided to the cable companies and is based on the number of subscribers taking the Sky Channels, as reported to the Group by the cable companies, and the applicable wholesale prices. The overriding principle followed is to recognise revenues in line with the provision of service, and accordingly, this leaves little scope for subjectivity. In the year, subscription revenues from DTH subscribers and cable companies comprised 79% of total turnover (2004: 79%).

Management judgement is required to evaluate the likelihood of collection of customer debt. This evaluation requires estimates to be made, and a provision is made for those amounts which management determines are unlikely to be recovered. Currently, the Group's provision is partly based upon the historical trends in the percentage of total subscriber debts which are not recovered. As DTH subscriber revenues are billed in advance and corrective action is taken early within the billing cycle, bad debts are a relatively low percentage of sales. Additionally, more detailed reviews are carried out in respect of more significant balances, which include cable subscriber revenues, whereby specific provisions are made where deemed appropriate.

The remaining 21% of turnover (2004: 21%) comprises advertising, SkyBet, Sky Active and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered or provided. SkyBet revenues represent amounts receivable in respect of bets placed on events which occur in the year and

CAPITAL EXPENDITURE
We invested £230 million during the year in the capital investment programmes which support our growth strategy.

£230m

net customer losses in the year in respect of the on-line casino operations.

Tangible fixed assets
Tangible fixed assets represented 23% of the Group's total assets at 30 June 2005 (2004: 16%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. The Group's depreciation policy in respect of tangible fixed assets is disclosed in Note 1 of the Consolidated Financial Statements. Management estimate the useful life of these assets based on their periods of expected use and this estimation is judgemental. Management reviews the period of expected use on a regular basis. The Group begins amortisation of these assets when they become available for use. Tangible fixed asset impairment reviews are also an area requiring management's judgement in determining whether the carrying value of the Group's tangible fixed assets can be supported by the net present value of future cash flows derived from the asset using cash flow projections, and discounted using an appropriate rate. The Group performs impairment reviews if events or circumstances indicate that the carrying value of tangible fixed assets may not be recoverable. There have been no material impairments in the current year.

FRS 15, "Tangible Fixed Assets", specifies criteria for the recognition of tangible fixed assets, including a detailed definition of costs that are capitalised in relation to self-constructed assets. As at 30 June 2005, the net book value of costs capitalised on the balance sheet in respect of the Group's CRM project was £160 million (2004: £118 million). Capitalised costs include technology hardware and software assets, site preparation and development costs, and associated consultancy expenditures. All of the CRM project costs capitalised during the year were associated with the CRM systems (2004: 100%). These assets are being depreciated over periods of between three and four years. All CRM-related assets were brought into use in September 2005.

Amortisation of programme stock
A significant proportion of programming costs relates to the amortisation of television programme rights. Programming costs constituted 51% of operating expenditure before goodwill and exceptional items in the year (2004: 56%). The Group's investments in television programme rights are amortised over the planned number of showings according to the type of programme right, with the exception of movie rights and certain sports rights, which are discussed below. The amortisation methods used are based on programme genre and have been based on the repeatability and value to the Group of showing the programme. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the programme to the cost of the programme rights. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. The Group's own in-house movie productions are amortised in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortisation of each contract was previously based on anticipated revenue. Since 1 July 2004, these contracts are now amortised on a straight-line basis across the season or competition as management's estimate of the benefits received from these rights was determined to be more appropriately aligned with a straight-line amortisation profile. This change in estimate did not have any impact on the amortisation charge for the year, as all associated programme stock would be fully amortised over the year under either method. Provisions are made for any programme rights which are surplus to the Group's requirements or will not be shown for any other reason.

Deferred tax
The Group recognises deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

The Group's management regularly reviews its deferred tax assets for recoverability and the expected reversals of existing timing differences. If the Group's ability to generate sufficient future taxable income changes, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, the Group could be required either to write down its deferred tax assets, resulting in an increase in the Group's effective tax rate and an adverse impact on the Group's financial results, or to recognise additional deferred tax assets, resulting in a decrease in the Group's effective tax rate and a positive impact on its financial results.

At 30 June 2005, the Group has recognised a deferred tax asset of £100 million (2004: £151 million) and has unrecognised deferred tax assets of £330 million (2004: £450 million) in respect of capital losses related to the Group's German holding of KirchPayTV, £24 million (2004: £21 million), in respect of capital losses in respect of football clubs and other investments, £14 million (2004: £13 million), on UK losses in the Group and £64 million (2004: £64 million) on trading losses in the Group's German holding companies of KirchPayTV. The Directors consider that at 30 June 2005 there was sufficient evidence to support the recognition of the Group's deferred tax asset on the basis that it was more likely than not that there would be suitable taxable profits against which this asset could be utilised and from which future reversals of underlying timing differences could be deducted.

Exceptional items
Operating exceptional items are those that, in management's judgement, are items that arise from events or transactions that fall within the ordinary activities of the Group but which individually or, if of a similar type, in aggregate, need to be disclosed separately because of their size or incidence if the financial statements are to properly reflect the results for the period. These items are included in the line of the profit and loss account to which they relate, but are disclosed in a separate column to provide the reader with a better understanding of the ongoing performance of the business.

The determination of which items should be separately disclosed as operating exceptional items requires a degree of judgement based on the materiality and nature of the items.

Non-operating exceptional items are defined by UK GAAP, although management judgement is required to determine whether such items are individually sufficiently material or, if of a similar type, in aggregate, to warrant separate disclosure. These items are included below operating profit in the profit and loss account, within the same separate column as the operating exceptional items.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group will report its financial results in accordance with International Financial Reporting Standards ("IFRS"), as adopted by the European Union ("EU"), from 1 July 2005. The transition date for the Group's adoption of IFRS of 1 July 2004 is determined in accordance with IFRS 1 "First-time Adoption of International Financial Reporting Standards".

As noted in the 2004 Annual Report and Accounts, the Group established an IFRS transition steering committee to oversee the transition to IFRS. The Committee's main responsibilities have been monitoring the progress of a dedicated transition working group, making key decisions relating to the transition, and reporting to the Audit Committee in relation to the transition. Implementation plans have been completed to modify the Group's procedures, systems and controls, and an IFRS training programme for the Group's finance function has also been completed.

Indicative guidance on the impact of the transition to IFRS on the Group's financial results was made available during the first quarter of the year ending 30 June 2006, and can be accessed from the British Sky Broadcasting web page at www.sky.com/corporate. This indicative guidance was prepared on the basis of IFRS as endorsed by the EU, as at 30 June 2005. Some uncertainties remain as to whether the International Accounting Standards Board ("IASB") and other related bodies will issue new or revised standards that, subject to their adoption by the EU, will either be mandatory for the Group's 30 June 2006 financial statements, or may be adopted early voluntarily. Such uncertainties limit the Group's ability to assess the final impact of IFRS on its financial statements. As a result, the IFRS financial results reported in the Group's 2006 Annual Report and Accounts for the comparative year ended 30 June 2005 may vary from those presented in the indicative guidance.

Particular uncertainty surrounds IAS 39 "Financial Instruments: Recognition and Measurement", which has been adopted by the EU on a partial basis, with certain requirements of the standard issued by the IASB having been removed (the "carve-outs"). The carve-outs relate to the use of the full fair value option in accounting for certain types of financial liabilities that the Group does not currently hold and a method of hedging interest rate risk that the Group currently does not employ. Therefore, the current modifications to IAS 39 have not affected the Group and we expect that the Group will be compliant with both the IASB and the EU versions of the standards.

The adoption of IFRS will lead to some significant changes in the Group's accounting policies, results, and the presentation of its financial statements, which are currently in accordance with UK GAAP. Based on the Group's assessment of current IFRS requirements, the principal effects on the Group's financial statements are as follows:

Share-based payments
Under UK GAAP, the Group recognises a charge in the profit and loss account for its Long-Term Incentive Plan ("LTIP"), Equity Bonus Plan ("EBP") and Key Contributor Plan ("KCP") based on the difference between the exercise price of the award and the price of a BSkyB share on the date of grant (the "intrinsic value"). No charge is recognised in respect of the Executive Share Scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.

Under IFRS 2 "Share-based Payment", the Group is required to recognise a charge in the income statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model as necessary. This method of valuation is used to calculate the charge for all share option schemes, including the Executive and Sharesave Schemes, resulting in an additional charge under IFRS compared to UK GAAP.

Financial instruments and hedge accounting
The Group manages its interest rate and foreign currency exposures using a combination of interest rate swaps, cross-currency swaps, swaptions, forward exchange contracts and zero cost currency option structures (collars).

Under UK GAAP, where the Group has taken out financial instruments to provide an economic hedge for foreign currency exposures, the rates inherent in the hedging contracts are used to translate the hedged items. The derivative financial instruments are not recognised on the balance sheet, and the gain or loss on the instrument is not recognised in the profit and loss account until maturity of the instrument.

Under IFRS, the Group is required to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at

DIVIDEND
The Group declared a full year dividend of 9 pence, approximately one third
of retained profit.

9p/share

closing exchange rates at each balance sheet date. This results in a restatement of foreign currency creditors, programming additions and amortisation, US dollar debt and accrued interest thereon at the transaction date, with restatement of foreign currency creditors, US dollar debt and accrued interest at the balance sheet date. The Group is required to recognise its derivative financial instruments on the balance sheet at fair value from inception of the contract, with changes in fair value being recognised in the income statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in its fair value) that is determined to be an effective hedge is initially recognised through equity in a hedging reserve, and is then reclassified to the income statement during the same periods in which the underlying hedged exposure affects the income statement.

The Group's foreign exchange hedging policy was revised during the year to extend the maturity profile of hedging instruments to match the time horizon of the underlying contracts more appropriately, and to extend the range of permitted instruments to protect exposures rather than fix transaction rates. The Group does not see a requirement to change its current hedging policy as a result of the new requirements for achieving hedge accounting under IAS 39 and expects to be able to achieve hedge accounting for the majority of its derivative financial instruments.

Goodwill
Under UK GAAP, the Group amortises goodwill on a straight-line basis over periods of no longer than 20 years. Under IFRS, the Group's goodwill balances that existed at the date of transition to IFRS are no longer amortised but instead are subject to annual impairment testing.

Furthermore, under UK GAAP, goodwill arising on acquisitions which had been written off to reserves is recycled to the profit and loss account on disposal of the investment. Under IFRS, any such goodwill remains written off against reserves, resulting in a different gain or loss on disposal of such investments.

Dividends
Under UK GAAP, a dividend declared after the balance sheet date, but before the date of signing the financial statements, is treated as an adjusting post balance sheet event, and the associated dividend payable is recorded as a liability within the year end balance sheet. Under IAS 10 "Events after the Balance Sheet Date", such a dividend is recorded as a liability in the accounting period in which it is approved.

Intangible assets
Certain assets, principally software acquired and developed that is not integral to a related item of hardware, which are classified as tangible fixed assets under UK GAAP must instead be classified as intangible assets under IAS 38 "Intangible Assets". These assets are reclassified on transition to IFRS, and continue to be amortised over their useful economic lives, which have not changed as a result of the reclassification. In addition, under UK GAAP, the Group has chosen to expense certain development costs. IFRS requires all of these development costs to be capitalised if certain criteria are met.

Presentation of the financial statements
IAS 1 "Presentation of Financial Statements" does not provide definitive guidance on the format of the income statement or balance sheet, but stipulates certain line items that, as a minimum, must be disclosed. Additional line items, headings and subtotals are presented on the face of the Group's income statement and balance sheet where such presentation is relevant to the understanding of the Group's financial performance. IAS 1 includes a requirement that all deferred tax assets must be classified as non-current assets under IFRS.

DIRECTORS' REMUNERATION

Executive Directors' and Senior Executives' incentive opportunity in the LTIP is mainly dependent on a limited number of measures, including growth in earnings per share before goodwill and exceptional items, free cash flow per share and DTH subscribers. The remaining 30% is based on Total Shareholder Return, measured relative to the constituents of the FTSE 100.

LIVING FOR SPORT
Living for Sport aims to re-engage 11-16 year olds back into school life through sports activities in schools.



SUBTITLING
Hours


03
04
05
51,600
55,000
64,000

CORPORATE RESPONSIBILITY

SKY'S APPROACH TO CORPORATE RESPONSIBILITY IS ALL ABOUT BEING TUNED-IN

COMMUNITY

Contribution by type


3%
12%
11%
74%

- Cash
- Management costs
- In-kind
- Time

Contribution by subject


28%
55%
17%

- Young people
- Art and culture
- Other

£5,113,772, including cash, time, in-kind donations and management costs, an increase of over £59,000 since 2004.

CARBON DIOXIDE EMISSIONS
Tonnes


04
05
36,491
30,545

ENERGY CONSUMPTION
KWh (thousands)


04
05
92,973
102,971

Corporate responsibility at Sky is about making the Group successful, responsible and flexible to market requirements.

Corporate responsibility management is overseen by the Corporate Responsibility Steering Group ("CRSG"), which provides senior direction and is tasked with setting the vision, values and reviewing the achievement of corporate responsibility goals for the Group. The CRSG comprises the members of the executive management team and two independent Non-Executive Directors. The CRSG is supported at an operational level by the Corporate Responsibility Taskforce of senior managers from around the Group who address specific issues with support from the Corporate Responsibility Department. The management of environmental issues is overseen by the Environment Committee that is chaired by the Company Secretary and reports into the CRSG. Other groups are in place to oversee health and safety and human resources policy, and Sky's people can communicate their views on corporate responsibility via the Sky Forum.

The Group runs an annual risk workshop on corporate responsibility issues and maintains a corporate responsibility risk register. The Group also undertakes consultation with stakeholders that informs corporate responsibility risk identification. The Group is a member of the FTSE4Good Index and the Dow Jones Sustainability Index and is included in Business in the Community's 'Companies That Count' Index. The annual Corporate Responsibility Review provides full details of corporate responsibility activities. This information can also be found on the web at www.sky.com/responsibilities.

Customers
The provision of choice is core to the Group's customer offering. The Group has continued to develop the technology to allow customers to access this choice and help them control access. Development activities during the year include further development of the parental control features available on the Electronic Programme Guide ("EPG") that will help parents to limit access to any channel by their children. The Group has also implemented the Code of Practice for Interactive Gambling, developed with GamCare, an organisation that promotes responsible gambling.

Accessibility to programming is provided through on-screen subtitling, audio description and signing. A dedicated helpline for disabled customers is in place, staffed by the Accessibility Service Team.

Community investment
The Group continues to align its community investment activities to the wider goals of the business and its customers and utilises its brand, platform, technology and people in community investment activities. These activities are regularly reviewed to ensure that they are delivering long-term benefits to both the community and the business. Current programmes include Living for Sport, Make a Difference – the staff community investment scheme – and a charity partnership with Chicken Shed Theatre Company.

Environment
The Environment Committee reviews annual performance indicators that track progress against the Group's environmental targets on energy consumption, carbon dioxide (CO_2) emissions, waste and water consumption. As the business has grown this year, energy consumption has increased. Despite this, the Group has reduced its carbon dioxide emissions by 16%. Since October 2004, all of the Group's sites in England, where the Group is responsible for energy purchasing, obtain their electricity from renewable sources. In April 2005, all sites in Scotland moved to combined heat and power ("CHP") sources that have lower carbon dioxide emissions.

SKY TALENT
One of the winners from our Sky Talent programme, Denise Nurse.



PEOPLE

PEOPLE, ENTERTAINMENT AND QUALITY ARE AT THE HEART OF OUR BUSINESS

>>

THE GROUP'S STRENGTH IS ITS DIVERSITY AND THE CHALLENGE FOR US IS TO CONTINUE TO ENCOURAGE THIS QUALITY TO DEVELOP AND GROW WITHIN THE BUSINESS.

EMPLOYEE TRAINING DAYS

Year	Days
03	39,336
04	45,826
05	49,624

Our organisation
The Group is committed to developing a flexible and motivated workforce which supports the business goals. To achieve this, the Group aims to make Sky a great place to work and to align the culture, organisational development and reward to the Group's business strategy and values. These values are aspirational and designed to engage employees: tuned-in; irrepressible; inviting and fun. They help the Group to serve its customers, define the way it achieves its goals, and shape the organisation. Diverse ideas and opinions are encouraged, helping employees to find new and better ways of working. The Group fully supports the right of all people who work with us to be treated with respect and dignity. We are committed to ensuring that no one is subjected to less favourable treatment because of their age, gender, gender reassignment, sexual orientation, race, religious beliefs, marital status or disability.

Involvement
The way the Group conducts business and the way its employees work together are critical to the Group's success. An open environment allows people to challenge, be creative and get involved. Sky's people have elected employees from around the business to form the Sky Forum and represent the views, ideas and concerns of all employees. Issues ranging from the work environment and practices to training and development and health and safety are discussed at the Forum. The Chief Executive, Executive Team and other managers regularly attend Forum meetings to talk about Sky's strategic priorities. Involving employees through the Forum ensures that views are shared as the Group shapes its future.

The views of employees are important to the Group. A recent Group-wide opinion survey was conducted to keep abreast of what employees think and how Sky can be made an even better place to work. This is an important measurement tool for the Group and guides the ongoing development of the "People Plan", which defines the goals and activities the Group aims to undertake to ensure that it engages its employees and aligns them to the business aims.

The Group also encourages employee involvement through community initiatives. The Make a Difference programme allows Sky's people to choose to get involved in their local communities in a number of different ways:

- Sky Volunteers – an opportunity for employees to develop new skills and be paid for up to 16 hours working for a cause they believe in;
- Sky Givers – where employees make a regular donation to charity via payroll, and where Sky will match the donation; and
- Sky Fundraisers – where employees undertaking a fundraising activity are given match-funding for their chosen charity.

At Sky, people can create their own futures. Sky Talent aims to develop internal talent and discover future television presenters from Sky's own employees. Presenters and producers make up the judging panel, with successful employees going on to take part in a four day presenting course and winning a slot on a Sky programme.

Reward
The Group offers an attractive and competitive reward and benefits package. This includes the BSkyB Pension Plan, life cover and disability benefits, a share save plan, a healthcare plan and complimentary Sky+. The Sky Choices programme was launched in 2005, allowing employees to make significant savings in tax and National Insurance in areas such as childcare payment, computers for the home or a bicycle for travel to work. In addition, Sky Club has been launched, giving employees the opportunity to be entered into a free draw to win entertainment experiences such as going to cover a major match with a sports reporter or being an extra in a movie.

SKY FORUM
Members of the Sky Forum engaging together with members of Sky's Executive team on key issues.



Training and development
Training and development is essential for employees to realise their full potential, gain new skills and knowledge and enable them to meet the Group's business objectives. The Group encourages employees to improve their personal development by integrating learning within the workplace.
A range of training programmes is offered, including a Sky introduction programme; workplace training; coaching and professional updates; leadership; technology; the broadcast industry; professional skills; and management and personal development opportunities.
A news traineeship scheme was launched last year, in addition to the existing finance traineeship scheme. During this year the Modern Apprenticeship scheme was introduced in Scotland, and aims to support 60 young people through a combined work and qualification programme in the first year of the scheme. The Group is represented at board level within the Broadcast Industry Sector Skills Council, which promotes training and development opportunities across the industry and has partnerships with academic and training bodies. The Group also gives all managers the opportunity to participate in the Management Essentials Programme, a series of nine modules covering performance development, coaching and people resourcing which helps managers to motivate their teams and meet daily business challenges.

Occupational Health and Safety
The Group is committed to providing a safe and healthy working environment and believes that the health, safety and wellbeing of all employees are of paramount importance. The Group continues to raise levels of awareness about health and safety issues amongst employees. As part of the Group's commitment to employee health and wellbeing, a health and safety CD-Rom was developed for use by all employees. Health and Safety is covered further in the Health and Safety section of the Directors' Report on page 28.
In addition a range of wellness initiatives has been organised, including an on-site gym or discounts at gyms; health awareness events; and an introduction to ways of helping to reduce stress. A dedicated intranet site gives employees access to information on where to go if they need help and support. The Group also commissioned a programme that gives employees access to a dedicated and confidential service that provides professional knowledge from experts on a range of health and wellbeing topics.

Communication
Communicating with employees helps them to understand the business context and focus on what makes a difference.
By creating an effective channel for dialogue the Group engages its employees to help achieve its overall business objectives. Channels of communication across the Group are diverse and involve people at all levels and locations in the business. This helps the Group's geographically remote people – such as our Sky Engineers – to feel an integral part of the business. The Group provides high quality information, advice and guidance to employees through a series of communications tools, including Company magazines; a dedicated publication, "Digitalk", for Sky engineers; intranet sites; global e-mails; leadership forums; and roadshows. The quality of tools such as Vision magazine and Digitalk have been recognised by honours such as the Communicators in Business (CIB) 2005 "internal newsletter" gold award.

The Group continues to build and maintain a flexible and motivated workforce where everyone is given equal access to opportunities in recruitment and employment, irrespective of their differences and needs.

2 August 2005



SKY HAS A TRUE TEAM SPIRIT; WE WORK TOGETHER TO MAKE A REAL DIFFERENCE.

FINANCIAL STATEMENTS

CONTENTS

Use of non-GAAP financial information

This document contains certain information on the Group's results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"), but are not themselves UK GAAP measures. These should not be viewed in isolation as alternatives to the equivalent UK GAAP measure and should be read in conjunction with the equivalent UK GAAP measures. Further disclosures are also provided under "Non-GAAP measure" in the glossary.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Annual Report on Form 20-F for the year ended 30 June 2004. Copies of the Annual Report on Form 20-F are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BOARD OF DIRECTORS

BOARD OF DIRECTORS AT 30 JUNE 2005:

CHASE CAREY (age 51)
NON-EXECUTIVE DIRECTOR

Chase Carey was appointed as a Director of the Company on 13 February 2003. Mr Carey has been a Non-Executive Director of News Corporation since 2002 and was an Executive Director from 1996 until 2002. Mr Carey is President and Chief Executive Officer ("CEO") of The DIRECTV Group, Inc. ("DIRECTV") and serves on the Boards of Gateway, Inc. and Yell Group plc. Mr Carey previously served as Co-Chief Operating Officer of News Corporation and as a Director and Co-Chief Operating Officer of Fox Entertainment Group ("FEG"). Mr Carey has also held the positions of Chairman and CEO of Fox Television, Director of Star Group Limited ("Star"), Director of NDS Group plc ("NDS") and Director of Gemstar-TV Guide International, Inc ("Gemstar").

JEREMY DARROCH (age 42)
EXECUTIVE DIRECTOR

Jeremy Darroch was appointed as Chief Financial Officer ("CFO") and a Director of the Company on 16 August 2004. Mr Darroch joined Dixons Group plc ("Dixons") in January 2000 as Retail Finance Director, rising to the position of Group Finance Director in February 2002. Prior to Dixons, Mr Darroch spent 12 years at Procter & Gamble in a variety of roles in the UK and Europe, latterly as European Finance Director for its Health Care businesses. Mr Darroch is a member of the 100 Group of Finance Directors.

DAVID DEVOE (age 58)
NON-EXECUTIVE DIRECTOR

David DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been an Executive Director of News Corporation since October 1990, Senior Executive Vice President of News Corporation since January 1996, CFO and Finance Director of News Corporation since October 1990 and Deputy Finance Director from May 1985 to September 1990. Mr DeVoe has been a Director of News America International ("NAI") since January 1991, and a Director of Star since July 1993. Mr DeVoe has also been a Director of FEG since 1991 and a Senior Executive Vice President and CFO since August 1998. Mr DeVoe has been a Director of NDS since 1996 and a Director of Gemstar since June 2001.

DAVID EVANS (age 65)
INDEPENDENT NON-EXECUTIVE DIRECTOR

David Evans was appointed as a Director of the Company on 21 September 2001. Mr Evans is President and CEO of Crown Media Holdings, Inc ("Crown"). Mr Evans was previously President and CEO of Crown's predecessor, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA") from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer, overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation and President and CEO of Sky Entertainment Services Latin America, LLC.

NICHOLAS FERGUSON (age 56)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Nicholas Ferguson was appointed as a Director of the Company on 15 June 2004. Mr Ferguson is Chairman of SVG Capital, a publicly-quoted private equity group, and was formerly Chairman of Schroder Ventures. He is also Chairman of the Courtauld Institute of Art and the Institute of Philanthropy.

ANDY HIGGINSON (age 48)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Andy Higginson was appointed as a Director of the Company on 1 September 2004. Mr Higginson is Finance and Strategy Director of Tesco plc ("Tesco"). Mr Higginson was appointed to the Board of Tesco in 1997, having previously been the Group Finance Director of the Burton Group plc. Mr Higginson is a member of the 100 Group of Finance Directors and Chairman of Tesco Personal Finance.

ALLAN LEIGHTON (age 52)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992. In September 1996 he was appointed Chief Executive and in November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned all of these positions in September 2000. Mr Leighton is Non-Executive Chairman of BHS Limited and Royal Mail Group plc and is a Non-Executive Director of George Weston Limited and Selfridges & Co Limited.

JAMES MURDOCH (age 32)
EXECUTIVE DIRECTOR

James Murdoch was appointed as a Director of the Company on 13 February 2003 and CEO with effect from 4 November 2003. Until Mr Murdoch's appointment as CEO, he was Chairman and CEO of Star from May 2000. Prior to 4 November 2003, Mr Murdoch was Executive Vice President of News Corporation and a member of News Corporation's Board of Directors and Executive Committee and served on the Board of NDS. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University.

RUPERT MURDOCH (age 74)
NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Rupert Murdoch was appointed as a Director of the Company in November 1990, when he founded British Sky Broadcasting, and was appointed Chairman in June 1999. Mr Murdoch has been CEO of News Corporation since 1979, Chairman since 1991 and was Managing Director from 1979 until November 2004. Mr Murdoch has also served as a Director of FEG and its predecessor companies since 1985, Chairman since 1992 and CEO since 1995. In addition, Mr Murdoch has been a Director of Star since 1993, Gemstar since 2001, DIRECTV since 2003 and China Netcom Group Corporation (Hong Kong) Limited since October 2004.

JACQUES NASSER (age 57)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Jacques Nasser was appointed as a Director of the Company on 8 November 2002. Mr Nasser is a Senior Partner of One Equity Partners. In addition, Mr Nasser serves on the Board of Quintiles Transnational Corporation, Brambles Industries and the International Advisory Board of Allianz A.G. Mr Nasser served as a Member of the Board of Directors, and as President and CEO of Ford Motor Company from 1998 to 2001. Mr Nasser has received an honorary Doctorate of Technology and graduated in Business from the Royal Institute of Melbourne. Because of Mr Nasser's significant contributions to the wellbeing of humanity and to the country of Lebanon, he has received the Order of the Cedar. In recognition of Mr Nasser's work for Australian industry, as an adviser to government, and for education in the area of technology, he has been awarded an Order of Australia and a Centenary Medal.

GAIL REBUCK CBE (age 53)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Gail Rebuck was appointed as a Director of the Company on 8 November 2002. Ms Rebuck is Chairman and Chief Executive of The Random House Group Limited ("Random House"), the UK's largest trade publishing company. In 1982, Ms Rebuck became a founder Director of Century Publishing ("Century"). Century merged with Hutchinson in 1985 and in 1989 Century Hutchinson was acquired by Random House Inc. In 1991, Ms Rebuck was appointed Chairman and Chief Executive of Random House. Ms Rebuck was a Trustee of the Institute for Public Policy Research from 1993 to 2003 and was for three years a member of the Government's Creative Industries Task Force. Ms Rebuck is on the Board of The Work Foundation, a member of the Court of the University of Sussex, on the Advisory Board of the Cambridge Judge Institute, and the Council of the Royal College of Art. Ms Rebuck was awarded a CBE in the 2000 New Year's Honours List.

LORD ROTHSCHILD (age 69)
SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

Lord Rothschild was appointed as a Director, Deputy Chairman and Senior Independent Non-Executive Director of the Company on 17 November 2003. Lord Rothschild is Chairman of RIT Capital Partners plc and Five Arrows Limited. He co-founded Global Asset Management, which is now part of UBS, and J Rothschild Assurance, the life assurance company now part of St James's Place Capital plc. From Oxford University Lord Rothschild joined the family bank, N.M. Rothschild & Sons, and subsequently ran the corporate finance department and became chairman of the executive committee, before leaving N.M. Rothschild & Sons in 1980 to develop his interests in the financial sector. In addition to his career in the world of finance, he has been involved in philanthropy and public service.

ARTHUR SISKIND (age 66)
NON-EXECUTIVE DIRECTOR

Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of NAI from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of FEG from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind has been a member of the Bar of the State of New York since 1962.

LORD ST JOHN OF FAWSLEY (age 76)
NON-EXECUTIVE DIRECTOR

Lord St John was appointed as a Director of the Company on 20 November 1991. Lord St John was a Director of the N.M. Rothschild Trust from 1990 to 1998. Lord St John is Chairman of the Royal Fine Art Commission Trust and was Chairman of the Royal Fine Art Commission from 1985 to 2000. Lord St John is a member of the Privy Council and holds the Order of Merit of the Italian Republic. Lord St John has held the offices of Minister of State for Education, Minister of State for the Arts, Leader of the House of Commons and Chancellor of the Duchy of Lancaster. Lord St John has also been Master of Emmanuel College, Cambridge. Lord St John is a regular commentator on television and radio.

LORD WILSON OF DINTON GCB (age 62)
INDEPENDENT NON-EXECUTIVE DIRECTOR

Lord Wilson was appointed as a Director of the Company on 13 February 2003. He has been a Non-Executive Director of Xansa plc since April 2003. Lord Wilson entered the Civil Service as an assistant principal in the Board of Trade in 1966. Lord Wilson subsequently served in a number of departments, including 12 years in the Department of Energy, where his responsibilities included nuclear power policy, the privatisation of Britoil, personnel and finance. Lord Wilson headed the Economic Secretariat in the Cabinet Office under Mrs Thatcher from 1987 to 1990 and, after two years in the Treasury, was appointed Permanent Secretary of the Department of the Environment in 1992. Lord Wilson became Permanent Under Secretary of the Home Office in 1994 and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. Lord Wilson was made a peer in November 2002.

ALTERNATE DIRECTORS

Rupert Murdoch, David DeVoe, Arthur Siskind and Chase Carey have appointed each of the others to act as their alternate Director and, in addition, have appointed Leslie Hinton to act as their alternate Director. David Evans has appointed Allan Leighton as his alternate Director.

LESLIE HINTON (age 61)
ALTERNATE DIRECTOR

Leslie Hinton served as a Director of the Company from 15 October 1999 until 13 February 2003. Following his resignation as a Director, Mr Hinton was immediately appointed as an Alternate Director of the Company. Mr Hinton was appointed President of Murdoch Magazines in the United States in 1990, two years later becoming CEO of Fox Television Stations and in 1995 he became Executive Chairman of News International Limited. Mr Hinton is a member of News Corporation Executive Committee. In 1996 he joined the board of the Press Association in Britain, and this year was appointed a Non-Executive Director of Johnston Press plc.

DIRECTORS' REPORT

The Directors present their Annual Report on the affairs of British Sky Broadcasting Group plc and its subsidiary undertakings, together with the Accounts and Auditors' Report for the year ended 30 June 2005.

Activities

The Chairman's Statement on page 1 and the Operating and Financial Review on pages 2 to 24 report on the principal activities of the Group, its financial and operating performance during the year and the future development of the business.

Results and dividends

The profit on ordinary activities after taxation for the year ended 30 June 2005 was £425 million (2004: £322 million). The Directors recommend a final dividend for the year ended 30 June 2005 of 5.00 pence per Ordinary Share which, together with the interim dividend of 4.00 pence paid to shareholders on 22 April 2005, will make a total dividend for the year of 9.00 pence (2004: 6.00 pence). Subject to approval at the Annual General Meeting ("AGM"), the final dividend will be paid on 18 November 2005 to shareholders appearing on the register at the close of business on 28 October 2005.

Payment policy

The policy of the Group is to agree terms of payment with suppliers prior to entering into a contractual relationship. In the absence of a specific agreement, it is the policy of the Group to pay suppliers on a monthly basis. The Group had 31 days' purchases outstanding at 30 June 2005 (2004: 31 days), based on the total amount invoiced by non-programme trade suppliers during the year ended 30 June 2005. Programme creditors include significant balances which are not yet contractually due. In respect of amounts both contractually due and invoiced, the outstanding number of days' purchases is below 30 days (2004: below 30 days).

Share capital

Details of changes in the share capital during the year are disclosed in note 22 to the accounts. On 2 August 2005, the following companies, or their subsidiary undertakings, held more than 3% of the Company's share capital:

News UK Nominees Limited (a subsidiary of News Corporation)	36.76%
Franklin Resources, Inc. and its affiliates	9.01%
Janus Capital Management LLC	4.24%
Barclays PLC	4.15%

Corporate governance

Details concerning the Group's arrangements relating to corporate governance and its compliance with the Combined Code on Corporate Governance annexed to the Listing Rules of the Financial Services Authority are given on pages 29 to 31. The Report on Directors' Remuneration is on pages 32 to 38.

Charitable contributions and community and environmental activities

The Group's third Corporate Responsibility Review, which does not form part of the Annual Report, will be published later this year, and will provide further information on the Company's commitment to corporate responsibility, including community and environmental activities (see www.sky.com). An overview of the Group's community and environmental activities is also included in the Operating and Financial Review on page 22.

The Group made a Community Investment during 2005 of £5,113,772 of which £1,668,050 (2004: £1,019,000) was donated to charities in the UK in the form of cash.

Political contributions

Political contributions of the Group in the UK during 2005 amounted to nil (2004: nil).

Directors

The names and biographical details of the Directors of the Company are given on pages 26 and 27. The following Board changes occurred during the year:

Martin Stewart resigned as a Director of the Company on 4 August 2004.

Jeremy Darroch was appointed as a Director of the Company on 16 August 2004.

Andy Higginson was appointed as a Director of the Company on 1 September 2004.

David Evans, David DeVoe, Allan Leighton, Rupert Murdoch and Lord Wilson of Dinton retire from the Board by rotation, and being eligible, offer themselves for re-election at the 2005 AGM. Arthur Siskind is subject to annual reappointment in accordance with requirement A.7.2 of the Combined Code, as he has served as a Non-Executive Director for longer than 9 years.

The Directors' interests in the Ordinary Shares and options of the Company are disclosed within the Report on Directors' Remuneration on pages 32 to 38.

Employment policies

Details of the Group's employees, together with statements of policy on equality of opportunity, employee involvement and communication, training and development and financial participation are provided in the Operating and Financial Review on pages 23 to 24.

Health and safety

The health and safety of the Group's employees is a matter of paramount importance. Accordingly, it is the Group's policy to manage its activities so as to avoid causing any unnecessary or unacceptable risk to the health and safety of its personnel, while also reducing all other risks to the minimal level achievable through good management practice and the thorough application of relevant control measures. The Group's goal is to ensure continuous improvement in the management of its health and safety risks. To this end, a two-year programme of work which commenced in July 2003 has been successfully completed. A revised governance model has been implemented to guide the revitalisation process in relation to health and safety matters across the Group. Completion of this project has provided the deliverables required by the programme to securely embed the reinvigorated management system for health and safety into the Group. This not only meets all applicable statutory requirements, but also demonstrates the Group's commitment to continual organisational development and the welfare of the Company's employees.

Purchase of own shares

At last year's AGM, held on 12 November 2004, the shareholders gave the Company the authority to purchase in the market a maximum of 97 million of its own shares. This authority expires on 11 November 2005 and a resolution to renew this authority will be put forward at the 2005 AGM.

During the year ended 30 June 2005, BSkyB purchased, and subsequently cancelled, 74 million Ordinary Shares of 50p each, representing approximately 4% of the issued ordinary share capital of the Company at the beginning of the financial year, for a consideration of £413 million, before stamp duty and commissions.

Annual General Meeting

The notice convening the AGM to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 4 November 2005 at 11.30am can be found in a separate notice accompanying the Annual Report.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming AGM.

By order of the Board,
David Gormley Company Secretary

2 August 2005

CORPORATE GOVERNANCE REPORT

The Company is committed to maintaining high standards of corporate governance in its management of the affairs of the Group and when accounting to shareholders.

This section of the Annual Report has been prepared in accordance with the Code of Best Practice in the Combined Code on Corporate Governance (the "Combined Code"), issued by the Financial Services Authority in July 2003.

Throughout the year ended 30 June 2005, the Company has been in compliance with the Combined Code provisions set out in Section 1 of the Combined Code, except for the composition of the Audit Committee which, for a period of time, was not in compliance, and has been in compliance from 1 September 2004, and the annual re-election of Directors who have served for more than nine years on the Board. These are more fully discussed within this report.

The Board

The Board currently comprises fifteen Directors, made up of two Executive Directors and thirteen Non-Executive Directors. A majority of eight Directors are determined to be independent under the provisions of the Combined Code. The Non-Executive Directors of the Company bring a wide range of experience and expertise to the Group's affairs, and they carry significant weight in the Board's decisions. The Independent Non-Executive Directors provide a strong independent element and a foundation for good corporate governance, although all Directors are equally accountable under the law for the proper stewardship of the Company's affairs. Short biographies of each of the Directors are set out on pages 26 to 27, which also clearly identify those Directors who are, in the view of the Board, independent within the meaning of the Combined Code.

The roles of the Chairman, Rupert Murdoch, and CEO, James Murdoch, are separate and have been since the Company obtained its listing in 1994. Lord Rothschild holds the position of Senior Independent Non-Executive Director and Deputy Chairman.

The Board is scheduled to meet at least six times a year to review appropriate strategic, operational and financial matters as required. During the financial year, one of these meetings was held over two days when the Board met to review the future strategy and direction of the Group. Attendance of the current Directors at Board and Committee meetings is set out in the table below:

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

	Board	Audit	Remuneration	Corporate Governance & Nominations
NUMBER OF MEETINGS HELD IN YEAR	7	7	4	2
DIRECTOR				
Rupert Murdoch, Chairman	7	-	-	-
James Murdoch, CEO	7	-	-	-
Jeremy Darroch, CFO	6	-	-	-
Chase Carey	7	-	-	-
David DeVoe	6	-	-	-
David Evans	6	-	4	-
Nicholas Ferguson	4	-	2	-
Andy Higginson	6	6	-	-
Allan Leighton	7	7	-	-
Jacques Nasser	6	-	3	-
Gail Rebuck	7	7	-	-
Lord Rothschild	7	-	-	2
Arthur Siskind	6	-	-	2
Lord St John of Fawsley	7	-	-	-
Lord Wilson of Dinton	7	-	-	2

Appointment and resignation of Directors

Martin Stewart resigned as a Director and CFO of the Company on 4 August 2004.

Jeremy Darroch was appointed as a Director and CFO of the Company on 16 August 2004.

Andrew Higginson was appointed as a Director of the Company on 1 September 2004.

A schedule of matters reserved for the full Board's determination and/or approval is in place, which includes:

- approval of the annual budget and any changes to it;
- a major change in the nature, scope or scale of the business of the Group;
- approval of the interim and final results;
- approval of any dividend policy;
- changes relating to the Group's capital structure, including reductions of capital and share buy-backs;
- the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) which, whether budgeted or unbudgeted, involves or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £100 million in aggregate value;
- the entering into by the Group of a commitment or arrangement (or any related series of commitments or arrangements) with News Corporation, any of its subsidiaries, or a related party which involves, or could reasonably involve, the payment or receipt by the Group of amounts equal to or in excess of £25 million in aggregate value.

The Board has also delegated specific responsibilities to Board Committees, notably the Audit, Remuneration and Corporate Governance & Nominations Committees, as set out below. Directors receive Board and Committee papers several days in advance of Board and Committee meetings and also have access to the advice and services of the Company Secretary. In addition, the Board members have access to external professional advice at the Company's expense. Non-Executive Directors serve for an initial term of three years, subject to election by shareholders following appointment, subsequent re-election by shareholders, and Companies Act provisions relating to the removal of Directors. In addition, reappointment for a further term is not automatic, but may be mutually agreed. All of the Directors are required to retire and offer themselves for re-election at least once in every three years.

The Board notes that provision A.7.2 of the Combined Code states that Directors who have been serving on the Board for more than nine years should retire and stand for re-election at each AGM. The Company does not currently comply with this provision, as such Directors who were previously elected by the shareholders prior to the introduction of this provision shall only be subject to annual re-election from the expiry of the current term of office that the Director is serving.

A committee of senior management generally meets on a weekly basis to allow prompt discussion of relevant business issues. It is chaired by the CEO and comprises the CFO and other senior executives ("Senior Executives") from within the Group.

Following appointment to the Board, all new Directors receive an induction tailored to their individual requirements. The induction process involves a meeting with all of the Company's Executive Directors and Senior Executives. This facilitates their understanding of the Group and the key drivers of the business' performance. The Directors are also provided with copies of the Company's corporate governance practices and procedures.

Directors regularly receive additional information from the Company between Board meetings, including a monthly report which is sent to all of the Directors updating them on the performance of the Group.

CORPORATE GOVERNANCE REPORT continued

Where appropriate, additional training and updates on particular issues are arranged. For example, over the last financial year the Audit Committee has received specific briefings on the introduction of IFRS and its likely impact on future reporting by the Company. The Board has also received a briefing on the new Disclosure and Listing Rules which became effective on 1 July 2005.

During the year, the Directors carried out an evaluation of the performance of the Board, its Committees and individual Directors. The process was carried out internally and was led by the Corporate Governance & Nominations Committee, with the assistance of the Company Secretary and members of the legal department. The evaluation confirmed that the Board was satisfied with the Board's overall performance but identified some areas for improvement which are being addressed.

During the year, the Senior Independent Non-Executive Director held a formal meeting of the Non-Executive Directors, without Executive Directors present, to discuss the functioning of the Board. As a result of this meeting, certain changes to the operation of the Board and its Committees will be implemented. There was also a meeting of the Non-Executive Directors without the Chairman present to evaluate his performance led by the Senior Independent Non-Executive Director.

Following this year's review the Corporate Governance & Nominations Committee and Board have confirmed that all Directors standing for re-election at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles.

Board Committees

Remuneration Committee

The Remuneration Committee, on behalf of the Board, is principally concerned with the remuneration (in all its forms) of main Board Executive Directors and other Senior Executives who report directly to the CEO, as well as the review of the design and structure of the Group's package of employee incentives. The Remuneration Committee has clearly defined terms of reference, meets at least twice a year, and takes advice from the CEO and independent consultants as appropriate in carrying out its work.

The members of the Remuneration Committee are Jacques Nasser (Chairman), David Evans and Nicholas Ferguson, all of whom are Independent Non-Executive Directors, in compliance with the Combined Code.

Rupert Murdoch and David DeVoe have a standing invitation to attend meetings of the Remuneration Committee. Their attendance at these meetings is as observers only and in a non-voting capacity.

The Report on Directors' Remuneration can be found on pages 32 to 38. In accordance with the Directors' Remuneration Report Regulations 2002, the Report on Directors' Remuneration will be put forward for an advisory shareholder vote at the AGM.

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee is chaired by Lord Wilson of Dinton and its other members are Lord Rothschild and Arthur Siskind. The Corporate Governance & Nominations Committee met twice during the year. Its main duties include:

- the identification and nomination, for approval by the Board, of candidates to fill Board vacancies as they arise;
- the drafting of requirements for a particular appointment to the Board, taking into consideration the present balance of skills, knowledge and experience on the Board;
- the regular review of the structure, size and composition of the Board and to recommend any changes to the Board or succession planning;
- the provision of a formal letter of appointment, setting out clearly what is expected of new appointees to the Board, in terms of time commitment, term of office and committee service as well as their duties and liabilities as a Director, including details of the Company's Corporate Governance policies and Directors & Officers Liability Insurance Cover;
- the monitoring of the Company's compliance with applicable Codes and other requirements of Corporate Governance.

Both Andrew Higginson and Jeremy Darroch were appointed as Directors during the year. Their nomination and recruitment to the Board was completed in 2004 and was explained in the 2004 Corporate Governance Report. There have been no nominations to the Board during the year.

The Corporate Governance & Nominations Committee led the evaluation of the Board that was completed during the year, the results of which are discussed earlier in this report.

The Committee also reviewed the independence of the Non-Executive Directors and recommended to the Board that there be no changes to the independent status of the current Non-Executive Directors as disclosed in the previous year. Directors' biographies appear on pages 26 to 27, which clearly set out those Non-Executive Directors who are considered by the Board to be independent.

The Corporate Governance & Nominations Committee also reviewed the letter of appointment of the Non-Executive Directors. All Non-Executive Directors who have been appointed to the Board of Directors since the introduction of the Combined Code in 2003, have signed letters of appointment with the Company. The Corporate Governance & Nominations Committee is finalising the form of a letter of appointment with a view to its distribution to all other Non-Executive Directors for signature.

Audit Committee

The Audit Committee, which consists exclusively of Independent Non-Executive Directors, has clearly defined terms of reference as laid down by the Board. The composition of the Audit Committee is currently Allan Leighton (Chairman), Gail Rebuck and Andrew Higginson who joined the Board on 1 September 2004. Until Mr Higginson joined the Committee, its composition did not comply with the Combined Code. The CFO and representatives from the external auditor and the internal auditor attend meetings at the request of the Audit Committee. It is also usual practice for the CEO to attend meetings of the Audit Committee. Other finance and business risk executives attend meetings from time to time and the Company Secretary is Secretary to the Committee. The Audit Committee Chairman reports regularly to the Board on its activities. David DeVoe and Arthur Siskind have a standing invitation to attend meetings of the Audit Committee. Their attendance at these meetings is as observers only and in a non-voting capacity. Following Mr Higginson's appointment, all three members of the Audit Committee are independent for the purposes of the Combined Code and rule 10.A.3(b)(1) of the US Securities Exchange Act of 1934. The members have wide ranging experience to bring to the work of the Audit Committee. The Audit Committee met seven times during the year. Its duties include:

- making recommendations to the Board in relation to the appointment, reappointment and removal of the external auditors and discussing with the external auditors the nature, scope and fees for the external auditors' work;
- reviewing and making recommendations to the Board regarding the approval, or any amendment to, the quarterly, half year and annual financial statements of the Group;
- reviewing and approving the Group's US Annual Report on Form 20-F prior to its filing;
- reviewing the Group's significant accounting policies;
- reviewing the Group's systems of internal control;
- reviewing the Group's treasury policies;
- reviewing the audit plan and findings of the Group's internal audit function;
- monitoring the Group's whistle-blowing policy;
- approving non-audit services provided by Deloitte & Touche LLP.

News UK Nominees Limited, a subsidiary of News Corporation, is a major shareholder in the Group. The Audit Committee receives, on a quarterly basis, a schedule of all transactions between companies within the News Corporation Group and the Group, and any other related party transactions, showing all transactions which have been entered into during the year and which cumulatively exceed £100,000 in value.

Furthermore, Audit Committee approval is required for the entering into by the Group of a commitment or arrangement (or any series of related commitments or arrangements) with News Corporation or any of its subsidiaries, or any other related party which involves or could reasonably involve the payment or receipt by the Group of amounts equal to or in excess of £10 million, but not exceeding £25 million in aggregate value with News Corporation. Any transaction in excess of £25 million in aggregate value must be submitted to the Audit Committee and, if approved by the Audit Committee, must also be submitted to the full Board for approval.

Internal control
The Directors have overall responsibility for establishing and maintaining the Group's systems of internal control and risk management and for reviewing their effectiveness. These systems are designed to manage, and where possible eliminate, the risk of failure to achieve business objectives and to provide reasonable, but not absolute, assurance against material misstatement or loss. An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been established, in accordance with the guidance of the Turnbull Committee on internal control issued in September 1999. This process has been in place for the whole of the year ended 30 June 2005 and up to the date on which the financial statements were approved.

The Audit Committee, on behalf of the Board, considers the effectiveness of the operation of the Group's systems of internal control and risk management during the year and this review has been carried out for the year ended 30 June 2005 and up to the date on which the financial statements were approved. This review relates to the Company and its subsidiaries and does not extend to joint ventures. The Audit Committee meets on at least a quarterly basis with the Group's internal audit team and the external auditors.

There is a comprehensive budgeting process, and the annual budget, which is regularly reviewed and updated, is approved by the Board. Risk assessment and evaluation take place as an integral part of this process. Performance is monitored against budget through weekly and monthly reporting cycles. Monthly reports on performance are provided to the Board and the Group reports to shareholders each quarter. Each area of the Group carries out risk assessments of its operations and ensures that the key risks are addressed. A Risk Management Committee, chaired by the CFO and comprising Senior Executives, reviews the management of risks in all areas of the Group on a cyclical basis. The results of the Risk Management Committee's review are integrated into the budgeting and forecasting process and are integrated into the internal audit planning.

The internal audit team provides objective assurance as to the effectiveness of the Group's systems of internal control and risk management to the Group's operating management and to the Audit Committee.

Use of external auditors
The Group has a policy on the provision by the external auditors of audit and non-audit services, which categorises such services between:

- those services which the auditors are prohibited from providing;
- those services which are acceptable for the auditors to provide and the provision of which has been pre-approved by the Audit Committee; and
- those services for which the specific approval of the Audit Committee is required before the auditors are permitted to provide the service.

The policy defines the types of services falling under each category and sets out the criteria which need to be met and the internal approval mechanisms required to be completed prior to any engagement. An analysis of all services provided by the external auditors is reviewed by the Audit Committee on a quarterly basis.

The Audit Committee is aware that the non-audit fees incurred with Deloitte & Touche LLP are considerably in excess of the audit fees. The principal reason for this is that the Group currently receives services from Deloitte & Touche LLP in respect of an ongoing CRM system development project. The Audit Committee reviews regularly the non-audit work provided by Deloitte & Touche LLP, and has noted that, in relation to CRM, it would have a disruptive effect on the final delivery of the system if Deloitte & Touche LLP personnel were to be withdrawn prior to completion of the project. The Audit Committee further notes that those members of Deloitte & Touche LLP who work on the project are completely separate from the Deloitte & Touche LLP audit team and also are not involved in the development of any of the financial systems within the project. The Audit Committee has noted that the Group is committed to withdrawing Deloitte & Touche LLP personnel.

For the year ended 30 June 2005, the Audit Committee has discussed the matter of audit independence with Deloitte & Touche LLP, the Group's external auditors, and has received and reviewed confirmation in writing that, in Deloitte & Touche LLP's professional judgement, Deloitte & Touche LLP is independent within the meaning of regulatory and professional requirements and the objectivity of the audit engagement partner and audit staff is not impaired.

Communication with shareholders
The Company maintains a dialogue with institutional shareholders in order to ensure that the objectives of both the Group and the shareholders are understood. A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The Company also makes presentations to analysts and fund managers following the half year and full year results of the Company, conference calls are held with analysts following the announcement of the first quarter and third quarter results and presentations are made during the year to overseas shareholders. During the year, various members of the Board have met with institutional shareholders and representative bodies, in the continuation of open dialogue between the Board and its shareholders.

The Board views the AGM as an opportunity to communicate with private investors and sets aside time at these meetings for shareholders to ask questions of the Board. All members of the Board are encouraged to attend the meeting. Nicholas Ferguson was unable to attend the 2004 AGM due to prior commitments that had been arranged prior to his appointment to the Board.

At the AGM, the Chairman provides a brief résumé of the Company's activities for the previous year to the shareholders. The Company, in accordance with the Combined Code, announces the number of proxy votes cast on resolutions at the AGM.

Directors' responsibilities
The responsibilities of the Directors are set out on page 39.

REPORT ON DIRECTORS' REMUNERATION

Remuneration Committee

1. Membership

Jacques Nasser (Chairman), David Evans and Nicholas Ferguson. There have been no changes to the membership of the Committee during the year.

2. Duties

The Remuneration Committee's (the "Committee's") terms of reference are principally concerned with the remuneration (in all its forms) of main Board Directors and other Senior Executives of the Group who report directly to the CEO. Such key terms shall be the subject of recommendation to the Committee by the CEO. Any payments or benefits offered to employees in excess of £250,000 which do not form part of an employee's expected remuneration or benefits will require the approval of the Committee.

The Committee oversees the design and structure of the Group's package of employee incentives including all of its share-based schemes, and sets the performance targets applicable to such schemes. As part of this process, it seeks to ensure that such packages provide employees with appropriate incentives to perform, reflective of their positions and roles within the Group, and that the employees are, in a fair and reasonable manner, rewarded for their individual contributions to the success of the Group.

3. Meetings

The Committee met four times during the year and is scheduled to meet not less than twice a year.

4. Advisors

Following a review, the Committee and the Company have decided to manage matters going forward with a Lead Advisor and a Support Advisor to the Committee. The Lead Advisor will advise the Committee and the Company on overall direction, will be the primary lead for advice, and will also represent the Company in discussions with institutional shareholders. The Lead Advisor was selected as Patterson Associates LLP. Mercer Human Resource Consulting Limited has been acting as a support advisor for the majority of the year, though this position is currently under review. The primary activities of the Support Advisor will be to advise on share-based awards, performance monitoring, remuneration data and accounting under UK GAAP, IFRS and US GAAP for any existing or new incentives and remuneration schemes, and to provide analytical support. The Support Advisor works in conjunction with the Lead Advisor.

In addition, during the year, the Committee sought the advice of James Murdoch, the CEO, on matters relating to the Executive Directors and Senior Executives who report to him and advice from the Director of People and Organisational Development; the Committee was supported by the Company Secretary. Neither James Murdoch nor the Chairman, Rupert Murdoch, were present when matters affecting the CEO's remuneration were considered.

5. Remuneration policy

The Committee's reward policy reflects its aim to align Executive Directors' remuneration with shareholders' interests and to engage world-class executive talent for the benefit of the Group. The main principles of the policy are that:

- Total rewards should be set at appropriate levels to reflect the competitive market in which the Group operates.
- The majority of the total reward should be linked to the achievement of demanding performance targets.
- The wider scene, including pay and employment conditions elsewhere in the Group, should be taken into account, especially when determining annual salary increases.
- Appropriate benchmarks are used when reviewing the salaries of the Executive Directors and Senior Executives. The Company uses the FTSE 100 as its major benchmark.

Executive Directors are not allowed to take on the chairmanship of a FTSE 100 company, but are allowed to take up one external non-executive appointment and retain any payments in respect of this appointment.

In formulating its remuneration policy, the Committee is keen to understand shareholders' views on executive remuneration. During the year it has held consultation meetings with a range of institutional investors, concerning aspects of the Committee's policy, and has taken their advice into account in arriving at remuneration decisions.

The Committee is focused on delivering LTIP awards to the Executive Directors and Senior Executives as it believes that performance shares provide a better long-term incentive vehicle than do share options for Senior Executives at this stage in the Group's evolution.

The Committee places greater emphasis on operational performance measures for both the LTIP and the KCP share schemes. All of the Company's long-term incentives are now aligned in three important ways: time horizon; denomination; and performance measurement. All LTIP programmes are now measured over three years, they are all based on performance shares, and 70% of the value of our long-term incentives is now focused on operational performance. In turn, 30% is focused on Total Shareholder Return ("TSR"). The Committee believes that, although TSR is an important performance measure as it aligns the interests of employees with shareholders, it is the Group's historically strong operational performance that has led to high market expectations for continued excellence in operational delivery. The operational performance conditions chosen include earnings per share, free cash flow per share and DTH subscriber growth. TSR is measured relative to the constituents of the FTSE 100.

The Committee also felt that it was important to align performance in such a way that all shares, including LTIP awards granted in 2002 and 2003 were measured against the same targets. In order to achieve this, the Committee consulted with shareholders and developed a mechanism whereby participants holding these awards were switched on to the new measures. The terms for the conversion of the performance requirements were calculated using a recognised option pricing model, comparing the expected values of the new and the previous awards.

The Committee also recognises that the interactions between different areas of the business in creating long-term shareholder value are complex. Therefore, rather than Senior Executives being incentivised primarily through measures relevant to their own business area, the remuneration of Senior Executives now focuses on a smaller number of Group-wide goals, in order to maximise the benefits of teamwork and collaboration across the Group. This has been implemented in the bonus policy which is based 75% on the attainment of corporate goals and 25% on individual KPIs pertinent to the Senior Executives' business responsibilities.

The Executive Directors of the Company are employed on twelve-month rolling contracts.

6. Analysis of elements of remuneration

The Executive Directors' and Senior Executives' total direct compensation consists of salary, annual bonus, long-term incentives, pensions and other benefits. This reward structure is regularly reviewed by the Committee to ensure that it is achieving the Group's objectives.

In the year ending 30 June 2005, over three quarters of Executive Directors' potential direct remuneration was performance-related.

The chart below reflects on-target values for the annual bonus and the share-based element of remuneration. The share-based element component is an annualised expected value ("Expected Value") based on a recognised valuation methodology.

Expected Value is an estimation of the present value of share awards, on an arm's length basis. It is used to aid the comparability of the value of remuneration packages between companies, taking into account the fact that companies use different types of long-term incentives in different proportions.

The Expected Value of performance shares is usually based on their face value at the time of grant. To calculate Expected Value, an adjustment is made to reflect the risk that an award will not vest if it is subject to performance vesting criteria.

The Expected Value of performance shares is normally lower than their face value. The Committee believes that this offers a more realistic assessment of the compensation value of long-term incentive awards to participants than face value.


19%
56%
25%
LTIP
Bonus
Base

7. Salary

The basic salary for each Executive Director and Senior Executive is determined by the Committee taking account of the recommendation of the CEO (other than in respect of his own salary) and information provided from external sources relative to the industry sectors in which the Group operates.

8. Annual bonus

Executive Directors and Senior Executives participate in a bonus scheme under which awards are made to participants at the discretion of the Committee. The level of award is dependent on both personal performance during the relevant financial year and the performance of the Group through the achievement of commercial and strategic objectives.

The performance measures that are used in calculating the bonus of the CEO and the CFO are operating profit, free cash flow and growth in DTH subscribers. For the Senior Executives these measures amount to 75% of that person's bonus, with the remaining 25% based on individual KPIs pertinent to the Senior Executives' business responsibilities.

9. LTIP

The Company operates an LTIP for Executive Directors and Senior Executives, under which awards may be made to any employee or full-time Director of the Group at the discretion of the Committee. Awards under the scheme are made as a nil priced option. Awards are not transferable or pensionable and are made over a number of shares in the Company, determined by the Committee.

Design of LTIP plan

During the year the Committee reviewed the operation of the LTIP. This involved discussions with management, advisors and consultation with institutional shareholders.

In reviewing the design of the LTIP, the Committee adopted a proposal which they felt reduced Executives' reliance on annual vesting of LTIP awards. The proposal was that, in year one, an Executive be granted an award of shares that would vest after three years, subject to performance conditions. In year two, a further discretionary award, of up to 100% of the year one award could be made. This award would vest at the same time as the year one award.

By granting awards in this way, participants could potentially receive awards annually but vesting would take place every two years. Shareholders were briefed initially on these changes and suggestions they made were adopted in drawing up the detailed programme, and shareholders were again briefed when the changes were made.

The awards vest, in full or in part, dependent on the satisfaction of specified performance targets. Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award.

During the year, awards under the plan were made to James Murdoch and Jeremy Darroch. Further information on these awards can be found in Section 23 of this Report.

Performance conditions attaching to past LTIP awards

The Committee noted that awards made in 2004 were subject to new performance conditions. However, certain Senior Executives held LTIP awards granted previously which were all subject to different performance targets. The Committee noted the need for alignment of performance goals and the possibility of confusion in respect of awards from different years. The Committee therefore discussed how outstanding 2003 and 2002 awards might be aligned to the new performance conditions.

Before making any changes, the Committee consulted with a range of shareholders on their views about changing the performance conditions, which ensured that the value of the shares with legacy conditions equated, broadly, to the value of shares under the new conditions.

The Committee agreed therefore that, as the awards were due to vest annually on 31 July, 31 July 2004 would be used for the date of the switch over of the performance conditions. For an award that had been made on 31 July 2003 and was subject to vesting over three years, at 31 July 2004, (the date that performance conditions were to be switched over), the award was assumed to be one third through its vesting period. Therefore, one third of the award would be subject to testing under the old performance conditions and two thirds of the award would be subject to testing under the new performance conditions.

In order to calculate a fair estimate of the number of shares which might have vested under legacy performance conditions, a recognised option pricing model was employed. This calculated that, of the one third of 2003 awards being measured at the switchover date, 20% would have vested. The balance would lapse. Of the two thirds of the 2002 awards being measured at the switchover date, 43% would have vested. The balance would lapse.

Following these changes, further discussions were held with some of our shareholders to seek feedback on the changes, which were broadly supportive of the Committee's recommendations.

REPORT ON DIRECTORS' REMUNERATION continued

2004 Awards
The performance conditions attaching to the 2004 awards are based on internal measures (70%) and TSR measures (30%). The internal measures are DTH subscriber growth, cash flow per share and earnings per share. The TSR is measured solely against the FTSE 100.

10. Equity Bonus Plan
In August 2002, the Company introduced an Equity Bonus Plan ("EBP") for Executive Directors and Senior Executives. This plan is no longer being used by the Company.

11. KCP
The Company operates a KCP. It is the intention that designated managers will participate in the KCP, except for Executive Directors and Senior Executives. Previously this scheme has only been open to a small number of Executives within the Group. Awards under this scheme are made at the discretion of the CEO. The KCP is a replicate scheme of the LTIP, with the same performance conditions. Awards that are exercised under the KCP can only be satisfied by the issue of shares purchased in the market.

12. Share option schemes
The Company operates Her Majesty's Revenue & Customs ("HMRC") Approved and Unapproved Executive Share Option Schemes ("Executive Schemes") and a Sharesave Scheme.

Executive Schemes
Previously, grants under the Executive Schemes were made on an annual basis. The Company has decided that going forward it will grant awards under the KCP and that no awards will be issued under the Executive Schemes.

Executive Directors and Senior Executives who participate in the LTIP do not participate in the Executive Schemes. No options were granted to any of the Executive Directors or Senior Executives under the Executive Schemes during the year.

The Company followed a policy of granting options to employees, at the discretion of the relevant Senior Executive.

Awards granted under the Executive Schemes have been based on EPS targets. The use of EPS as a performance measure for the awards aligns the interests of employees with shareholders. Growth in EPS will have to exceed RPI plus 3% per annum in order for awards to vest.

Measurements of the extent to which performance targets have been met are reviewed by the Committee at the date of vesting of each award, taking account of independent advice as necessary.

Options granted after November 2000 may be exercised over a phased period of years, provided that, in normal circumstances, no part of an option will be capable of exercise earlier than one year from the date of grant. Awards made since August 2002 become capable of vesting over a period of four years, with one third of the award capable of vesting annually in each of years two, three and four, subject to the achievement of the performance target. Awards that do not vest in years two or three remain capable of vesting in the following years, subject to the achievement of performance targets.

Sharesave Scheme
The Sharesave Scheme is open to all employees, including Executive Directors. Options are normally exercisable after either three, five or seven years from the date of grant. The price at which options are offered is not less than 80% of the middle-market price on the dealing day immediately preceding the date of invitation. It is the policy of the Group to make an invitation to employees to participate in the scheme following the announcement of the end of year results.

13. Pensions
The Group provides pensions to eligible employees through the BSkyB Pension Plar ("Pension Plan"), which is a defined contribution plan. Employees may contribute up to 4% of pensionable salary into the Pension Plan each year and the Group matches this with a contribution of up to a maximum of 8% of pensionable salary. Contributions into the approved plan are subject to HMRC limits. The Group does not currently operate a Supplementary Pension Scheme in excess of the HMRC earnings cap.

For those Executives whose Pension Plan contributions are restricted due to HMRC limits, employee contributions are reduced and, where employer contributions need to be restricted, a cash supplement is paid to the individual equal to the shortfall in the 8% employer contribution rate. This is currently under review following the pensions simplification proposals announced by HMRC.

14. Other benefits
Executive Directors are entitled to a company car, life assurance equal to two times base salary, increased to four times base salary when they become members of the Pension Plan and medical insurance.

15. Service agreements
Policy
The Committee introduced a policy that Executive Directors' service agreements will contain a maximum notice period of one year. The Committee will also consider, where appropriate to do so, reducing remuneration to a departing Director. However, the Committee will consider such issues on a case by case basis and will consider the terms of employment that a departing Director is engaged upon. A large proportion of each Executive Director's total direct remuneration is linked to performance and therefore will not be payable to the extent that the relevant targets are not met.

James Murdoch
James Murdoch has a service agreement with the Company which was deemed to commence on 27 November 2003 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months' notice in writing. James Murdoch's remuneration consists of a base salary of £750,000 per annum. James Murdoch will be paid a bonus amount depending upon the performance criteria adopted by the Committee for each financial year during the continuance of his service agreement with the Company. The amount paid under this clause in respect of the financial year ended 30 June 2005 will be £1 million, if the performance targets for the year are met, up to a maximum of £1.5 million, where performance targets have been exceeded, and such appropriate lesser amount if, and to the extent that, such targets are not met. The amount of bonus capable of being earned by James Murdoch in each subsequent financial year shall not be less than that capable of being earned in the financial year ended 30 June 2005, and shall similarly be calibrated against the budget adopted by the Company following the annual planning process.

James Murdoch is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary, medical insurance, an entitlement to participate in the LTIP and a relocation allowance ("Expense Allowance") of £200,000 per annum up until 27 November 2006.

James Murdoch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of six months.

On termination of the agreement, James Murdoch will be entitled to one year's salary, pension and life assurance benefits from the date of termination, plus his Expense Allowance equal to the value received over the previous twelve months, except that the Expense Allowance would be reduced to the extent that it would have ceased to be payable in the following twelve months. James Murdoch will also be entitled to a pro-rata bonus up to the date of termination. James Murdoch would be

Jeremy Darroch
Jeremy Darroch has a service contract with the Company that commenced on 16 August 2004 and shall continue unless, or until, terminated by either party giving to the other not less than 12 months' notice in writing. Jeremy Darroch's remuneration consists of a base salary of £500,000 per annum and an annual discretionary bonus to be agreed by the Committee. He is also entitled to other benefits, namely pension benefits, company car, life assurance equal to four times base salary and medical insurance. He will also participate in the LTIP.

Jeremy Darroch has a non-compete clause in his service agreement specifying that he shall not be able to work for any business or prospective business carried on within the UK, which wholly or partially competes with the Group's businesses at the date of termination of his agreement. Such restriction will be for a period of twelve months.

On termination of the agreement, Jeremy Darroch will be entitled to one year's salary, pension and life assurance benefits from the date of termination and a pro-rata bonus up to the date of termination. Jeremy Darroch would be entitled to a bonus in full if he was able to terminate his employment for cause.

16. Agreements with Martin Stewart
Martin Stewart announced his intention to leave the Company and resigned as a Director on 4 August 2004. The Company agreed with Martin Stewart that he would serve his one year notice period from 1 August 2004 to 31 July 2005.

During the notice period, the non-compete terms of the agreement prevented Martin Stewart from taking up another position at a competing company, but did not stop him seeking employment elsewhere, with non-competing companies. Components of the package paid to Martin Stewart during this period were essentially the same as he would have received during normal employment except that:

a) His annual bonus was paid out at the 2003 level, as a 'proxy' for a 'normal' annual bonus, and paid in two equal instalments on 31 January 2005 and 31 July 2005.

b) He also received a sum of £1,273,982 to compensate him for the loss of the LTIP and EBP awards due to vest in 2005 and 2006. This was paid on 31 August 2004. The total payment was based on the average closing price of a BSkyB share for the period 1 January 2004 to 31 July 2004. The payment was a pro-rated amount as if his employment with the Company had ended on 31 July 2004, equal to 730/1096 of the LTIP and EBP award vesting in July 2005 and 365/1096 of the LTIP and EBP award vesting in August 2006. The balance of the 2002 LTIP award that did not vest at 31 July 2004 will be carried over and measured at 31 July 2005. The performance conditions and number that vest is set out below.

2002 Awards

THE COMPANY'S TSR PERFORMANCE AGAINST THE FTSE 100

The Company's TSR performance against the Media Comparator Group	Below median	Median to upper quartile	Upper quartile or above	Upper decile or above
1st highest TSR	70%	80%	100%	100%
2nd highest TSR	60%	70%	95%	100%
3rd highest TSR	50%	65%	80%	90%
4th highest TSR	45%	55%	65%	75%
5th highest TSR	40%	50%	60%	70%
6th highest TSR	30%	40%	50%	60%
7th highest TSR or lower	5%	5%	5%	5%

At 31 July 2004, the Company was placed seventh against the Media Comparator Group and was below median against the FTSE 100, and therefore 5% of the award vested to Martin Stewart, representing 5,965 shares. Shares that did not vest have rolled over and will vest subject to satisfaction of the performance conditions at 31 July 2005.

At 31 July 2005, the Company was placed eighth against the Media Comparator Group and was below median against the FTSE 100, and therefore 5% of the award vested to Martin Stewart, representing 5,666 shares. The remaining shares that Martin Stewart held under the award lapsed.

50% of the award granted to Martin Stewart that was due to vest on 31 July 2005 was released by Martin Stewart on 31 July 2004 and was replaced by a pro-rata payment.

c) During the notice period, Martin Stewart continued to participate in the Company's pension scheme and received his company car and certain computer equipment.

17. Non-Executive Directors
The basic fees payable to the Non-Executive Directors, set by the Board of Directors, were £40,600 each for the financial year. It is intended that in future these will be increased on an annual basis by 5% or RPI, whichever is the greater, unless the Board determines otherwise. The basic fees payable to the Non-Executive Directors for the year ending 30 June 2006 will increase to £42,600. The Non-Executive Directors are paid an additional £5,000 per annum each, for membership of each of the Audit Committee, the Remuneration Committee and the Corporate Governance & Nominations Committee. The Chairmen of the Board, the Audit Committee, the Remuneration Committee, the Corporate Governance & Nominations Committee and the Senior Independent Non-Executive Director each receive an additional £5,000 per annum. Each Non-Executive Director is engaged by the Company for an initial term of three years. Re-appointment for a further term is not automatic, but may be mutually agreed.

During the year, the Committee was asked to review the level of fees paid to the Non-Executive Directors. The Committee made a recommendation to the Board which was accepted, that due to the greater time constraints and increased workload placed on the Chairman of the Board, the Audit Committee, the Remuneration Committee, the Corporate Governance & Nominations Committee and that of the Senior Independent Non-Executive Director, their additional fees be increased from £5,000 to £10,000 with effect from 1 July 2005.

REPORT ON DIRECTORS' REMUNERATION continued

18. Performance graph
The following graph shows the Company's performance measured by TSR to 30 June 2005. This graph shows the growth in the value of a hypothetical £100 holding in the Company's ordinary shares over five years, relative to the FTSE 350 Media and Entertainment Index, the NYSE TMT Index and FTSE 100 Index, which are considered to be the most relevant broad equity market indices for this purpose, as they relate directly to the Company's sector and comparators. The graph is included to meet a legislative requirement and is not directly relevant to the performance criteria approved by shareholders for the Company's long-term incentive plans.

BREAKDOWN OF SHAREHOLDER RETURN FROM 1 JULY 2000 TO 30 JUNE 2005


£
100.00
80.00
60.00
40.00
20.00
0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2001
2002
2003
2004
2005
BSkyB
FTSE 100
FTSE 350 Media
NYSE TMT

19. Share interests
The interests of the Directors in the Ordinary Share capital of the Company during the year were:

	At 30 June 2005	At 30 June 2004
Lord St John of Fawsley	2,000	2,000
Lord Wilson of Dinton	486	486
David Evans	*16,000	*8,000
Lord Rothschild	100,000	100,000
Nicholas Ferguson	10,000	-
Andrew Higginson	2,000	-

*Held in the form of ADRs; one ADR is equivalent to four Ordinary Shares.

Except as disclosed in this report, no other Director held any interest in the share capital, including options, of the Company, or of any subsidiary of the Company during the year. All interests at the date shown are beneficial and there have been no changes between 1 July 2005 and 2 August 2005. At 30 June 2005, the ESOP was interested in 5,609,212 Ordinary Shares in which the Directors who are employees are deemed to be interested by virtue of Section 324 of the Companies Act 1985 (see note 23 of the Consolidated Financial Statements).

36.7% of the Company's shares are held by News UK Nominees Limited, a company incorporated under the laws of England and Wales which is an indirect wholly owned subsidiary of News Corporation. According to a definitive proxy statement filed by News Corporation with the SEC on 25 May 2005: (i) AE Harris Trust is the beneficial owner of 2.6% of the Non-Voting Class A Common Stock of News Corporation, and 28.5% of the Voting Class B Common Stock of News Corporation (ii) Cruden Financial Services LLC, a Delaware corporation ("Cruden Financial Services"), is the corporate trustee of AE Harris Trust, and has the powers to vote and to dispose or to direct the vote and disposition of the Voting Class B Common Stock held by AE Harris Trust. As a result of Rupert Murdoch's ability to appoint certain members of the board of directors of Cruden Financial Services, Rupert Murdoch may be deemed a beneficial owner of the shares beneficially owned by the AE Harris Trust. Rupert Murdoch, however, disclaims beneficial ownership of such shares; and (iii) Rupert Murdoch is the beneficial owner of 3.3% of the Non-Voting Class A Common Stock and 29.5% of the Voting Class B Common Stock of News Corporation, consisting of the shares described above held by AE Harris Trust, as well as shares held in the K. Rupert Murdoch 2004 Revocable Trust and shares held by members of Rupert Murdoch's family.

During the year ended 30 June 2005, the share price traded within the range of £4.60 to £6.32 per share. The middle-market closing price on the last working day of the financial year was £5.275.

20. Directors' remuneration

The emoluments of the Directors for the year are shown below:

	Salary and fees £	Bonus scheme £	Benefits £	Total emoluments before pension £	Pensions £	Total emoluments including pension 2005 £	Total emoluments before pension 2004 £	Pensions 2004 £	Total emoluments including pensions 2004 £
EXECUTIVE									
James Murdoch	**750,000**	**1,200,000**	**216,697**	**2,166,697**	**59,680**	**2,226,377**	1,470,632	9,946	1,480,578
Jeremy Darroch (i)	**440,000**	**640,000**	**14,049**	**1,094,049**	**33,168**	**1,127,217**	-	-	-
NON-EXECUTIVE									
Rupert Murdoch	**45,400**	-	-	**45,400**	-	**45,400**	48,375	-	48,375
Chase Carey	**40,600**	-	-	**40,600**	-	**40,600**	38,600	-	38,600
David DeVoe	**40,150**	-	-	**40,150**	-	**40,150**	48,151	-	48,151
David Evans	**45,600**	-	-	**45,600**	-	**45,600**	43,600	-	43,600
Nick Ferguson	**45,600**	-	-	**45,600**	-	**45,600**	2,012	-	2,012
Andy Higginson (ii)	**38,000**	-	-	**38,000**	-	**38,000**	-	-	-
Allan Leighton	**50,600**	-	-	**50,600**	-	**50,600**	46,747	-	46,747
Jacques Nasser	**50,700**	-	-	**50,700**	-	**50,700**	43,792	-	43,792
Gail Rebuck	**45,600**	-	-	**45,600**	-	**45,600**	43,600	-	43,600
Lord Rothschild	**50,600**	-	-	**50,600**	-	**50,600**	29,744	-	29,744
Arthur Siskind	**45,400**	-	-	**45,400**	-	**45,400**	46,010	-	46,010
Lord St John of Fawsley (iii)	**50,400**	-	-	**50,400**	-	**50,400**	47,035	-	47,035
Lord Wilson of Dinton	**50,600**	-	-	**50,600**	-	**50,600**	44,894	-	44,894
FORMER DIRECTORS									
Martin Stewart (iv)	**500,000**	**1,773,982**	**20,000**	**2,293,982**	**23,145**	**2,317,127**	1,024,244	35,682	1,059,926
Total emoluments	**2,289,250**	**3,613,982**	**250,746**	**6,153,978**	**115,993**	**6,269,971**	2,977,436	45,628	3,023,064

(i) Jeremy Darroch was appointed CFO of the Company on 16 August 2004.
(ii) Andrew Higginson was appointed as a Director of the Company on 1 September 2004.
(iii) Lord St John of Fawsley received a payment of £10,000 relating to unpaid fees for the period September 2002 to November 2003, when he was the Senior Independent Director and Chairman and member of the Nominations Committee.
(iv) Martin Stewart resigned as a Director of the Company on 4 August 2004.

21. Pensions

The amounts received by the Directors under pension arrangements are detailed below.

Martin Stewart received a payment of £6,365 (2004: £10,511) in relation to the shortfall in his pension arrangements. Employer contributions of £16,780 (2004: £25,171) were paid into the BSkyB Pension Plan.

James Murdoch received a payment of £23,125 (2004: £3,854) in relation to the shortfall in his pension arrangements. Employer contributions of £36,555 (2004: £6,092) were paid into the BSkyB Pension Plan.

Jeremy Darroch received a payment of £6,219 (2004: nil) in relation to the shortfall in his pension arrangements. Employer contributions of £26,949 (2004: nil) were paid into the BSkyB Pension Plan.

22. Executive bonuses

The amounts received by the Directors under bonus schemes for the year are shown below:

	Bonus scheme £
EXECUTIVE DIRECTOR:	
James Murdoch	1,200,000
Jeremy Darroch	640,000
Martin Stewart (i)	500,000

REPORT ON DIRECTORS' REMUNERATION continued

23. LTIP

Details of outstanding awards under the LTIP are shown below:

	Number of shares under award									
Name of Director	At 30 June 2004	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2005	Exercise price	Market price at date of exercise	Date of award	Date from which exercisable	Expiry date
James Murdoch	-	450,000	-	-	450,000	n/a	-	11.08.04	11.08.07	11.08.14
Jeremy Darroch	-	250,000	-	-	250,000	n/a	-	16.08.04	16.08.07	16.08.14
Martin Stewart	150,000	-	150,000 (ii)	-	-	£8.30	£5.71	21.11.01	n/a	n/a
	113,555	-	5,200 (ii)	-	108,355	£5.55	£5.71	02.08.02	31.07.05	31.07.12
	113,555	-	-	113,555 (i)	-	£5.55	-	02.08.02	n/a	n/a
	5,733	-	765 (ii)	-	4,968	£5.60	£5.71	13.08.02	31.07.05	31.07.12
	5,733	-	-	5,733 (i)	-	£5.60	-	13.08.02	n/a	n/a
	220,000	-	-	220,000 (i)	-	n/a	-	13.08.03	n/a	n/a

In previous years, awards under the LTIP took the form of market value options with a cash bonus equal to the lower of the exercise price and the share price at the date of exercise, with the exception of shares awarded as part of an agreement to meet the employer's National Insurance obligations, which did not attract a cash bonus.

The awards granted during 2003 and 2004 took the form of nil-priced options and were not enhanced to meet the employer's National Insurance obligations.

Notes:
(i) These awards were released on 31 July 2004. For further details see Section 16.
(ii) These awards vested on 31 July 2004 and were exercised by Martin Stewart during the year, the aggregate amount that he received was £890,560. In 2004, the aggregate amount received by Directors was £12,789,000.

24. EBP

Details of outstanding awards under the EBP are shown below:

	Number of shares under award (i)								
Name of Director	At 30 June 2004	Granted during the year	Exercised during the year	Lapsed during the year	At 30 June 2005	Exercise price (i)	Market price at date of exercise	Date from which exercisable	Expiry date
Martin Stewart	26,000	-	26,000 (ii)	-	-	n/a	£5.71	n/a	n/a
	26,000	-	-	26,000 (iii)	-	n/a	n/a	n/a	n/a
	55,000	-	-	55,000 (iii)	-	n/a	n/a	n/a	n/a

Notes:
(i) Awards under the EBP take the form of a contingent right to acquire existing shares in the Company at the vesting date, for nil consideration.
(ii) These awards vested on 31 July 2004 and were exercised by Martin Stewart during the year. The aggregate amount that he received was £148,460 (2004: nil).
(iii) These awards were released on 31 July 2004. For further details see Section 16.

25. Sharesave Scheme options

Details of all outstanding options held under the Sharesave Scheme are shown below:

	Number of options							
Name of Director	At 30 June 2004	Granted during the year	Exercised during the year	At 30 June 2005	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Jeremy Darroch	-	4,281	-	4,281	£3.86	n/a	01.02.10	01.08.10

Options under the Company's Sharesave scheme are not subject to performance conditions.

Signed on behalf of the Board,
David Gormley Company Secretary
2 August 2005

DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

After making enquiries, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

In preparing the financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BRITISH SKY BROADCASTING GROUP PLC

We have audited the financial statements of British Sky Broadcasting Group plc for the year ended 30 June 2005 which comprise the Profit and Loss Account, the Balance Sheets, the Cash Flow Statement and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report on Directors' Remuneration that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditors' Report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

As described in the Statement of Directors' Responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Report on Directors' Remuneration. Our responsibility is to audit the financial statements and the part of the Report on Directors' Remuneration described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the requirements set out in the Financial Services Authority's Listing Rules 9.8.8R(2) with regards to the amount of each element in the remuneration package and information on share options, 9.8.8R(3), (4) and (5) with regards to details of long-

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the Annual Report for the above year as described in the contents section including the unaudited part of the Report on Directors' Remuneration and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors' Remuneration described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors' Remuneration described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors' Remuneration described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2005 and of the profit of the Group for the year then ended; and
- the financial statements and part of the Report on Directors' Remuneration described as having been audited have been properly prepared in accordance with the Companies Act 1985.

CONSOLIDATED PROFIT AND LOSS ACCOUNT for the year ended 30 June 2005

	Notes	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2005 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2004 Total £m
Turnover: Group and share of joint ventures' turnover		4,115	-	4,115	3,738	-	3,738
Less: share of joint ventures' turnover		(67)	-	(67)	(82)	-	(82)
GROUP TURNOVER	2	4,048	-	4,048	3,656	-	3,656
Operating expenses, net	3	(3,243)	(103)	(3,346)	(3,056)	(119)	(3,175)
EBITDA		897	13	910	702	-	702
Depreciation		(92)	-	(92)	(102)	-	(102)
Amortisation		-	(116)	(116)	-	(119)	(119)
OPERATING PROFIT		805	(103)	702	600	(119)	481
Share of joint ventures' and associates' operating results	13	14	-	14	(5)	10	5
Loss on disposal of investments in joint ventures	4	-	(23)	(23)	-	-	-
Profit on disposal of fixed asset investments	4	-	-	-	-	51	51
Amounts written back to fixed asset investments, net	4	-	-	-	-	24	24
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAXATION		819	(126)	693	595	(34)	561
Interest receivable and similar income	5	30	-	30	10	-	10
Interest payable and similar charges	5	(92)	-	(92)	(91)	-	(91)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	6	757	(126)	631	514	(34)	480
Tax charge on profit on ordinary activities	8	(202)	(4)	(206)	(158)	-	(158)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		555	(130)	425	356	(34)	322
Equity dividends	9			(170)			(116)
RETAINED PROFIT FOR THE FINANCIAL YEAR	23			255			206
EARNINGS PER SHARE – BASIC	10	29.0p	(6.8p)	22.2p	18.3p	(1.7p)	16.6
EARNINGS PER SHARE – DILUTED	10	29.0p	(6.8p)	22.2p	18.3p	(1.7p)	16.6

There were no recognised gains or losses in either year other than those included within the profit and loss account.

Details of movements on reserves are shown in note 23.

The accompanying notes are an integral part of this consolidated profit and loss account.

All results relate to continuing operations.

CONSOLIDATED BALANCE SHEET at 30 June 2005

	Notes		2005 £m		2004 £m
FIXED ASSETS					
Intangible fixed assets	11		**301**		417
Tangible fixed assets	12		**526**		376
Investments:					
Investments in associates		**1**		1	
Investments in joint ventures : Share of gross assets		**47**		72	
: Share of gross liabilities		**(26)**		(45)	
: Transfer from creditors		**1**		5	
Total investments in joint ventures and associates	13		**23**		33
Other fixed asset investments	14		**2**		2
Total investments			**25**		35
			852		828
CURRENT ASSETS					
Stocks	15		**340**		375
Debtors: Amounts falling due within one year					
- deferred tax asset	16		**43**		49
- other	17		**299**		321
			342		370
Debtors: Amounts falling due after more than one year					
- deferred tax asset	16		**57**		102
- other	17		**32**		42
			89		144
Cash and liquid resources					
- current asset investments			**54**		173
- cash at bank and in hand			**643**		474
			697		647
			1,468		1,536
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	18		**(1,240)**		(1,170)
NET CURRENT ASSETS			**228**		366
TOTAL ASSETS LESS CURRENT LIABILITIES			**1,080**		1,194
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR					
- long-term borrowings	19		**(1,076)**		(1,076)
- accruals and deferred income	19		**(25)**		(28)
			(1,101)		(1,104)
PROVISIONS FOR LIABILITIES AND CHARGES	21		**(13)**		-
			(34)		90
CAPITAL AND RESERVES - EQUITY					
Called-up share capital	22		**934**		971
Share premium	23		**1,437**		1,437
Employee Share Ownership Plan ("ESOP") reserve	23		**(32)**		(30)
Merger reserve	23		**149**		222
Special reserve	23		**14**		14
Capital redemption reserve	23		**37**		-
Profit and loss account	23		**(2,573)**		(2,524)
			(34)		90

The accompanying notes are an integral part of this consolidated balance sheet.

Signed on behalf of the Board
James Murdoch Chief Executive Officer
Jeremy Darroch Chief Financial Officer

2 August 2005

COMPANY BALANCE SHEET at 30 June 2005

	Notes	2005 £m	2004 £m
FIXED ASSETS			
Tangible fixed assets	12	24	10
Other fixed asset investments	14	4,778	4,862
		4,802	4,872
CURRENT ASSETS			
Debtors: Amounts falling due within one year			
- deferred tax asset	16	34	31
- other	17	818	888
		852	919
Debtors: Amounts falling due after more than one year			
- deferred tax asset	16	34	70
- other	17	2	3
		36	73
Cash at bank and in hand		26	46
		914	1,038
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	18	(1,066)	(1,250)
NET CURRENT LIABILITIES		(152)	(212)
TOTAL ASSETS LESS CURRENT LIABILITIES		4,650	4,660
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	19	(1,069)	(1,069)
		3,581	3,591
CAPITAL AND RESERVES - EQUITY			
Called-up share capital	22	934	971
Share premium	23	1,437	1,437
Capital reserve	23	844	844
Special reserve	23	14	14
Capital redemption reserve	23	37	-
Profit and loss account	23	315	325
		3,581	3,591

The accompanying notes are an integral part of this balance sheet.

Signed on behalf of the Board
James Murdoch Chief Executive Officer
Jeremy Darroch Chief Financial Officer

2 August 2005

CONSOLIDATED CASH FLOW STATEMENT for the year ended 30 June 2005

	Notes	2005 £m	2004 £m
NET CASH INFLOW FROM OPERATING ACTIVITIES	27a	**978**	882
DIVIDENDS RECEIVED FROM JOINT VENTURES		**12**	4
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received and similar income		**28**	7
Interest paid and similar charges		**(91)**	(89
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(63)**	(82
TAXATION			
UK corporation tax paid		**(101)**	(55
Consortium relief paid		**(2)**	(3
NET CASH OUTFLOW FROM TAXATION		**(103)**	(58
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Payments to acquire tangible fixed assets		**(230)**	(132
Receipts from sales of fixed asset investments		**1**	116
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		**(229)**	(16
ACQUISITIONS AND DISPOSALS			
Funding to joint ventures and associates		**(4)**	(5
Repayments of funding from joint ventures and associates		**8**	6
Receipts from sales of investments in joint ventures		**14**	-
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS		**18**	1
EQUITY DIVIDENDS PAID		**(138)**	(53
NET CASH INFLOW BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING		**475**	678
MANAGEMENT OF LIQUID RESOURCES	27c	**164**	(511
FINANCING			
Proceeds from issue of Ordinary Shares		**-**	20
Proceeds from issue of shares held in ESOP		**4**	-
Purchase of own shares for ESOP		**(14)**	(22
Share buy-back		**(416)**	-
Capital element of finance lease payments	27b	**-**	(1
Net decrease in debt due after more than one year	27b	**-**	(75
NET CASH OUTFLOW FROM FINANCING		**(426)**	(78
INCREASE IN CASH	27c	**213**	89

The accompanying notes are an integral part of this consolidated cash flow statement.

NOTES TO FINANCIAL STATEMENTS

1 Accounting policies

The principal accounting policies are summarised below. All of these have been applied consistently throughout the year and the preceding year.

a) Basis of accounting
The financial statements have been prepared under the historical cost convention, modified to include the revaluation of certain investments, and in accordance with applicable United Kingdom financial reporting and accounting standards.

The Group has taken advantage of the exemption in Urgent Issues Task Force Abstract 17 (Revised 2003) "Employee share schemes" and has not applied the abstract to the Group's HMRC approved Sharesave Scheme.

b) Basis of consolidation
The Group financial statements consolidate the financial statements of the Company and all of its subsidiary undertakings. All companies are consolidated using acquisition accounting, and all inter-company balances and transactions have been eliminated on consolidation.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2005 this date was 3 July 2005, this being a 53 week year (2004: 27 June 2004, 52 week year).

The Company has taken advantage of the exemption in section 230 of the Companies Act 1985 not to present its own profit and loss account. The Company's result for the financial year determined in accordance with the Act is disclosed in note 23.

c) Acquisitions
On the acquisition of a business, fair values are attributed to the Group's share of separable net assets acquired. Subsidiary undertakings are accounted for from the effective date of acquisition or from when the Group's shareholding in an associate or joint venture increases to give the Group control, until the effective date of disposal. Adjustments are also made to bring the accounting policies into line with those of the Group. Where statutory merger relief is applicable, the difference between the fair value of the shares issued as purchase consideration and the nominal value of the shares issued as purchase consideration is treated as a merger reserve in the consolidated accounts. The results and cash flows relating to an acquired business are included in the consolidated profit and loss account and the consolidated cash flow statement from the date of acquisition.

d) Goodwill and other intangible assets
Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalised on the Group balance sheet in the year of acquisition. Purchased goodwill arising on acquisitions from 1 July 1998 is capitalised. Prior to 1 July 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by FRS 10, this goodwill has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves is included in calculating the profit or loss on disposal.

Other intangible assets, all of which have been acquired and are controlled through custody or legal rights and could be sold separately from the rest of the business, are capitalised where fair value can be reliably measured.

Where capitalised goodwill and intangible assets are regarded as having a limited useful economic life, the cost is amortised on a straight-line basis over that life of up to 20 years. Any amortisation or impairment write-downs are charged to the profit and loss account.

e) Tangible fixed assets
Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Land and assets in the course of construction are not depreciated.

Depreciation is provided to write off the cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Principal annual rates used for this purpose are:

Freehold buildings	4%
Leasehold improvements	Lower of lease period or life of the asset
Equipment, fixtures and fittings:	
- Fixtures and fittings	10% - 20%
- Computer equipment	20% - 33⅓%
- Technical equipment	10% - 20%
- Motor vehicles	25%

f) Impairment of fixed assets and goodwill
Intangible fixed assets, goodwill and tangible fixed assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible fixed assets are also reviewed for impairment at the end of the first full financial year after acquisition. Should an impairment review be required, this is performed in accordance with FRS 11 - Impairment of fixed assets and goodwill ("FRS 11").

g) Interests in joint ventures
Joint ventures are entities in which the Group holds a long-term interest and shares control under a contractual arrangement. These investments are dealt with by the gross equity method of accounting. Provision is made within creditors where the Group's share of a joint venture's loss exceeds the Group's funding to date.

h) Fixed asset investments
The Group's fixed asset investments are stated at cost, less any provision for permanent diminution in value.

In the Company's financial statements, investments in subsidiary undertakings are stated at cost, with the exception of the investment in Sky Television Limited which is stated at valuation. Provision is made for any impairment.

In the Company's balance sheet, where statutory merger relief is applicable, the cost is measured by reference to the nominal value only of the shares issued. Any premium has not been recognised.

i) Stocks
Acquired and commissioned television programme rights
Programme rights are stated at cost including, where applicable, estimated escalation payments, and net of accumulated amortisation. Provisions are made for any programme rights which are surplus to Group requirements or which will not be shown for any other reason.

Contractual obligations for programme rights not yet available for transmission are not included in the cost of programme rights, but are disclosed as contractual commitments (see note 24). Payments made upon receipt of commissioned and acquired programming, but in advance of the legal right to broadcast the programmes, are treated as prepayments. Programme rights are recorded in stock at cost when the programmes are available for transmission.

Amortisation is provided to write off the cost of programme rights. The principal rates used for this purpose are:

Sports - 100% on first showing, or, where contracts provide for sports rights for multiple seasons or competitions, the amortisation of each contract is principally on a straight-line basis across the season or competition.

1 Accounting policies (continued)

Current affairs – 100% on first showing.

General entertainment – straight-line basis on each transmission.

- One showing planned – 100%.
- Two showings planned – 60%; 40%.
- Three showings planned – 50%; 30%; 20%.
- Four showings planned – 40%; 30%; 20%; 10%.

Movies – Acquired movies are amortised on a straight-line basis over the period of transmission rights. Where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window.

Digiboxes and related equipment
Digiboxes and related equipment includes digiboxes (including Sky+ boxes), Low Noise Blockers ("LNBs") and mini-dishes. These stocks are valued at the lower of cost and net realisable value ("NRV"), the latter of which reflects the value to the business of the digibox and the related equipment in the hands of the customer. Any subsidy is expensed on enablement, which is the process of activating the viewing card once inserted in the digibox upon installation, so as to enable a viewer to view encrypted broadcast services, and effectively represents the completion of the installation process for new subscribers.

Raw materials, consumables and goods held for resale
Raw materials, consumables and goods held for resale are valued at the lower of cost and NRV.

j) Transponder rental prepayments
Payments made in respect of future satellite capacity have been recorded as prepaid transponder rental costs. These payments are amortised on a straight-line basis to the profit and loss account from commencement of broadcasting to the end of the rental period, normally 10 years.

k) Taxation
Corporation tax payable is provided at current rates on all taxable profits.

l) Deferred taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses can be offset or from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

m) Foreign currency
Trading activities denominated in foreign currencies are recorded in sterling at actual exchange rates as of the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets, liabilities and commitments denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

n) Derivatives and other financial instruments
The Group uses a number of derivative financial instruments to hedge its exposures to fluctuations in interest and foreign exchange rates. Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument. Gains and losses on those instruments which are designated as hedges are not recognised until the underlying creditor being hedged is recognised.

Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the underlying transactions being hedged. If an instrument ceases to be designated as a hedge, for example, by the underlying hedged position being eliminated, the instrument is marked to market and any resulting gain or loss is recognised immediately in the profit and loss account. The Group does not hold or issue derivative financial instruments for speculative purposes.

o) Turnover
Turnover, which excludes value added tax and sales between Group companies, represents the value of products and services sold. The Group's main sources of turnover are recognised as follows:

- Revenues from the provision of direct-to-home ("DTH") subscription services are recognised as the services are provided, net of any discount given. Pay-per-view revenue is recognised when the event, movie or football match is viewed.
- Cable revenues are recognised as the services are provided to the cable wholesalers and are based on the number of subscribers taking the Sky channels, as reported to the Group by the cable wholesalers, and the applicable rate card.
- Advertising sales revenues are recognised when the advertising is broadcast.
- Sky Bet revenues include income from betting and gaming, which represent a) amounts receivable in respect of bets placed on events which occur in the year; and b) net customer losses in the year in respect of the on-line casino operations and casino-style interactive roulette games.
- Sky Active revenues include income from on-line advertising, e-mail, telephony income from the use of interactive services (e.g. voting), interconnect, text services and digibox subsidy recovery revenues earned through conditional access and access control charges made to customers on the Sky digital platform. All Sky Active revenues are recognised when the goods or services are delivered.
- Other revenues principally include income from installations, digibox sale revenues (including the sale of Sky+ and Multiroom digiboxes), Sky Talk revenues, service call revenue, warranty revenue, customer management service fees and access control fees. Other revenues are recognised, net of any discount given, when the relevant service has been provided.

Revenues derived from the sale of surplus programming and surplus transponder capacity are recognised net against programming and transmission and related functions costs respectively, since these cash flows are incidental to Sky's main revenue-generating activities.

p) Pension costs
The Group provides pensions to eligible employees through the BSkyB Pension Plan, a defined contribution pension scheme. The amount charged to the profit and loss account in the year represents the cost of contributions payable by the Group to the scheme in that year. The assets of the BSkyB Pension Plan are held independently of the Group.

q) Leases
Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are treated as tangible fixed assets. Depreciation is provided over the shorter of the lease term and the asset's useful economic life, and the deemed capital element of future rentals is included within creditors. Deemed interest is then taken to the profit and loss account as interest payable over the life of the lease.

The rental costs arising from operating leases are charged to the profit and loss account in the year in which they are incurred.

NOTES TO FINANCIAL STATEMENTS continued

2 Turnover

	2005 £m	200 £r
Direct-to-home subscribers	2,968	2,66
Cable subscribers	219	21
Advertising	329	31
Sky Bet (i)	261	19
Sky Active (i)	92	11
Other	179	16
	4,048	3,65

(i) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and othe interactive revenues - "Sky Active" - and the prior year comparatives have been restated accordingly.

All Group turnover is derived from the Group's sole class of business, being television broadcasting together with certain ancillary functions. Turnover arises principally withi the United Kingdom from activities conducted from the United Kingdom, with the exception of £7 million of turnover (2004: £7 million) which relates to activities conducte from the Channel Islands. In order to provide shareholders with additional information, the Group's turnover has been analysed as shown above.

All turnover arises from services provided to the United Kingdom, with the exception of £128 million (2004: £115 million) which arises from services provided to Ireland an £11 million (2004: £9 million) which arises from services provided to the Channel Islands.

The Group's profit before tax and its net assets relate to activities conducted in the United Kingdom, with the exception of £4 million profit (2004: £3 million profit) an £8 million net assets (2004: £4 million net assets) which relate to activities conducted in the Channel Islands.

3 Operating expenses, net

	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2005 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	200 Tot £r
Programming (i)	1,636	-	1,636	1,711	-	1,71
Transmission and related functions (i)	171	-	171	146	-	14
Marketing	515	-	515	396	-	39
Subscriber management	396	-	396	371	-	37
Administration (ii)	289	103	392	257	119	37
Betting	236	-	236	175	-	17
	3,243	103	3,346	3,056	119	3,17

(i) The amounts shown are net of £11 million (2004: £11 million) receivable from the disposal of programming rights not acquired for use by the Group and £28 millio (2004: £28 million) in respect of the provision to third-party broadcasters of spare transponder capacity.

(ii) Administration costs include goodwill amortisation of £116 million (2004: £119 million), net of an exceptional credit of £13 million (2004: nil).

4 Exceptional items

	Credit (charge) before taxation £m	Taxation (charge) credit £m	2005 Total £m	Credit (charge) before taxation £m	Taxation (charge) credit £m	200 Tot £r
Settlement of ITV Digital programming debtors (i)	13	(4)	9	-	-	
EXCEPTIONAL OPERATING ITEMS	13	(4)	9	-	-	
Loss on disposal of investment in joint ventures (ii)	(23)	-	(23)	-	-	
Profit on disposal of fixed asset investments (iii)	-	-	-	51	-	5
Amounts written back to fixed asset investments, net (iv)	-	-	-	24	-	2
EXCEPTIONAL NON-OPERATING ITEMS	(23)	-	(23)	75	-	7
TOTAL EXCEPTIONAL ITEMS	(10)	(4)	(14)	75	-	7

4 Exceptional items (continued)

2005

(i) Settlement of ITV Digital programming debtors
In July 2005, the Group received £13 million from the liquidators of ITV Digital as a full and final settlement in respect of amounts owed to the Group.

(ii) Loss on disposal of investments in joint ventures
In November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. This included the write back (
£32 million of goodwill which had previously been written off to reserves, as permitted prior to the implementation of FRS 10.

2004

(iii) Profit on disposal of fixed asset investments
In March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC – The Shopping Channel, for £49 million in cash, realising a profit on disposal (
£49 million.

In October 2003, the Group disposed of its listed investment in Manchester United plc, realising a profit on disposal of £2 million.

(iv) Amounts written back to fixed asset investments, net
The Group reduced its provision against its minority equity investments in football clubs by £33 million, due to the disposal of its investment in Manchester United p
in October 2003, for £62 million in cash. The Group also increased its provision against its remaining minority equity investments in football clubs by £9 million.

5 Interest

(a) Interest receivable and similar income

	2005 £m	200 £
GROUP		
Interest receivable on cash and liquid resources	**29**	
Other interest receivable and similar income	**–**	
	29	
JOINT VENTURES AND ASSOCIATES		
Share of joint ventures' and associates' interest receivable	**1**	
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME	**30**	1

(b) Interest payable and similar charges

	2005 £m	200 £
GROUP		
On bank loans, overdrafts and other loans repayable within five years, not by instalments:		
– £1 billion revolving credit facility ("RCF") (i)	**2**	
– £600 million RCF (i)	**4**	
– £200 million RCF (ii)	**–**	
US$650 million of 8.200% Guaranteed Notes repayable in 2009	**33**	3
£100 million of 7.750% Guaranteed Notes repayable in 2009	**8**	
US$600 million of 6.875% Guaranteed Notes repayable in 2009	**30**	3
US$300 million of 7.300% Guaranteed Notes repayable in 2006	**14**	1
Finance lease interest	**1**	
	92	9
JOINT VENTURES AND ASSOCIATES		
Share of joint ventures' and associates' interest payable	**–**	
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES	**92**	9

(i) In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF, and is available for general corporate purposes
but was undrawn at 30 June 2005. The £1 billion RCF has a maturity date of July 2010. The £2 million charge for the year (2004: nil) represents the commitment fee t
30 June 2005.

(ii) The £200 million RCF expired without being renewed on 29 June 2004.

NOTES TO FINANCIAL STATEMENTS continued

6 Profit on ordinary activities before taxation

	2005 £m	2004 £m
The profit on ordinary activities before taxation is stated after charging (crediting):		
- depreciation:		
- owned assets	92	100
- assets held under finance leases	-	2
- amortisation and impairment of intangible assets	116	119
- joint ventures' and associates' goodwill amortisation, net	-	(10)
- amounts written back to fixed asset investments, net	-	(24)
- loss on disposal of investments in joint ventures	23	-
- loss on disposal of fixed assets	2	1
- profit on disposal of fixed asset investments	-	(51)
- rentals on operating leases and similar arrangements:		
- land and buildings	10	10
- plant and machinery	86	74
- staff costs	379	332

Amounts payable to the auditors are analysed below:

	2005 £m	2004 £m
Statutory audit services	1	1
Audit-related services	1	1
AUDIT AND AUDIT-RELATED SERVICES	2	2
TAX ADVISORY SERVICES	-	-
CRM centre development	7	7
NON-AUDIT RELATED SERVICES	7	7

During the year, the auditors received £7 million (2004: £7 million) in respect of ongoing CRM centre development services. Due to the complex and long-term nature of the CRM centre development work, the Group is satisfied that Deloitte & Touche LLP should continue to provide these services. The Audit Committee was satisfied throughout the year that the objectivity and independence of Deloitte & Touche LLP was not in any way impaired by either the nature of the non-audit related services undertaken during the year, the level of non-audit fees charged or any other facts or circumstances.

The Company did not pay any amounts to the auditors in respect of audit services during either year, as the cost was borne by another Group undertaking in both years.

7 Staff costs

(a) Employee costs

Employee costs for permanent employees, temporary employees and Executive Directors during the year were as follows:

	2005 £m	2004 £m
Wages and salaries	**327**	275
Costs of LTIP, KCP, EBP and other share-related incentive schemes	**6**	16
Social security costs	**32**	29
Other pension costs	**14**	12
	379	332

The Group operates a defined contribution pension scheme through the BSkyB Pension Plan (the "Plan"). The pension charge for the year represents the cost of contributions payable by the Group to the Plan during the year and amounted to £14 million (2004: £12 million). The Group's contributions owing to the Plan at 30 June 2005 were £1 million (2004: £1 million).

The average monthly number of full-time equivalent persons (including temporary employees) employed by the Group during the year was as follows:

	2005 Number	2004 Number
Programming	**1,424**	1,295
Transmission and related functions	**1,403**	1,394
Marketing	**238**	209
Subscriber management	**5,662**	5,418
Administration	**1,079**	1,051
Betting	**152**	133
	9,958	9,500

(b) Directors' emoluments

A detailed breakdown of remuneration for each Director, the terms of their employment contracts and their rights under the Group's incentive schemes are given within the Report on Directors' Remuneration on pages 32 to 38, of which Sections 20 to 25 are audited.

8 Taxation

(a) Analysis of charge in year

	Tax charge on profit before exceptional items £m	Exceptional tax charge £m	2005 Total £m	Tax charge on profit before exceptional items £m	Exceptional tax charge £m	2004 Total £m
CURRENT TAX						
UK corporation tax	**159**	**4**	**163**	127	-	127
Adjustment in respect of prior years	**(8)**	**-**	**(8)**	(8)	-	(8
Total current tax charge	**151**	**4**	**155**	119	-	119
DEFERRED TAX						
Origination and reversal of timing differences	**68**	**-**	**68**	34	-	34
(Decrease) increase in estimate of recoverable deferred tax asset in respect of prior years	**(17)**	**-**	**(17)**	5	-	5
Total deferred tax charge	**51**	**-**	**51**	39	-	39
Share of joint ventures' and associates' tax charges	**-**	**-**	**-**	-	-	-
	202	**4**	**206**	158	-	158

All taxation relates to UK corporation tax.

NOTES TO FINANCIAL STATEMENTS continued

8 Taxation (continued)

(b) Factors affecting the current tax charge for the year
The current tax charge for the year is lower (2004: lower) than the standard rate of corporation tax in the UK (30%) applied to profits on ordinary activities before tax. The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before taxation	631	480
Less: share of joint ventures' and associates' (profit) loss before taxation	(15)	5
Profit on ordinary activities before taxation (excluding joint ventures and associates)	616	485
Profit on ordinary activities before taxation (excluding joint ventures and associates) multiplied by standard rate of corporation tax in the UK of 30% (2004: 30%)	185	146
EFFECTS OF:		
Loss (gain) exempt from taxation	5	(15)
Goodwill amortisation	35	33
Other permanent differences	2	(9)
Utilisation of tax losses	(49)	(29)
Other timing differences	(19)	(4)
Consortium relief	2	3
Tax charge on partnership profits	2	2
Current tax charge for the year	163	127

(c) Factors that may affect future tax charges
At 30 June 2005, a deferred tax asset of £14 million (2004: £13 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

A deferred tax asset of £64 million (2004: £64 million) has not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV, and a deferred tax asset of £330 million (2004: £450 million) has not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV, on the basis that these timing differences are not more likely than not to be realised.

The Group has realised and unrealised capital losses in respect of football club and other investments estimated to be in excess of £24 million (2004: £21 million) which have not been recognised as a deferred tax asset, on the basis that they are not more likely than not to be realised.

9 Equity dividends

	2005 £m	2004 £m
Interim dividend paid of 4.00p (2004: 2.75p) per Ordinary Share	77	53
Final proposed dividend of 5.00p (2004: 3.25p) per Ordinary Share	93	63
	170	116

The ESOP has waived its rights to dividends.

10 Earnings per share

Basic earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group's ESOP trust during the year.

Diluted earnings per share represents the profit on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year, less the weighted average number of Ordinary Shares held in the Group's ESOP trust during the year, plus the weighted average number of dilutive shares resulting from share options and other potential Ordinary Shares outstanding during the year.

10 Earnings per share (continued)

The weighted average number of shares was:

	2005 Millions of shares	2004 Millions of shares
Ordinary Shares	1,917	1,940
ESOP Trust Ordinary Shares	(4)	(2)
BASIC SHARES	1,913	1,938
Dilutive Ordinary Shares from share options and other potential Ordinary Shares outstanding	6	8
DILUTED SHARES	1,919	1,946

	2005 Before goodwill and exceptional items	2005 Goodwill	2005 Exceptional items	2005 After goodwill and exceptional items	2004 Before goodwill and exceptional items	2004 Goodwill	2004 Exceptional items	2004 After goodwill and exceptional items
Profit on ordinary activities after taxation	£555m	(£116m)	(£14m)	£425m	£356m	(£109m)	£75m	£322m
EARNINGS PER SHARE – BASIC	29.0p	(6.1p)	(0.7p)	22.2p	18.3p	(5.6p)	3.9p	16.6p
EARNINGS PER SHARE – DILUTED	29.0p	(6.1p)	(0.7p)	22.2p	18.3p	(5.6p)	3.9p	16.6p

Earnings per share is shown calculated by reference to profits both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

11 Intangible fixed assets

The movement in the year was as follows:

	Goodwill £m
GROUP	
COST	
BEGINNING OF YEAR AND END OF YEAR	820
AMORTISATION	
Beginning of year	403
Charge	116
END OF YEAR	519
NET BOOK VALUE	
Beginning of year	417
END OF YEAR	301

Goodwill of £272 million, £543 million and £5 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BiB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002, which did not indicate impairment. Consistent with Group strategy, the business plans on which these reviews were based reflect significant projected increases in betting and other interactive revenues over the subsequent five years. The Group continues to monitor the performance of these businesses and is satisfied that no impairment of goodwill has occurred.

At 30 June 2004, the Group made a provision of £3 million, included within amortisation, against goodwill which arose on the acquisition of planetfootball.com Limited (a subsidiary of SIG, which provides website services to the sports industry), reducing the carrying value to nil. The provision was made as a result of an impairment review which showed that the expected future cash flows of the business would not support a carrying value for the goodwill.

NOTES TO FINANCIAL STATEMENTS continued

12 Tangible fixed assets

(a) Group
The movement in the year was as follows:

	Freehold land and buildings (i) £m	Short leasehold improvements £m	Equipment, fixtures and fittings £m	Assets in course of construction £m	Total £m
COST					
Beginning of year	45	70	708	101	924
Additions	25	-	66	153	244
Disposals	-	-	(167)	-	(167
Transfers	-	(28)	28	-	-
END OF YEAR	**70**	**42**	**635**	**254**	**1,001**
DEPRECIATION					
Beginning of year	11	46	491	-	548
Charge	2	5	85	-	92
Disposals	-	-	(165)	-	(165
Transfers	-	(20)	20	-	-
END OF YEAR	**13**	**31**	**431**	**-**	**475**
NET BOOK VALUE					
Beginning of year	34	24	217	101	376
END OF YEAR	**57**	**11**	**204**	**254**	**526**

(i) The amounts shown include assets held under finance leases with a net book value of £6 million (2004: £6 million). Depreciation charged during the year on such assets was nil (2004: £2 million).

Depreciation was not charged on £21 million of land (2004: £9 million).

(b) Company
The movement in the year was as follows:

	Freehold land and buildings (i) £m	Equipment, fixtures and fittings £m	Assets in course of construction £m	Total £m
COST				
Beginning of year	-	3	9	12
Additions	14	-	-	14
END OF YEAR	**14**	**3**	**9**	**26**
DEPRECIATION				
Beginning of year	-	2	-	2
Charge	-	-	-	-
END OF YEAR	**-**	**2**	**-**	**2**
NET BOOK VALUE				
Beginning of year	-	1	9	10
END OF YEAR	**14**	**1**	**9**	**24**

(i) Depreciation was not charged on £7 million of land (2004: nil).

13 Investments in joint ventures and associates

The movement in the year was as follows:

	2005 £m	2004 £m
GROUP		
COST AND FUNDING, EXCLUDING GOODWILL		
Beginning of year	234	235
Loans advanced	4	5
Loans repaid	(8)	(6
Disposals (iii)	(18)	-
Transfer to Group undertaking (iv)	(1)	-
END OF YEAR	211	234
TRANSFER FROM CREDITORS (i)	1	5
MOVEMENT IN SHARE OF UNDERLYING NET LIABILITIES		
Beginning of year	(206)	(207
Additions	-	10
Share of operating results	14	(5
Share of interest receivable	1	1
Share of interest payable	-	(1)
Disposals (iii)	14	-
Dividends received	(12)	(4)
END OF YEAR	(189)	(206)
GOODWILL		
Beginning of year	-	-
Additions (v)	-	(10)
Amortisation, net (v)	-	10
END OF YEAR	-	-
NET BOOK VALUE		
Beginning of year	33	30
END OF YEAR (ii)	23	33

(i) The investment in joint ventures and associates excludes cumulative losses of £1 million (2004: £5 million), which represent losses in excess of the funding provided. The related obligation is recorded within creditors.

(ii) The net book value above includes a listed investment with a net book value of £1 million at 30 June 2005 (2004: £5 million). The aggregate market value of this investment at 30 June 2005 was £1 million (2004: £8 million).

2005

(iii) On 1 November 2004, the Group sold its 49.5% investment in GSB for £14 million in cash, realising a loss on disposal of £23 million. The carrying value of the investment prior to disposal was £4 million.

(iv) On 4 March 2005, the Group purchased 50% of the outstanding share capital of Artsworld Channels Limited ("Artsworld"), bringing its total shareholding to 100%. Accordingly, Artsworld is now consolidated within the Group from that date.

2004

(v) In 2004, goodwill additions included £11 million of negative goodwill arising on the acquisition of an additional 16.7% stake in Attheraces Holdings Limited. This was written off to the profit and loss account immediately on acquisition. In addition, £1 million of goodwill has arisen on the purchase of certain joint ventures and associates.

NOTES TO FINANCIAL STATEMENTS continued

13 Investments in joint ventures and associates (continued)

The following information is given in respect of the Group's share of joint ventures and associates:

	2005 £m	2004 £m
Turnover	72	83
Fixed assets	3	3
Current assets	47	71
Liabilities due within one year	(27)	(40)
Liabilities due after more than one year	(1)	(6)

Associates with a net book value of £1 million (2004: £1 million) are included in the total investment in joint ventures and associates.

14 Other fixed asset investments

The following are included in the net book value of other fixed asset investments:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Investments in subsidiary undertakings (a)	-	-	4,777	4,861
Other fixed asset investments (b)	2	2	1	1
	2	2	4,778	4,862

(a) Investments in subsidiary undertakings
The movement in the year was as follows:

	2005 £m	2004 £m
COMPANY		
COST OR VALUATION (i)		
Beginning of year	7,380	7,381
Additions (ii), (iii)	1,935	-
Liquidations (iv)	(214)	-
Disposals (iii), (v)	(3,319)	(1)
END OF YEAR	5,782	7,380
PROVISION		
Beginning of year	2,519	2,519
Disposals (v)	(1,514)	-
End of year	1,005	2,519
NET BOOK VALUE		
Beginning of year	4,861	4,862
END OF YEAR	4,777	4,861

(i) Since 30 June 1994, the Company's cost of investment in Sky Television Limited has been carried at Directors' valuation of £995 million (£930 million above cost), being Sky Television Limited's net asset value at that date. The net book value is nil (2004: nil).

(ii) On 3 March 2005, the Company acquired 19.9% of the share capital of British Interactive Broadcasting Holdings Limited from British Sky Broadcasting Limited, a subsidiary undertaking, for consideration of £130 million.

(iii) On 4 March 2005, the Company disposed of 49.99% of its investment in British Sky Broadcasting Limited to BSkyB Investments Limited, a subsidiary undertaking for consideration of £1,805 million satisfied by the issue of shares in BSkyB Investments Limited.

(iv) On 17 March 2005, BSkyB Finance (No. 2) Limited and BSkyB Finance (No. 3) Limited were dissolved, in which the Company had a 100% shareholding.

(v) On 22 February 2005, the Company disposed of its 100% investment in BSkyB GmbH to BSkyB German Investments Limited, a subsidiary undertaking. Prior to the disposal, the Company held the investment at a cost of £1,514 million, which was fully provided for.

14 Other fixed asset investments (continued)

(b) Other fixed asset investments

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
COST				
Beginning of year	1,020	1,105	36	121
Disposals (i) to (v)	(14)	(85)	(7)	(85
END OF YEAR	1,006	1,020	29	36
PROVISION				
Beginning of year	1,018	1,061	35	78
Disposals (i), (ii), (v)	(14)	(19)	(7)	(19
Released during the year, net (iv), (vi)	-	(24)	-	(24
END OF YEAR	1,004	1,018	28	35
NET BOOK VALUE				
Beginning of year	2	44	1	43
END OF YEAR	2	2	1	1

2005

(i) In January 2005, the Group (and the Company) sold its 4.76% equity investment in Sunderland Football Club plc, reducing both the cost and the associated provision by £7 million to reflect the disposal.

(ii) In October 2004, the Group sold its investment in Innovation Finance & Equity Exchange NV (formerly known as Letsbuyit.com) reducing both the cost and the associated provision by £7 million to reflect the disposal.

2004

(iii) In March 2004, the Group sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, for £49 million in cash, realising a profit on disposal of £49 million. The carrying value of this investment prior to disposal was nil.

(iv) In October 2003, the Group (and the Company) announced that it had sold its entire holding in Manchester United plc for £62 million, recognising a profit on disposal of £2 million following the release of a £33 million provision previously held against the investment.

(v) In August 2003, the Group (and the Company) sold its 9.9% equity investment in Chelsea Village plc, reducing the cost by £25 million and the associated provision by £19 million to reflect the disposal.

(vi) The Group (and the Company) increased its provision against its remaining minority equity investments in football clubs by £9 million during the prior year.

Further analysis of the listed investment is shown below:

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Carrying value of listed investment included above (i)	1	1	1	1
Aggregate market value of listed investment at end of year	1	1	1	1

(i) Investment listed on OFEX

No tax liability would arise on the sale of this listed investment at the market value shown above as no gain would arise.

15 Stocks

	2005 £m	2004 £m
GROUP		
Television programme rights	310	322
Digiboxes and related equipment	28	49
Raw materials and consumables	2	2
Other goods held for resale	-	2
	340	375

At least 86% (2004: 87%) of the existing television programme rights at 30 June 2005 will be amortised within one year.

NOTES TO FINANCIAL STATEMENTS continued

16 Deferred tax asset

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
INCLUDED WITHIN DEBTORS DUE WITHIN ONE YEAR:				
- tax losses carried forward	34	43	34	31
- accelerated capital allowances	9	6	-	-
	43	49	34	31
INCLUDED WITHIN DEBTORS DUE AFTER MORE THAN ONE YEAR:				
- tax losses carried forward	34	75	34	70
- accelerated capital allowances	5	15	-	-
- short-term timing differences	18	12	-	-
	57	102	34	70
	100	151	68	101
DEFERRED TAX ASSET				
Beginning of year	151	190	101	123
Charge in the profit and loss account during the year	(51)	(39)	(33)	(22
END OF YEAR	100	151	68	101

Group

The total deferred tax asset recognised at 30 June 2005 includes £68 million (2004: £118 million) of tax losses carried forward that can be offset only against future taxable profits generated by the company in which these tax losses reside. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.

During the year the Group disposed of subsidiaries holding unrecognised tax losses of £120 million (2004: nil).

The amount of unrecognised deferred tax present within the Group is disclosed in note 8.

Company

The total deferred tax asset recognised at 30 June 2005 of £68 million (2004: £101 million) can be offset only against future taxable profits generated in the Company. The Directors consider that there is sufficient evidence to support the recognition of this deferred tax asset on the basis that it is more likely than not that there will be suitable taxable profits against which this asset can be utilised.

The Company has not recognised a deferred tax asset of £17 million (2004: £16 million) relating to realised and unrealised capital losses in respect of football club investments, on the basis that they are not more likely than not to be utilised and thus reverse.

17 Other debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
AMOUNTS FALLING DUE WITHIN ONE YEAR				
Trade debtors	134	165	-	-
Amounts owed by subsidiary undertakings	-	-	817	887
Amounts owed by joint ventures and associates	6	8	-	-
Amounts owed by other related parties	1	2	-	-
Other debtors	4	3	-	-
Prepaid programme rights	47	35	-	-
Prepaid transponder rentals	15	15	-	-
Other prepayments and accrued income	92	93	1	1
	299	321	818	888
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR				
Prepaid programme rights	4	6	-	-
Prepaid transponder rentals	23	30	-	-
Other prepayments and accrued income	5	6	2	3
	32	42	2	3

18 Creditors: Amounts falling due within one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade creditors (i)	345	390	-	-
Amounts due to subsidiary undertakings	-	-	939	1,152
Amounts due to joint ventures and associates	3	8	-	-
Amounts due to other related parties	34	40	-	-
UK corporation tax	100	48	-	-
VAT	101	92	-	-
Social security and PAYE	10	8	-	-
Proposed dividend	93	63	93	63
Defined contribution pension scheme creditor	1	1	-	-
Other creditors	42	60	-	-
Accruals and deferred income	511	460	34	35
	1,240	1,170	1,066	1,250

(i) Included within trade creditors are £187 million (2004: £250 million) of US dollar-denominated programme creditors. Approximately 80% (2004: 80%) of these were covered by forward exchange contracts and collars.

19 Creditors: Amounts falling due after more than one year

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
LONG-TERM BORROWINGS				
US$650 million of 8.200% Guaranteed Notes repayable in 2009 (a)	413	413	413	413
£100 million of 7.750% Guaranteed Notes repayable in 2009 (a)	100	100	100	100
US$600 million of 6.875% Guaranteed Notes repayable in 2009 (a)	367	367	367	367
US$300 million of 7.300% Guaranteed Notes repayable in 2006 (a)	189	189	189	189
Obligations under finance leases (b)	7	7	-	-
	1,076	1,076	1,069	1,069
OTHER				
Accruals and deferred income	25	28	-	-
	1,101	1,104	1,069	1,069

(a) Guaranteed notes

At 30 June 2005, the Group had in issue the following publicly-traded guaranteed notes:

US$650 million of 8.200% Guaranteed Notes, repayable in July 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£413 million) at an average fixed rate of 7.653% payable semi-annually. In December 2002, the Group entered into further swap arrangements relating to £63.5 million of this debt, which arrangements were subsequently amended in March 2003 and July 2004, the effect of which was to fix the interest rate on £63.5 million at 5.990% until January 2004, after which time it reverted to a floating six months London Inter-Bank Offer Rate ("LIBOR") plus a margin of 2.460%, except that should LIBOR be less than 2.750% for the period January to July 2004, 2.890% for the period July 2004 to January 2005, or 2.990% thereafter, the effective rate shall be deemed to be 7.653%. After July 2004, the margin over LIBOR increases from 2.460% to 2.840%. In order to increase its exposure to floating rates, in July 2003, the Group entered into another interest rate hedging arrangement in respect of a further £63.5 million of the above-mentioned debt, the effect of which was that, from July 2003 until July 2009, the Group will pay floating six months LIBOR plus a margin of 2.8175% on this £63.5 million, except that should LIBOR be less than 2.750% for the period January to July 2004, or less than 2.990% thereafter the Group shall revert back to 7.653%. At 30 June 2005, none of the floor levels had been breached, therefore the Group continues to pay the relevant floating rates.

£100 million of 7.750% Guaranteed Notes, repayable in July 2009. The fixed coupon is payable annually. In March 2004, the Group entered into an interest rate swap arrangement in respect of £50 million of this debt, whereby the previously fixed rate of 7.750% was swapped to a floating rate of LIBOR plus a margin of 2.050% from July 2004 to July 2005. On 9 July 2005, and every 9 July thereafter, the counterparty had the right, but not the obligation, to cancel this swap, returning the Group to its previous fixed rate of 7.750%. The counterparty cancelled this swap on 9 July 2005.

NOTES TO FINANCIAL STATEMENTS continued

19 Creditors: Amounts falling due after more than one year (continued)

(a) Guaranteed notes (continued)
US$600 million of 6.875% Guaranteed Notes, repayable in February 2009. At the time of issuing these notes, the US dollar proceeds were swapped into pounds sterling (£367 million) at an average fixed rate of 8.200%, payable semi-annually. In July 2003, the Group entered into a further interest rate hedging arrangement in respect of £61.2 million of this swapped debt. The effect of this new hedging arrangement was that, from July 2003 until February 2009, the Group will pay floating six months LIBOR plus a margin of 3.490% on £61.2 million of its swapped debt. However, at each six monthly reset date, the counterparty to this transaction has the right to cancel the transaction with immediate effect. In October 2003, the Group entered into a further interest rate hedging arrangement in respect of an additional £61.2 million of this swapped debt, the effect of which was to reduce the rate payable to 7.950% for the period August 2003 to February 2004. Thereafter, until August 2006, the rate payable is 7.950% plus any margin by which the floating six monthly LIBOR reset rate exceeds the sum of the previous reset rate plus 0.500%. Thereafter, the rate reverts to a fixed 8.180%. In February 2005, the 7.95% interest rate on this swap was renegotiated to 8.02% with all the other aspects of the swap remaining unchanged.

US$300 million of 7.300% Guaranteed Notes, repayable in October 2006. At the time of issuing these notes, the Group entered into swap transactions to convert the dollar proceeds to pounds sterling (£189 million), half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until 15 April 2002, thereafter floating at 0.620% over six months LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on 16 January 2002, the Group entered into a further interest rate hedging arrangement to fix the rate at 6.130% from 15 April 2002, payable semi-annually for the remainder of the life of the notes.

Borrowings outstanding, which exclude finance leases, are repayable as follows:

	Group 2005 £m	Group 2004 £m	**Company 2005 £m**	Company 2004 £m
AMOUNTS REPAYABLE:				
- between one and two years	**189**	-	**189**	-
- between two and five years	**880**	556	**880**	556
- after five years	**-**	513	**-**	513
	1,069	1,069	**1,069**	1,069

(b) Finance leases
Obligations under finance leases are repayable as follows:

	Group 2005 £m	Group 2004 £m	**Company 2005 £m**	Company 2004 £m
AMOUNTS REPAYABLE:				
- between two and five years	**1**	1	**-**	-
- after five years	**6**	6	**-**	-
	7	7	**-**	-

At 30 June 2005, obligations under finance leases represent financing arrangements in connection with the CRM centre in Dunfermline. Repayments of £1 million (2004: £1 million) were made against the lease. A proportion of these payments has been allocated against the capital amount outstanding. The lease bears interest at a rate of 8.5% and expires in September 2020.

Undrawn Revolving Credit Facilities ("RCFs")
In November 2004, the Group entered into a £1 billion RCF. This facility was used to cancel an existing £600 million RCF and is available for general corporate purposes. The £1 billion facility has a maturity date of July 2010, and interest accrues at a margin of between 0.45% and 0.55% above LIBOR, dependent on the Group's leverage ratio of net debt to earnings before interest, taxes, depreciation and amortisation ("EBITDA") (as defined in the loan agreement). At the current ratio of Net Debt: EBITDA, the margin would be 0.45% above LIBOR if the Group were to make a drawing on the facility.

Both the bank facilities and the publicly-traded guaranteed notes have been issued by the Company and are guaranteed by both British Sky Broadcasting Limited ("BSkyB Limited") and Sky Subscribers Services Limited. Additionally, the £1 billion RCF is guaranteed by BSkyB Investments Limited.

20 Derivatives and other financial instruments

On pages 16 to 21, the Operating and Financial Review provides an explanation of the role that financial instruments have had in the management of the Group's funding liquidity and foreign exchange rate risks during the year.

As permitted by FRS 13 "Derivatives and other financial instruments: disclosures" ("FRS 13"), short-term debtors and creditors have been excluded from the following disclosures, other than with regards to the currency risks disclosures.

Interest rate risks
After taking into account interest rate swaps, cross-currency interest rate swaps and forward rate agreements entered into by the Group, the interest rate profile of the Group's financial liabilities was as follows:

	Fixed	Floating	2005 Total	Fixed	Floating	2004 Tota
£m	777	299	1,076	827	249	1,076
Weighted average interest rate	7.7%	7.7%	7.7%	7.8%	7.6%	7.8
Weighted average period for which the rate is fixed (years)	3.3	n/a	n/a	4.3	n/a	n/a
Weighted average term (years)	3.3	3.9	3.4	4.3	4.2	4.3

Further details of interest rates on long-term borrowings are given in note 19.

Cash and liquid resources of £697 million (2004: £647 million) comprises cash at bank of £104 million (2004: £63 million), bank deposits of £539 million (2004: £411 million in a variety of maturities up to six months (2004: nine months), and purchased corporate commercial paper of £54 million (2004: £173 million) in a variety of maturities up to three months (2004: six months), all attracting rates of interest of LIBID ("London Inter-Bank Bid Rate") or above.

In addition, in order to manage interest rate risk on interest receivable, at 30 June 2005 forward rate agreements with a notional value of £53 million (2004: nil) were entered into which fixed the interest rate receivable on sterling deposits for three months from 27 June 2005 at a rate of 5.060% and for three months from 26 September 2005 at a rate of 5.105%.

Currency risks
The table below shows the Group's currency exposures after hedging that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and principally consist of cash deposits, trade debtors and trade creditors.

	Net foreign currency monetary assets (£m)					
FUNCTIONAL CURRENCY OF GROUP OPERATING UNIT	USD	Euros	2005 Total	USD	Euros	2004 Tota
Sterling	6	85	91	42	41	8

The Group also held open various forward exchange contracts and various zero cost currency option structures at 30 June 2005 which were taken out to hedge expected future foreign currency commitments.

Liquidity risks
The profile of the Group's financial liabilities, other than short-term creditors, is shown in note 19. The profile of provisions is shown in note 21.

The Group's undrawn committed bank facilities, subject to covenants, were as follows:

	2005 £m	2004 £m
Expiring in more than two years	1,000	60
TOTAL	1,000	60

The £600 million facility was cancelled on 4 November 2004 and was replaced by the £1 billion facility, which matures on 30 July 2010.

NOTES TO FINANCIAL STATEMENTS continued

20 Derivatives and other financial instruments (continued)

Fair values

Set out below is a comparison by category of the book values and the estimated fair values of the Group's financial assets and financial liabilities, and associated derivative financial instruments, as at 30 June 2005 and 30 June 2004:

	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
PRIMARY FINANCIAL INSTRUMENTS HELD OR ISSUED TO FINANCE THE GROUP'S OPERATIONS:				
Quoted bond debt	(1,069)	(1,062)	(1,069)	(1,060)
Finance leases	(7)	(7)	(7)	(7)
Bank deposits	539	539	411	411
Commercial paper	54	54	173	173
Cash at bank	104	104	63	63
DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE INTEREST RATE AND CURRENCY PROFILE:				
Interest rate swaps and swaptions	-	3	-	(18)
Cross-currency swaps	-	(106)	-	(87)
Forward exchange contracts	-	5	-	(41)
Zero cost currency option structures	-	2	-	-

The fair values of quoted bond debt are based on period-end mid-market quoted prices. The fair values of other borrowings are estimated by discounting the future cash flows to net present value. The fair values of derivative financial instruments are estimated by calculating the differences between the contracted rates and the appropriate market rates prevailing at the period-ends.

The differences between book values and fair values reflect unrealised gains or losses inherent in the instruments, based on valuations as at 30 June 2005 and 30 June 2004. The volatile nature of the markets means that values at any subsequent date could be significantly different from the values reported above.

In addition to the financial instruments in the above fair value table, the Group had holdings in the equity share capital of other listed investments at 30 June 2005 and 30 June 2004. See notes 13 and 14 for disclosure of their book values and fair values.

Included within the fair value of forward foreign currency contracts are a number of US denominated forward foreign exchange contracts which the Group has taken out with counterparty banks on behalf of two of its joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite forward contracts with the respective joint ventures. As a result, the net fair value of these contracts to the Group was nil. The gross sterling equivalent face value of these forward contracts at 30 June 2005 was £11 million (2004: £2 million).

Hedges

The Group's risk management policies are summarised on page 18.

Gains and losses on hedging instruments which are eligible for hedge accounting treatment are not recognised until the underlying hedged item is recognised.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Gains £m	Losses £m	2005 Total net gains (losses) £m	Gains £m	Losses £m	2004 Total net gains (losses) £m
UNRECOGNISED GAINS AND LOSSES AT THE BEGINNING OF THE YEAR	8	(154)	(146)	39	(83)	(44)
Gains and losses arising in previous years that were recognised in the year	(1)	41	40	-	46	46
GAINS AND LOSSES ARISING BEFORE THE BEGINNING OF THE YEAR THAT WERE NOT RECOGNISED IN THE YEAR	7	(113)	(106)	39	(37)	2
Gains and losses arising in the year that were not recognised in the year	15	(5)	10	(31)	(117)	(148)
UNRECOGNISED GAINS AND LOSSES ON HEDGES AT THE END OF THE YEAR	22	(118)	(96)	8	(154)	(146)
Of which:						
GAINS AND LOSSES EXPECTED TO BE RECOGNISED IN THE NEXT YEAR	3	(3)	-	1	(41)	(40)
GAINS AND LOSSES EXPECTED TO BE RECOGNISED AFTER THE NEXT YEAR	19	(115)	(96)	7	(113)	(106)

21 Provisions for liabilities and charges

	Provision for redundancy expenses £m	Other provisions £m	Total provisions £m
GROUP			
AT 1 JULY 2003	-	3	3
Utilised in year	-	(1)	(1
Released in year	-	(2)	(2
AT 30 JUNE 2004	-	-	-
Provided in year	11	2	13
AT 30 JUNE 2005	11	2	13

2005
The Group has provided £11 million for the expected costs of redundancy and related expenses following an efficiency review. It is expected that this provision will be utilised in 2006 and 2007.

22 Called-up share capital

	2005 £m	2004 £m
Authorised		
3,000,000,000 (2004: 3,000,000,000) Ordinary Shares of 50p	**1,500**	1,500
Allotted, called-up and fully paid – equity		
1,867,523,599 (2004: 1,941,712,786) Ordinary Shares of 50p	**934**	971

Allotted and fully paid during the year:

	Number of Ordinary Shares
Beginning of year	1,941,712,786
Options exercised under the Sharesave Scheme at between £3.720 and £6.112	129,813
Shares repurchased and subsequently cancelled	(74,319,000)
END OF YEAR	**1,867,523,599**

Movements in share capital in the year ended 30 June 2005 are described in note 23.

Share option and contingent share award schemes
Total options and awards in existence at 30 June 2005 were as follows:

SCHEME	Number of Ordinary Shares
Executive Share Option Scheme Options (a)	45,309,551
Sharesave Scheme Options (b)	5,131,741
LTIP Awards (c)	4,827,243
KCP Awards (d)	2,830,259
EBP Awards (e)	348,000
	58,446,794

NOTES TO FINANCIAL STATEMENTS continued

22 Called-up share capital (continued)

(a) Executive Share Option Scheme Options
Options in existence at 30 June 2005 under the Executive Schemes are shown in the table below:

DATE OF GRANT	Number of Ordinary Shares	Option price £	Exercisable from (i)
10-Jun-97	5,020	5.975	10-Jun-00
4-Feb-98	8,298	3.615	4-Feb-01
1-Dec-98	2,491,840	5.010	1-Dec-01
7-May-99	4,589	4.350	7-May-02
29-Oct-99	3,007,150	6.385	29-Oct-02
22-Nov-99	107,775	6.495	22-Nov-02
5-Apr-00	41,517	13.970	5-Apr-03
12-May-00	20,800	12.980	12-May-03
22-May-00	21,842	10.530	22-May-03
23-May-00	81,632	9.800	23-May-03
12-Jun-00	12,247	11.430	12-Jun-03
30-Jun-00	100,931	12.880	30-Jun-03
26-Jul-00	29,101	12.370	26-Jul-03
30-Aug-00	141,223	11.400	30-Aug-03
23-Nov-00	3,724,008	9.900	23-Nov-01
1-Dec-00	2,399,000	9.840	1-Dec-03
26-Feb-01	66,746	9.340	26-Feb-02
21-May-01	74,644	7.190	21-May-02
4-Jun-01	94,480	7.165	4-Jun-02
26-Jul-01	184,815	7.080	26-Jul-02
6-Nov-01	7,017,358	7.940	6-Nov-02
13-Nov-01	26,668	8.360	13-Nov-02
4-Jan-02	53,593	7.890	4-Jan-03
14-Feb-02	12,479	7.005	14-Feb-03
26-Feb-02	20,343	6.850	26-Feb-03
14-May-02	32,689	6.820	14-May-03
5-Jun-02	600,000	7.350	31-May-04
28-Jun-02	13,725	6.180	28-Jun-03
5-Aug-02	7,368,094	5.300	5-Aug-04
20-Sep-02	47,815	5.185	20-Sep-04
30-Sep-02	17,912	5.305	30-Sep-04
2-Jan-03	229,296	6.390	2-Jan-05
18-Mar-03	74,672	6.100	18-Mar-05
1-Sep-03	6,654,047	6.620	1-Sep-05
25-Feb-04	1,498	7.155	25-Feb-06
6-Aug-04	10,304,173	5.030	6-Aug-06
9-Sep-04	74,051	4.930	9-Sep-06
8-Oct-04	26,534	5.100	8-Oct-06
17-Nov-04	104,157	5.473	17-Nov-06
8-Jun-05	12,789	5.385	8-Jun-07
	45,309,551		

Further details regarding the Approved and Unapproved Executive Share Option Scheme can be found in the Report on Directors' Remuneration on pages 32 to 38.

(i) Unapproved options granted up to and including August 2000 become exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions). Options granted between November 2000 and June 2002 inclusive become exercisable over a period of four years from the date of grant, with a quarter vesting on each of the first, second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions), with the exception of the options granted on 1 December 2000, which became exercisable in full three years after the date of grant, and those granted on 5 June 2002, which became exercisable in full on 31 May 2004. Options granted since June 2002 become exercisable over a period of four years from the date of grant, with a third vesting on each of the second, third and fourth anniversaries of grant (subject to the satisfaction of performance conditions). All approved options become exercisable in full three years after the date of grant (subject to the satisfaction of performance conditions).

22 Called-up share capital (continued)

(b) Sharesave Scheme Options
Options in existence at 30 June 2005 under the Sharesave Scheme are shown in the table below:

DATE OF GRANT	Number of Ordinary Shares	Option price £	Exercisable from
27-Oct-97	1,467	3.720	1-Jan-05
28-Sep-98	51,670	3.780	1-Dec-05
18-Oct-99	511	4.620	1-Jan-05
18-Oct-99	20,909	4.620	1-Jan-07
3-Oct-00	39,353	9.710	1-Jan-06
3-Oct-00	13,538	9.710	1-Jan-08
28-Sep-01	12,800	6.112	1-Jan-05
28-Sep-01	76,858	6.112	1-Jan-07
28-Sep-01	22,592	6.112	1-Jan-09
30-Sep-02	813,801	4.750	1-Feb-06
30-Sep-02	219,044	4.750	1-Feb-08
30-Sep-02	55,215	4.750	1-Feb-10
3-Oct-03	452,843	5.300	1-Feb-07
3-Oct-03	131,365	5.300	1-Feb-09
3-Oct-03	29,933	5.300	1-Feb-11
1-Oct-04	2,254,668	3.860	1-Feb-08
1-Oct-04	935,174	3.860	1-Feb-10
	5,131,741		

Further details regarding the Sharesave Scheme can be found in the Report on Directors' Remuneration on pages 32 to 38.

(c) LTIP Awards
Awards in existence at 30 June 2005 under the LTIP are shown in the table below:

DATE OF GRANT	Number of Ordinary Shares	Option price £	Exercisable from
2-Aug-02	902,113	5.550	31-Jul-05
13-Aug-02	43,250	5.600	31-Jul-05
2-Jan-03	91,880	6.390	31-Jul-05
13-Aug-03	860,000	0.000	31-Jul-06
12-Feb-04	80,000	0.000	31-Jul-06
11-Aug-04	2,600,000	0.000	11-Aug-07
16-Aug-04	250,000	0.000	16-Aug-07
	4,827,243		

Further details regarding the LTIP can be found in the Report on Directors' Remuneration on pages 32 to 38.

(d) KCP Awards
Awards in existence at 30 June 2005 under the KCP are shown in the table below:

DATE OF GRANT	Number of Ordinary Shares	Option price £	Exercisable from
13-Aug-03	123	0.000	31-Jul-04
13-Aug-03	1,058,794	0.000	31-Jul-05
11-Aug-04	887,842	0.000	11-Aug-05
11-Aug-04	883,500	0.000	11-Aug-06
	2,830,259		

Further details regarding the KCP can be found in the Report on Directors' Remuneration on pages 32 to 38.

NOTES TO FINANCIAL STATEMENTS continued

22 Called-up share capital (continued)

(e) EBP Awards
Awards in existence at 30 June 2005 under the EBP are shown in the table below:

DATE OF GRANT	Number of Ordinary Shares	Option price (i) £	Exercisable from
2-Aug-02	93,000	n/a	31-Jul-05
2-Jan-03	20,000	n/a	31-Jul-05
13-Aug-03	215,000	n/a	31-Jul-06
12-Feb-04	20,000	n/a	31-Jul-06
	348,000		

(i) Awards under the EBP take the form of a contingent right to acquire existing BSkyB shares at the vesting date.

Further details regarding the EBP can be found in the Report on Directors' Remuneration on pages 32 to 38.

23 Reconciliation of movement in shareholders' funds

Movement in shareholders' funds for both Group and Company include all movements in reserves.

(a) Group

	Share capital £m	Share premium £m	Shares to be issued £m	ESOP reserve £m	Merger reserve £m	Special reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total equity shareholders' (deficit) funds £m
AT 1 JULY 2003	**969**	**2,536**	**3**	**(35)**	**299**	**-**	**-**	**(3,924)**	**(152**
Issue of share capital	2	21	(3)	-	-	-	-	-	20
ESOP shares utilised	-	-	-	27	-	-	-	11	38
ESOP shares purchased	-	-	-	(22)	-	-	-	-	(22
Profit for the financial year	-	-	-	-	-	-	-	322	322
Dividends	-	-	-	-	-	-	-	(116)	(116
Share premium reduction	-	(1,120)	-	-	-	14	-	1,106	-
Transfer from merger reserve	-	-	-	-	(77)	-	-	77	-
AT 1 JULY 2004	**971**	**1,437**	**-**	**(30)**	**222**	**14**	**-**	**(2,524)**	**90**
ESOP shares utilised	-	-	-	12	-	-	-	7	19
ESOP shares purchased	-	-	-	(14)	-	-	-	-	(14
Profit for the financial year	-	-	-	-	-	-	-	425	425
Dividends	-	-	-	-	-	-	-	(170)	(170
Transfer from merger reserve	-	-	-	-	(73)	-	-	73	-
Write back of goodwill on disposal	-	-	-	-	-	-	-	32	32
Share buy-back	(37)	-	-	-	-	-	37	(416)	(416
AT 30 JUNE 2005	**934**	**1,437**	**-**	**(32)**	**149**	**14**	**37**	**(2,573)**	**(34**

23 Reconciliation of movement in shareholders' funds (continued)

(b) Company

	Share capital £m	Share premium £m	Shares to be issued £m	Capital reserve £m	Special reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total equity shareholders' funds £m
AT 1 JULY 2003	**969**	**2,536**	**3**	**844**	**-**	**-**	**(1,121)**	**3,231**
Issue of share capital	2	21	(3)	-	-	-	-	20
Share premium reduction	-	(1,120)	-	-	14	-	1,106	-
Profit for the financial year	-	-	-	-	-	-	456	456
Dividends	-	-	-	-	-	-	(116)	(116)
AT 1 JULY 2004	**971**	**1,437**	**-**	**844**	**14**	**-**	**325**	**3,591**
Profit for the financial year	-	-	-	-	-	-	576	576
Dividends	-	-	-	-	-	-	(170)	(170)
Share buy-back	(37)	-	-	-	-	37	(416)	(416)
AT 30 JUNE 2005	**934**	**1,437**	**-**	**844**	**14**	**37**	**315**	**3,581**

Share buy-back
On 12 November 2004, the Company's shareholders approved a resolution at the AGM for the Company to purchase up to 97 million Ordinary Shares. During the financial year, the Company purchased, and subsequently cancelled, 74 million Ordinary Shares at an average price of £5.60 per share, with a nominal value of £37 million, for a consideration of £416 million. Consideration included stamp duty and commission of £3 million. This represents 4% of called-up share capital at the beginning of the financial year.

Goodwill
In accordance with FRS 10, the Company has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

At 30 June 2005, the cumulative goodwill written off directly to reserves by the Group amounted to £492 million (2004: £524 million).

Share premium reduction
On 10 December 2003, the High Court approved a reduction in the Company's share premium account of £1,120 million, as approved by the Company's shareholders at the AGM held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.

Share option schemes
During the period, the Company issued shares with a market value of £1 million (2004: £26 million) in respect of the exercise of options awarded under various share option schemes.

At 30 June 2005, the Group's ESOP held 5,609,212 Ordinary Shares in the Company at an average value of £5.78 per share. The 1,808,303 shares utilised during the period relate to the exercise of LTIP, EBP, KCP, Executive Share Option Scheme and Sharesave Scheme awards.

The movement in the ESOP shares held was as follows:

	Number of Ordinary Shares	Group £m
Beginning of year	4,747,515	30
Share options exercised during the year	(1,808,303)	(12)
Shares repurchased by the Group for the ESOP during the year	2,670,000	14
END OF YEAR	**5,609,212**	**32**

Merger reserve
During the year, £36 million (2004: £36 million) relating to the amortisation of BiB goodwill and £37 million (2004: £41 million) relating to the amortisation of SIG goodwill was transferred from the Group merger reserve to the Group profit and loss reserve.

NOTES TO FINANCIAL STATEMENTS continued

23 Reconciliation of movement in shareholders' funds (continued)

Receipt of dividend in specie
On 24 October 2003, the Company received a dividend in specie of the Sky Brand at nil book value from British Sky Broadcasting Limited, which was a wholly-owned subsidiary at the time of receipt.

Contingent consideration
On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

24 Guarantees, contingencies and other financial commitments

(a) Future expenditure

	Group 2005 £m	Grou 200 £m
CONTRACTED FOR BUT NOT PROVIDED FOR IN THE ACCOUNTS		
Television programme rights (i)	**2,260**	2,48
Digiboxes and related equipment	**155**	7
Third-party payments (ii)	**14**	41
Capital expenditure	**10**	1
Other purchase obligations	**36**	61
	2,475	2,67

(i) At 30 June 2005, the Group had minimum television programming rights commitments of £2,260 million (2004: £2,489 million), of which £642 million (2004: £766 million) related to commitments payable in US dollars for periods of up to eight years (2004: nine years), £45 million (2004: £87 million) related to commitments payable in Swiss francs for periods of up to one year (2004: two years) and £3 million (2004: £6 million) related to commitments payable in Euros for periods of up to one year (2004: two years).

An additional £302 million (US$535 million) of commitments (2004: £265 million, (US$483 million)) would also be payable in US dollars, assuming that movie subscriber numbers remain unchanged from current levels. The pounds sterling television programme rights commitments include similar price escalation clauses that would result in additional commitments of £10 million (2004: £3 million) if subscriber numbers were to remain at 30 June 2005 levels.

(ii) The third party payment commitments are in respect of distribution agreements for the television channels owned and broadcast by third parties, retailed by the Group to DTH viewers ("Sky Distributed channels") and are for periods of up to four years (2004: five years). The extent of the commitment is largely dependent upon the number of DTH subscribers to the relevant Sky Distributed channels, and in certain cases, upon inflationary increases. If both the DTH subscriber levels to these channels and the rate payable for each Sky Distributed channel were to remain at 30 June 2005 levels, the additional commitment would be £522 million (2004: £844 million).

(b) Contingent liabilities
The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK and National Geographic Channel UK.

The Directors do not expect any material loss to arise from the above contingent liabilities.

(c) Contingent assets
Under the terms of one of the Group's channel distribution agreements, BSkyB Limited is entitled to a payment between January and March 2007, equal to a proportion of the fair value of certain of the channels under that distribution agreement. The fair value of the channels is to be determined as at 31 December 2006. Accordingly it is not yet possible to determine the value of the payment to be received.

The Group has served a claim for a material amount against an information and technology solutions provider, which provided services to the Group as part of the Group's investment in CRM software and infrastructure. The amount that will be recovered by the Group will not be finally determined until resolution of the claim.

24 Guarantees, contingencies and other financial commitments (continued)

(d) Guarantees
Two of the Group's subsidiary undertakings, BSkyB Limited and Sky Subscribers Services Limited, have given joint and several guarantees in relation to the Company's £1 billion RCF and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes (see note 19). Additionally, the Company's £1 billion RCF is guaranteed by BSkyB Investments Limited.

The Company and certain of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company's investments in both limited and unlimited companies and partnerships, to meet their liabilities as they fall due. Several of these undertakings contain maximum financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company has provided parental company guarantees of £14 million to creditors of Hestview Limited (2004: £3 million to creditors of Sky Interactive Limited). The letters of credit of £5 million that BSkyB Limited provided to Sky Interactive Limited in respect of Sky Buy expired during the period and were not replaced.

The Company and certain of its subsidiaries have agreed to provide additional funding to several of its investments in limited and unlimited companies and partnerships, in accordance with funding agreements. Payment of this additional funding would be required if requested by the investees in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and certain of its subsidiaries to its investments, in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements, is £7 million (2004: £9 million).

(e) Lease and similar commitments
The minimum annual rentals under these arrangements are as follows:

	Land and buildings £m	Plant and machinery £m	Total £m
GROUP			
30 JUNE 2005			
Operating leases and similar arrangements which expire:			
- within one year	1	5	6
- between two and five years	3	62	65
- after five years	10	16	26
	14	**83**	**97**
30 JUNE 2004			
Operating leases and similar arrangements which expire:			
- within one year	-	3	3
- between two and five years	3	52	55
- after five years	10	23	33
	13	**78**	**91**

Company
At 30 June 2005, the Company had minimum annual rentals for land and buildings under operating leases and similar arrangements which expire between two and five years of £1 million (2004: £1 million).

25 Regulatory update

European Commission Investigation – Football Association Premier League Limited ("FAPL")
The European Commission's investigation into the FAPL's joint selling of exclusive broadcast rights to football matches has not yet concluded: the Commission published a notice on 30 April 2004 inviting third party comments on its intention to adopt a decision making commitments offered by the FAPL legally enforceable and to close its file. Among other things, these commitments address the next auction of rights by the FAPL for the 2007/08 and subsequent seasons. The outcome of this consultation has not yet been disclosed and the Commission has not yet adopted a decision.

The Commission confirmed last year in a "comfort letter" that, on the basis of performance by the Group of certain commitments given by the Group to the Commission, it has fully and finally settled the Commission's other investigations in connection with the Group's bids for all rights in relation to FAPL matches throughout the 2004/05 to 2006/07 FAPL seasons and any resulting agreements between the Group and the FAPL.

NOTES TO FINANCIAL STATEMENTS continued

25 Regulatory update (continued)

European Commission Investigation – Movie Contracts
The European Commission has announced in a press release (dated 26 October 2004) that it has settled and closed its investigations with a number of major US movie studios into the terms on which movies produced by them are supplied to distributors, including pay television operators, throughout the European Union. The investigations centred on the inclusion of "most favoured nations" ("MFN") clauses in these studios' output agreements and the settlements centred on commitments offered by certain of the studios to phase out all MFN clauses in their output agreements. The Commission stated in its press release that two studios had not, however, offered to phase out such clauses, in relation to which it appears that the Commission's case remains open. The Commission has not published any further statement or (final or provisional) decision indicating the actual terms on which it has closed its investigation.

European Commission Sector Inquiry – "New Media" Sports Rights
In January 2004, the European Commission launched a sector inquiry regarding the conditions of provision of audio-visual content from sports events to internet and other "new media" companies such as 3G mobile operators. The European Commission has stated that the purpose of its investigation is to gain as clear and wide a view as possible of the availability of audio-visual sports rights in the European Union, so as to ascertain whether access by "new media" operators to such content is not unduly restricted. In May 2005, the European Commission published the preliminary findings of the sector inquiry which sets out a number of business practices which it considers could give rise to competition concerns. The inquiry remains ongoing. At this stage, the Group is unable to determine whether the investigation will have a material effect on the Group.

Ofcom Review of Conditional Access Guidelines
In May 2005, the Office of Communications ("Ofcom") initiated a review of its guidelines entitled "The pricing of conditional access services and related issues". These guidelines, which were originally adopted by the Office of Telecommunications (Oftel) in May 2002, set out Ofcom's policy towards the regulation of the supply of conditional access (and access control) services (including the structure of tariffs charged for such services).

The Group is co-operating with this review. At this stage, the Group is unable to determine whether the review will have a material effect on the Group.

26 Transactions with related parties and major shareholders

(a) Transactions with major shareholders
The Company and Group conduct business transactions on an arm's length basis with companies which are part of the News Corporation Group, a major shareholder:

- Fox Entertainment Group ("FEG") supplied programming with a total value of £69 million in the year (2004: £66 million), the majority of which is supplied under arrangements with variable annual values dependent on the number of films supplied. The Group also earned £1 million from FEG in respect of programming-related fees (2004: £1 million).
- NDS Limited ("NDS") supplied smart cards and encryption services with a value of £62 million in the year (2004: £55 million) under a contract extending to September 2010. The Group also has a number of contracts with NDS for the supply of digital equipment, of which £4 million (2004: £3 million) was paid during the year.
- The Group earned £6 million from News Optimus Limited (formerly Broadsystem Ventures Limited) in respect of telephony services during the year (2004: £8 million). News Optimus Limited and Broadsystem Limited also supplied telephony services with a value of £1 million (2004: £1 million).
- News International plc provided media-based advertising services and rental premises at a cost to the Group in the year of £8 million (2004: £5 million). The Group also earned £2 million (2004: £3 million) from News International plc for the provision of airtime.
- News America Incorporated recharged the Group for IT services with a value of £1 million in the year (2004: £1 million).
- Orbis Technology Limited supplied interactive and internet-based services of £4 million in the year (2004: £4 million).
- Rugby International Pty Limited, National Rugby League Investments Pty Limited, Fox Sports US Distribution LLC and Global Cricket Corporation Pte Limited sold sports rights to the Group during the year worth £4 million (2004: £5 million).
- The Group earned £8 million during the year (2004: £2 million) from Star Television Group ("Star"), Fox International Channels (UK) Limited ("Fox International"), Fox News Channel, Phoenix Chinese News and Entertainment, and The News Corporation Limited, for the provision of transponder capacity, uplinking and EPG facilities and marketing services. The Group paid Star and Fox International £10 million (2004: £5 million) in respect of carriage fees for the supply of programming.
- The Group supplied consultancy services to Sky Italia during the year with a value of £1 million (2004: £1 million).
- In the prior year, ESPN Star Sports paid the Group £1 million of fees related to programming.

Balances payable to members of the News Corporation Group, analysed by activity:

	2005 £m	2004 £m
Programming	25	28
Telephony services	2	5
Supply of smart cards and encryption services	6	6
Advertising	-	1
	33	40

Balances receivable from members of the News Corporation Group, analysed by activity:

	2005 £m	2004 £m
Programming	1	1
Consultancy	-	1
	1	2

26 Transactions with related parties and major shareholders (continued)

(b) Transactions with joint ventures and associates
All transactions with joint ventures and associates are conducted on an arm's length basis.

	2005 £m	2004 £m
Revenue	**20**	19
Operating costs	**54**	64

Revenues are primarily generated from the provision of transponder capacity, marketing and support services.
Operating costs represent fees payable for channel carriage.

	2005 £m	2004 £m
Funding to joint ventures and associates (see note 13)	**211**	233
Amounts owed by joint ventures and associates (see note 17)	**6**	8
Amounts owed to joint ventures and associates (see note 18)	**3**	8

The Group took out a number of forward foreign exchange contracts with counterparty banks during the year on behalf of two of the Group's joint ventures: The History Channel (UK) and Nickelodeon UK. On the same dates as these forward contracts were entered into, the Group entered into equal and opposite contracts with the joint ventures in respect of these forward contracts. During the year, US$3 million (2004: US$2 million) was paid to the joint ventures upon contract maturity and £2 million (2004: £2 million) was received from the joint ventures, with no exposure to gains or losses being experienced by the Group on these transactions. The face value of forward foreign exchange contracts that had not matured as at 30 June 2005 was £11 million (2004: £2 million).

(c) Other transactions with related parties
Elisabeth Murdoch is the daughter of Rupert Murdoch, and sister to James Murdoch, both Directors of the Company, and has a controlling interest in Shine Entertainment Limited, in which the Group also has a 3.0% equity shareholding. During the year, the Group incurred development and production costs for television of £4 million (2004: £5 million) from Shine Entertainment Limited. At 30 June 2005, there was an outstanding amount of £1 million due to Shine Entertainment Limited (2004: nil), there were no outstanding amounts due from Shine Entertainment Limited (2004: nil).

Freud Entertainment Limited, which is run by Matthew Freud, Elisabeth Murdoch's husband, has provided external support to the press and publicity activities of the Group during the year amounting to £1 million (2004: nil). At 30 June 2005, there were no outstanding amounts due to or from Freud Entertainment Limited (2004: nil).

27 Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash flows

	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2005 Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	2004 Total £m
Operating profit	**805**	**(103)**	**702**	600	(119)	481
Depreciation	**92**	**-**	**92**	102	-	102
Amortisation of goodwill and other intangible fixed assets	**-**	**116**	**116**	-	119	119
Loss on disposal of tangible fixed assets	**2**	**-**	**2**	1	-	1
Decrease (increase) in stock	**35**	**-**	**35**	(5)	-	(5)
Decrease in debtors	**34**	**-**	**34**	17	-	17
(Decrease) increase in creditors	**(14)**	**-**	**(14)**	170	-	170
Increase (decrease) in provision	**12**	**-**	**12**	(3)	-	(3)
Foreign exchange movement	**(1)**	**-**	**(1)**	-	-	-
NET CASH INFLOW FROM OPERATING ACTIVITIES	**965**	**13**	**978**	882	-	882

NOTES TO FINANCIAL STATEMENTS continued

27 Notes to consolidated cash flow statement (continued)

(b) Analysis of changes in net debt

	At 1 July 2004 £m	Cash flow £m	Exchange £m	**At 30 June 2005 £m**
Overnight deposits	73	172	-	**245**
Other cash	63	41	-	**104**
CASH	136	213	-	**349**
Short-term deposits	338	(45)	1	**294**
Commercial paper	173	(119)	-	**54**
LIQUID RESOURCES	511	(164)	1	**348**
CASH AND LIQUID RESOURCES	647	49	1	**697**
Debt due after more than one year	(1,069)	-	-	**(1,069**
Capital element of finance leases	(7)	-	-	**(7**
TOTAL DEBT AND CAPITAL ELEMENT OF FINANCE LEASES	(1,076)	-	-	**(1,076**
TOTAL NET DEBT	(429)	49	1	**(379**

(c) Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
Increase in cash	**213**	89
(Decrease) increase in short-term deposits	**(45)**	338
(Decrease) increase in commercial paper	**(119)**	173
(DECREASE) INCREASE IN LIQUID RESOURCES	**(164)**	511
Cash outflow resulting from decrease in debt and lease financing	**-**	76
Foreign exchange movement	**1**	-
DECREASE IN NET DEBT	**50**	676
Net debt at beginning of year	**(429)**	(1,105
NET DEBT AT END OF YEAR	**(379)**	(429

d) Major non-cash transactions

2005

Corporate reorganisation

On 13 April 2005, the High Court approved a reduction in the share capital of BSkyB Investments Limited, a 100% owned subsidiary. This formed part of a corporate reorganisation, allowing the Company access to additional distributable reserves.

Disposal of GSB

In accordance with FRS 10, the Group has included the write off of £32 million of unamortised goodwill in the calculation of the loss on disposal of GSB, the effect of which has been included in the profit for the financial year. The goodwill arose on the purchase of GSB and had previously been written off to the profit and loss reserve as permitted prior to FRS 10. Accordingly, an adjustment has been made to write back the £32 million charge to the profit and loss reserve.

2004

Share premium reduction

On 10 December 2003, the High Court approved a reduction in the Company's share premium account of £1,120 million, as approved by the Company's shareholders at the Annual General Meeting held on 14 November 2003. The reduction had the effect of eliminating the Company's deficit on its profit and loss account as at 30 September 2003 of £1,106 million, and creating a non-distributable special reserve of £14 million, which represents the excess of the share premium reduction over the deficit.

WAPTV

On 30 September 2003, the Company issued 338,755 Ordinary Shares to satisfy the remaining contingent consideration in respect of the acquisition of the remaining 5% interest in WAPTV Limited which occurred in May 2001.

28 Principal Group investments

Name	Country of incorporation/ operation	Description and proportion of shares held (%)	Principal activity
SUBSIDIARIES: DIRECT HOLDINGS			
British Sky Broadcasting Limited (a)	England and Wales	10,000,002 Ordinary Shares of £1 each (100%)	Operation of a pay television broadcasting service in the United Kingdom and Ireland
Sky Television Limited	England and Wales	13,376,982 Ordinary Shares of £1 each (100%)	Holding company
Sports Internet Group Limited	England and Wales	38,247,184 Ordinary Shares of 5p each (100%)	Holding company
British Interactive Broadcasting Holdings Limited	England and Wales	651,960 Ordinary Shares of £1 each (100%)	The transmission of interactive services
BSkyB Investments Limited	England and Wales	100 Ordinary Shares of £1 each (100%)	Holding company
SUBSIDIARIES: INDIRECT HOLDINGS			
Sky Subscribers Services Limited	England and Wales	3 Ordinary Shares of £1 each (100%)	The provision of ancillary functions supporting the satellite television broadcasting operations of the Group
Sky In-Home Service Limited	England and Wales	1,576,000 Ordinary Shares of £1 each (100%)	The supply, installation and maintenance of satellite television receiving equipment
Hestview Limited	England and Wales	108 Ordinary Shares of £1 each (100%)	Licensed bookmakers
Sky Interactive Limited	England and Wales	3 Ordinary Shares of £1 each (100%)	The provision of interactive television services
Sky Ventures Limited	England and Wales	912 Ordinary Shares of £1 each (100%)	Holding company for joint ventures
British Sky Broadcasting SA	Luxembourg	12,500 Ordinary Shares of £12 each (100%)	Digital satellite transponder leasing company
Sky New Media Ventures Limited	England and Wales	12,500 Ordinary Shares of £1 each (100%)	Holding company for new media investments
BSkyB Investments (Guernsey) LLP	England and Wales	300,100,000 Ordinary Shares of £1 each (100%)	Investment of surplus cash
JOINT VENTURES AND ASSOCIATES			
Nickelodeon UK	England and Wales	104 B Shares of £0.01 each (50%)	The transmission of children's television channels
The History Channel (UK)	England and Wales	50,000 A Shares of £1 each (50%)	The transmission of history and biography television programming
Paramount UK (b), (d)	England and Wales	Partnership interest (25%)	The transmission of general entertainment comedy channels
Australia News Channel Pty Limited	Australia	1 Ordinary Share of AUS$1 (33.33%)	The transmission of a 24-hour news channel
MUTV Limited (e)	England and Wales	100 B Shares of £1 each (33.33%)	The transmission of the Manchester United football channel
National Geographic Channel (c)	England and Wales	Partnership interest (50%)	The transmission of natural history and adventure channels
Music Choice Europe plc (d)	England and Wales	11,880,303 Ordinary Shares of £0.01 each (35.80%)	The transmission of audio music channels
Attheraces Holdings Limited (d)	England and Wales	1,500 Ordinary Shares of £1 each (47.50%), 20 Recoupment Shares of £0.01 each	The transmission of a horse racing channel and related on-line activities
Chelsea Digital Media Limited	England and Wales	19,800 B Shares of £0.01 each (20%) and 7,000,000 redeemable preference shares of £1 each	The production and marketing of the Chelsea Football Club football channel

NOTES
(a) 50.01% directly held by British Sky Broadcasting Group plc and 49.99% held by BSkyB Investments Limited.
(b) The registered address of Paramount UK is 180 Oxford Street, London W1D 1DS.
(c) The registered address of National Geographic Channel is Grant Way, Isleworth, Middlesex TW7 5QD.
(d) These entities report their financial results for each 12 month period ending 31 December.
(e) MUTV Limited reports its financial results for each 12 month period ending 30 September.

FIVE YEAR SUMMARY

Consolidated results

	2005 £m	2004 as restated (ii) £m	2003 as restated (ii), (iii) £m	2002 as restated (ii), (iii) £m	2001 as restated (ii), (iii) £m
DTH subscribers	**2,968**	2,660	2,341	1,929	1,537
Cable and DTT subscribers (i)	**219**	215	202	279	299
Advertising	**329**	312	284	251	271
Sky Bet (ii)	**261**	191	117	95	78
Sky Active (ii)	**92**	116	101	91	15
Other	**179**	162	141	131	106
TURNOVER	**4,048**	3,656	3,186	2,776	2,306
Operating expenses, net (iii)	**(3,243)**	(3,056)	(2,822)	(2,590)	(2,154)
Goodwill amortisation	**(116)**	(119)	(121)	(119)	(44)
Exceptional operating items	**13**	-	5	(18)	(23)
OPERATING PROFIT	**702**	481	248	49	85
Share of joint ventures' and associates' operating results	**14**	(5)	3	(76)	(256)
Joint ventures' and associates' goodwill amortisation, net	**-**	10	-	(1,070)	(101)
Share of joint venture's loss on disposal of fixed asset investment	**-**	-	-	-	(70)
Loss on disposal of investments in joint ventures	**(23)**	-	-	-	-
Profit on disposal of fixed asset investments	**-**	51	-	2	-
Amounts written back to (written off) fixed asset investments, net	**-**	24	(15)	(60)	(39)
Release of provision (provision) for loss on disposal of subsidiary	**-**	-	-	10	(10)
Net interest payable and similar charges	**(62)**	(81)	(114)	(137)	(132)
PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION	**631**	480	122	(1,282)	(523)
Tax on profit (loss) on ordinary activities	**(206)**	(158)	62	(107)	(24)
PROFIT (LOSS) ON ORDINARY ACTIVITIES AFTER TAXATION	**425**	322	184	(1,389)	(547)
STATISTICS					
Basic earning (loss) per share before goodwill and exceptional items	**29.0p**	18.3p	10.2p	(3.0p)	(13.3
Basic earnings (loss) per share	**22.2p**	16.6p	9.6p	(73.6p)	(29.6
Diluted earnings (loss) per share	**22.2p**	16.6p	9.5p	(73.6p)	(29.6
Dividend per share					
- interim	**4.00p**	2.75p	-	-	-
- final	**5.00p**	3.25p	-	-	-
Payments to acquire tangible fixed assets (£m)	**230**	132	98	101	133
DTH homes ('000)	**7,787**	7,355	6,845	6,101	5,453
Cable homes ('000)	**3,872**	3,895	3,871	4,091	3,486
ITV Digital homes ('000)	**-**	-	-	-	1,105
TOTAL SKY PAY HOMES	**11,659**	11,250	10,716	10,192	10,044
DTT homes ('000) (iv)	**4,940**	3,084	1,510	-	-
Average number of full-time equivalent employees	**9,958**	9,500	9,132	9,083	9,948

CAPITAL EMPLOYED	**£m**	£m	£m	£m	£m
Fixed assets	**852**	828	956	1,087	2,392
Working capital	**(401)**	(349)	(202)	(26)	8
Provisions, tax assets and creditors, and dividend creditor	**(106)**	40	199	115	182
Net debt	**(379)**	(429)	(1,105)	(1,528)	(1,547
Net (liabilities) assets	**(34)**	90	(152)	(352)	1,035

(i) *From 2003, this relates primarily to cable subscriber revenues.*

(ii) Additional detail has been provided with regard to the analysis of interactive revenues between the Group's betting and games revenues - "Sky Bet" - and other interactive revenues - "Sky Active" - and prior year comparatives have been restated accordingly.

(iii) Operating expenses, net; operating profit (loss); profit (loss) on ordinary activities before taxation; profit (loss) on ordinary activities after taxation; fixed assets; working capital and net assets (liabilities) for 2003, 2002 and 2001 were restated following the adoption by the Group of UITF 38, in the year ended 30 June 2004. Adoption of UITF 38 also resulted in the recalculation of the basic and diluted earnings (loss) per share for 2003, 2002 and 2001.

(iv) The Digital Terrestrial Television ("DTT") subscriber number consists of BARB's estimate of the number of homes with access to Freeview (the free DTT service operating in the UK). These figures may include Sky or Cable homes that already take multichannel TV.

SHAREHOLDER INFORMATION

Share price information
The Company's share price is broadcast on SkyText on the Sky News channel on page 145, BBC Ceefax page 221 and on Channel 4 Teletext page 520, all under the prefix BSkyB. It also appears in the financial columns of the national press.

The latest BSkyB share price is also available from the Financial Times Cityline Service, on 0906 843 4816.

Shares on-line
Lloyds TSB Registrars provide a range of shareholder information on-line. Shareholders can access their shareholdings and find advice on transferring shares and updating their details at www.shareview.co.uk.

ShareGift
Shareholders who only have a small number of shares whose value makes it uneconomic to sell them may wish to consider donating them to charity through ShareGift, the independent charity share donation scheme (registered charity no. 1052686). Further information about ShareGift may be obtained from Lloyds TSB Registrars or from ShareGift on 020 7337 0501 or at www.sharegift.org. There are no implications for capital gains tax purposes (no gain or loss) on gifts of shares to charity and it is also possible to claim income tax relief.

Shareholder enquiries
All administrative enquiries relating to shareholders, such as notification of change of address or the loss of a share certificate, should be made to the Company's registrars, Lloyds TSB Registrars, whose address is given below.

Dividends
Shareholders can have their dividends paid directly into a UK bank or building society account with the tax voucher sent direct to their registered address. Please contact Lloyds TSB Registrars for a dividend mandate form.

Dividend Reinvestment Plan
The Company operates a Dividend Reinvestment Plan ("DRIP") which enables shareholders to buy the Company's shares on the London stock market with their cash dividend. Further information about the DRIP is available from Lloyds TSB Registrars. The helpline number is 0870 241 3018 from inside the UK and +44 1903 845 295 from overseas.

British Sky Broadcasting Group plc

BREAKDOWN OF SHAREHOLDERS at June 2005

Fund by type


13.38%
2.32%
3.04%
9.43%
35.10%
36.73%

- News UK Nominees Limited
- Mutual Funds
- Pension Funds
- Banks
- Assurance
- Other

Fund managers by location


1.95%
3.86%
5.80%
23.28%
28.38%
36.73%

- News UK Nominees Limited
- England
- USA
- Europe
- Scotland
- Other

Board of Directors
Rupert Murdoch (Chairman)
Lord Rothschild (Deputy Chairman & Senior Independent Non-Executive Director)
James Murdoch (Chief Executive Officer)
Jeremy Darroch (Chief Financial Officer)
Chase Carey
David DeVoe
David Evans
Nicholas Ferguson
Andy Higginson
Allan Leighton (Audit Committee Chairman)
Jacques Nasser (Remuneration Committee Chairman)
Gail Rebuck
Arthur Siskind
Lord St John of Fawsley
Lord Wilson of Dinton (Corporate Governance & Nominations Committee Chairman)

Company Secretary
David Gormley

Financial calendar
Results for the financial year ending 30 June 2006

Q1	November 2005
Q2	February 2006
Q3	May 2006
Q4	August 2006
AGM	November 2006

Company information
Registered office:
Grant Way
Isleworth
Middlesex TW7 5QD
Telephone 0870 240 3000

The Sky website
The Sky website at www.sky.com details the Company's product offering and provides a link to BSkyB's Corporate website where investor and media information can be accessed.

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone 0870 600 3970

SHAREHOLDER INFORMATION continued

American Depositary Receipts
BSkyB has an American Depositary Receipt ("ADR") programme. The ADRs trade under the symbol BSY and each one is equivalent to four ordinary BSkyB shares. The ADRs trade on the New York Stock Exchange.

For enquiries, please contact:

The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone (US) 1-888-BNY-ADRS
Telephone (International) +1 (610) 382 7836
www.adrbny.com

Auditors
Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Principal Bankers
Royal Bank of Scotland
St. Andrew's Square
Edinburgh EH2 2YB

Solicitors
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS

Company registration number
2247735

A large print or spoken version of this Annual Report is available. If you would like to request a copy, please contact 08705 663333 (textphone 08702 401910).

GLOSSARY

In presenting and discussing the Group's reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordan with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to t equivalent GAAP measures.

A summary of certain non-GAAP measures included in this Annual Report, together with the most comparable GAAP measure and descriptions of certain non-GAAP measur is shown below.

NON-GAAP MEASURE	MOST COMPARABLE GAAP MEASURE
Operating profit before goodwill and exceptional items	Operating profit
Earnings before goodwill and exceptional items	Profit after taxation
Earnings per share before goodwill and exceptional items	Earnings per share
EBITDA	Operating profit

USEFUL DEFINITIONS	DESCRIPTION
ACT	Advance Corporation Tax
ARPU	Average Revenue Per User: the average amount spent by the Group's residential subscribers in a quarter, divided by the average number of residential subscribers in that quarter, annualised
Churn	The rate at which subscribers relinquish their subscription, expressed as a percentage of total subscribers
CRM	Customer Relationship Management
Digibox	Digital satellite reception equipment
DTH	Direct-to-Home: the transmission of satellite services with reception through a minidish
DTT	Digital Terrestrial Television: digital signals delivered to homes through a conventional aerial, converted through a set-top box
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets
Effective tax rate	Corporation tax charge expressed as a percentage of profit before tax, goodwill, exceptional items and share of results of joint venture
EPG	Electronic Programme Guide
ESOP	Employee Share Ownership Plan
Freeview	The free DTT service operating in the UK
Freesat	Non-subscription service offered by Sky
FRS	Financial Reporting Standard
IFRS	International Financial Reporting Standard
Minidish	Satellite dish required to receive digital satellite television
Multichannel viewing share	Share of viewers of non-analogue television
Multiroom	Installation of an additional digibox in the household of an existing subscriber
PVR	Personal Video Recorder: satellite decoder which utilises a built-in hard disk drive to enable viewers to record without videotapes, pause live television and record one programme while watching another
RCF	Revolving Credit Facility
SAC	Subscriber Acquisition Cost: the average amount invested when a new subscriber joins Sky Digital
SBO	Sky Box Office: Sky's pay-per-view service offering films, sporting events and concerts
Sky	British Sky Broadcasting Group plc and its subsidiary undertakings
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder
Sky Active	The brand name for Sky's transactional interactive television services, including e-mail/messaging, games, betting, shopping, banking, travel services and ticket sales
Sky Bet	Sky's betting services, provided through digiboxes, the internet and via phone
Sky Buy	Interactive and internet shopping services

GLOSSARY continued

USEFUL DEFINITIONS	DESCRIPTION
Sky Gamepad	Wireless digital TV Games controller, enabling up to four people in a household to play simultaneously
Sky Gamestar	*Interactive on-line games channel*
Sky Talk	Low-cost home phone service provided exclusively for Sky digital subscribers
Terrestrial channels	Television channels which have access to an analogue spectrum. The UK currently has five terrestrial channels: BBC 1, BBC 2, ITV, Channel 4 and five
Transmission costs	*Costs of transmitting channels to subscribers*
Transponder	Leased wireless communication devices on satellites which send programming signals to minidishes
UK GAAP	United Kingdom Generally Accepted Accounting Principles
Viewing share	Number of people viewing a channel as a percentage of total viewing audience

Designed and produced by salterbaxter
Photography by James Cant and John Edwards
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British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone +44 (0)870 240 3000
Facsimile +44 (0)870 240 3060
www.sky.com
Registered in England No. 2247735